CITY OF NAPLES

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

INTRODUCTION...................................................................7

CITY OF NAPLES.................................................................9

THE ECONOMY...................................................................14

FINANCIAL CONDITION OF THE CITY...............................................16

DEBT OF THE CITY..............................................................26

THE REPUBLIC OF ITALY.........................................................28

OFFICIAL STATEMENTS...........................................................82

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES................................82

SCHEDULE OF OUTSTANDING DEBT AS OF DECEMBER 31, 2005..........................83

                                  INTRODUCTION

THE EURO

The Treaty on the European Union (the "MAASTRICHT TREATY"), which came into effect on November 1, 1993, established the guidelines for a single European currency under the monetary control of a European Central Bank. The European Monetary Institute ("EMI") was subsequently established with responsibility for the technical preparations for European Monetary Union (including instruments, procedures and regulations) as well as for strengthening cooperation and coordination among the monetary authorities of the member states. With the approval of the Council of the European Union, Italy, Austria, Belgium, Finland, France, Germany, Greece, Ireland, Luxembourg, the Netherlands, Portugal and Spain (the "PARTICIPATING MEMBER STATES") agreed to adhere to the Maastricht Treaty.

On January 1, 1999, the Euro officially became a currency, alongside each of the national currencies of Participating Member States, which were fixed at irrevocable conversion rates to the Euro, and the currencies of other European Union member countries that are not Participating Member States also became linked to the Euro. The national currency of each Participating Member State continued to be the sole legal tender for cash transactions in each nation. The conversion rate between the Euro and the Italian Lira was fixed at Lit.1,936.27 per Euro. The following table sets forth the fixed conversion rates between the Euro and each of the twelve Participating Member States' national currencies:

           BELGIAN/
          LUXEMBOURG   FRENCH  DEUTSCHE  IRISH     DUTCH    PORTUGUESE   SPANISH   AUSTRIAN   FINNISH  ITALIAN    GREEK
            FRANCS     FRANCS   MARK     POUNDS   GUILDER     ESCUDOS    PESETAS   SCHILLINGS  MARKS    LIRA     DRACHMA
          ---------   -------  -------  -------   -------   ---------    -------   ---------- -------  -------  --------
(euro)1.00...    40.3399    6.55957  1.95583   0.787564  2.20371   200.482    166.386   13.7603   5.94573  1936.27   340.750

Also on January 1, 1999, the European Central Bank in Frankfurt began to determine the monetary policy for the Participating Member States centrally. Beginning on January 1, 2002, the Euro was introduced as the legal tender in each of the Participating Member States and each of the pre-existing national currencies continued to be accepted for temporary periods ending no later than March 1, 2002. The Italian Lira ceased to be legal tender on March 1, 2002, and has been removed from circulation and replaced by the Euro.

All Lira amounts have been converted into Euro at the fixed exchange rate of Lit.1,936.27 to (euro)1.00.

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, certain information regarding exchange rates between the U.S. Dollar and the Euro, based on the Noon Buying Rate for Euros expressed in Euro for $1.00 (rounded to the nearest Euro). These rates are provided solely for your convenience. We do not represent that the named currencies could have been converted at these rates or any other rate.

The column of averages in the tables below shows the averages of the relevant exchange rates on the last business day of each month during the relevant period. The high and low columns show the highest and the lowest mid-market quotes, respectively, on any business day during the relevant period. Except as otherwise specified, all amounts in this Annual Report are expressed in Euro ("EUR", "EURO" or "(EURO)") or in United States Dollars ("DOLLARS", "$", "US$" or "U.S. DOLLARS"). Amounts stated in Dollars, unless otherwise indicated, have been translated from Euro at an assumed rate solely for convenience, and should not be construed as representations that the Euro amounts actually represent such Dollar amounts or could be converted into Dollars at the rate indicated or any other rate.

                             U.S. DOLLAR PER EURO(1)

              YEAR ENDED DECEMBER 31,                 END OF PERIOD     AVERAGE(2)         HIGH             LOW
--------------------------------------------------   --------------    -----------        -----            ------
2005..............................................        1.18             1.24            1.35             1.17
2004..............................................        1.36             1.24            1.36             1.18
2003 .............................................        1.26             1.13            1.26             1.04
2002 .............................................        1.05             0.95            1.05             0.86
2001 .............................................        0.89             0.89            0.95             0.84

---------------
(1) Based on the U.S. Federal Reserve Bank noon buying rate for Euro for 2001, 2002, 2003, 2004 and 2005.

(2) Based on the average of the exchange rates for the last business day of each month during the relevant period.

                                 CITY OF NAPLES

GENERAL

The City of Naples  (the  "CITY"  or the "CITY OF  NAPLES")  is  located  in the
Southern portion of the Republic of Italy ("ITALY" or the "REPUBLIC") on the Mediterranean coast in the region of Campania.

The City dates from the sixth or seventh century B.C., when Greek colonists established an outpost under the name of "Parthenope" on what is now Naples. "Parthenope" later changed its name to "Palepolis" (old town) before the inhabitants of the Greek colony Cuma founded "Neapolis" (new town) in 475 A.D. Over the centuries, Naples became a prosperous commercial center and has remained an important trading port on the Mediterranean Sea ever since.

Today, the City occupies an area of 117.2 square kilometers (approximately 453 square miles). With a population of approximately one million as of December 31, 2004, Naples is the third largest city in Italy, after Rome and Milan. The population of the Naples metropolitan area (known as the PROVINCIA DI NAPOLI) amounted to approximately 3 million as of December 31, 2004.

Naples is the capital of the region of Campania (hereinafter referred to as the "REGION OF CAMPANIA" or the "REGION"), the second most populous of Italy's 20 regions. As of December 31, 2005, Campania had a population of approximately 5.8 million representing approximately 9.9% of the population of Italy. Campania, along with the regions of Abruzzo, Molise, Puglia, Calabria, Basilicata, Sicily and Sardinia, form an area in Southern Italy known as the "MEZZOGIORNO".

With an international airport, an extensive road and rail network and one of the most important ports in the Mediterranean Sea, the City of Naples is well connected to local communities as well as strategically placed to conduct international trade. Its strategic location historically led to the growth of Naples into one of Italy's major cities while the City's local environment and proximity to the islands of Capri, Ischia and Procida have established tourism as one of its most important industries.

In June 1996, the City of Naples issued $195 million in aggregate principal amount of senior notes (the "NOTES") in a registered offering in the United States and listed the Notes on the New York Stock Exchange. The Notes bear interest at a rate of 7.52% per annum and mature on July 15, 2006.

The principal office of the City is located at PALAZZO SAN GIACOMO, Piazza del Municipio, Naples, Italy.

GOVERNMENTAL ORGANIZATION

RELATIONSHIP BETWEEN CENTRAL GOVERNMENT AND LOCAL GOVERNMENTS

The Republic of Italy has been a democratic republic since June 2, 1946. Its government is organized territorially and administratively on national, regional and local levels. Legislative, executive and judicial powers are exercised at the national level by the Central Government of Italy (the "CENTRAL GOVERNMENT"). Limited legislative and executive powers are exercised by the governments of regions (REGIONI, of which there are 20), provinces (PROVINCE, of which there are 103) and municipalities (COMUNI, of which there are approximately 8,100).

The Central Government has exclusive powers to act, INTER ALIA, in the areas of international relations, defense, armed forces and national security, foreign trade and economic, monetary and energy policies. The Central Government also has powers to act in other areas, such as public works, water resources, railways and transportation. The Central Government provides a substantial portion of the funds of regions, provinces and municipalities.

Due to amendments to the Italian Constitution (the "CONSTITUTION") introduced by Constitutional Law No. 3 of October 18, 2001, regions were granted greater legislative powers which can be exercised on all those matters not expressly reserved to the competence of the Central Government as well as on such other matters falling within the concurrent competence of regions and the Central Government, while provinces and municipalities exercise certain regulatory and executive powers at local level.

In particular, new Article 118 of the Constitution attributes administrative functions to municipalities with the exception of those functions that are attributed to provinces, metropolitan cities, regions or the Central Government in order to guarantee the co-ordinated exercise of these functions. The recent amendments to the Constitution implement the principle that the management of public functions should be attributed to those entities which are nearest to citizens and consequently in a position to grant them the most efficient support (PRINCIPIO DI SUSSIDIARIETA), such as municipalities.

As a consequence of the federalist reform which started with Law No. 59 of March 15, 1997 (the "LEGGE BASSANINI") and which is still in progress today, municipalities currently derive the majority of their revenues from their own sources (namely taxes and income from the provision of public services).

In particular, Constitutional Law No. 3 provides that: (i) municipalities have financial autonomy within certain limits; (ii) municipalities are entitled to establish and collect their own taxes and other revenues in a manner consistent with the general criteria set forth by the Constitution and in compliance with the principles of co-ordination of public debt and the domestic tax system;
(iii) municipalities are entitled to receive a portion of Central Government taxes collected within their territory; (iv) the redistribution of resources from richer to poorer areas shall be effected by means of an equalization fund;
(v) the revenues listed in the preceding paragraphs (i) to (iv) be used to fund the public functions devolved to municipalities; (vi) to promote economic development, cohesion and economic and social balance, the Central Government shall devote additional resources to and, where necessary, intervene in support of, specific municipalities; and (vii) the municipalities shall have their own assets attributed according to the general principles set forth by the Central Government and may incur indebtedness only to finance investment which indebtedness cannot be guaranteed by the Central Government.

The Region of Campania has powers with respect to general economic and social issues and is responsible for providing resources to finance municipal and provincial investment programs. Its powers are largely administrative and cover the regulation of regional offices and administrative authorities; local, rural and urban policing; fairs and markets; charities, health trusts and hospitals; professional training and education; museums and libraries belonging to local authorities; town planning; tourism and hotels; national tramways and motorways; road maintenance, aqueducts and public works of national interest; navigation; regulations relating to minerals and thermal water; regulations relating to quarries; agriculture; forestry; and arts and crafts.

The City is responsible for managing City-owned properties, providing City-wide services such as urban transportation, water, sewers and waste disposal, constructing and managing government housing on behalf of the Central Government, certain pre-schools, museums and cultural sites, local economic promotion, certain social services for the elderly, foster children and handicapped individuals (retirement homes, foster care and renovation for handicapped access) and various local civil services. See "--Major Activities." The City conducts a number of these services through its subsidiaries. See "Financial Condition of the City--Subsidiaries."

LOCAL ADMINISTRATION

Naples is governed by a Mayor, a City Council (CONSIGLIO COMUNALE) and a City Board (GIUNTA COMUNALE). Supervisory and advisory assistance is provided to the City Council through the Board of Auditors (COLLEGIO DEI REVISORI). Since the electoral reforms of June 1993, the Mayor is elected directly by popular vote for an uninterrupted term of five years. The Mayor is responsible for appointing the members of the City Board. In Naples, the City Council consists of 60 members elected by popular vote for terms of five years. The City Council has responsibility for the City's policy and regulation. In particular, the City Council is responsible for the City's accounts and budgets and enacting relevant statutes and by-laws; the City's investment programs; provisions of and setting tariffs for public services; bond issues and other debt financing; and managing the City's fixed assets. The City Board is an administrative and executive body, responsible for making proposals to the City Council and administration of the City Council's policies. The City Board is in charge of drawing up the provisional and final financial statements and the long-term budget. The City Board consists of the Mayor and sixteen ASSESSORI, which are chosen directly by the Mayor and cannot be members of the City Council. Each ASSESSORE is responsible for one or more administrative departments.

The Board of Auditors, which is nominated by the City Council, consists of three members that have three-year terms. Members of the Board of Auditors have the right to access all municipal records and documents and to attend meetings of the City Council. The Board of Auditors is empowered to provide comments on draft budgets and budget amendments, monitor the City's accounting and financial management, prepare an annual report on the City's financial statements, conduct cash controls on the City's treasury department on three-month intervals and refer serious mismanagement or fraud to the City Council and to law enforcement authorities.


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

Today, the Mayor must attain an absolute majority of votes. In the event that a candidate obtains less than a majority, a second ballot must be held between the two candidates with the highest number of votes. Each list of candidates for the City Council is linked to one candidate for the position of Mayor. The candidates on the elected Mayor's list are automatically awarded the greater of 60.0% of the City Council seats or the percentage of the City Council seats equal to the percentage vote obtained in the election. The remaining seats are distributed among the candidates on the other lists based on the percentage vote obtained in the election.

As of December 31, 2005, the mayor, Mrs. Rosa Russo Jervolino, a member of the center-left coalition (L'ULIVO), was in office. Mrs. Jervolino was elected to office in May 2001. Her term expired in May 2006 and she was re-elected for another term.

The following table shows the political party affiliations of the City Councilors elected in the most recent election:

             REPRESENTATION OF POLITICAL PARTIES IN THE CITY COUNCIL

                                                                                       ADMINISTRATIVE ELECTION OF
                                                                                              MAY 13, 2001
                                                                                      -------------------------------
                                 POLITICAL PARTY                                        SEATS          PERCENTAGE
--------------------------------------------------------------------------------      -----------     ---------------

Democratic Party of the Left (PARTITO DEMOCRATICO DELLA SINISTRA)...............            18               30.0%
Daisy (MARGHERITA)..............................................................             5                8.3%
Popular Party (PARTITO POPOLARE)................................................             3                5.0%
Communist Refoundation (RIFONDAZIONE COMUNISTA).................................             3                5.0%
Greens (VERDI)..................................................................             3                5.0%
Renew Italy (RINNOVAMENTO ITALIANO).............................................             1                1.6%
Italian Democratic Left (SINISTRA DEMOCRATICA ITALIANA).........................             1                1.6%
Republican Party (PARTITO REPUBBLICANO).........................................             1                1.6%
Italian Communist Party (PARTITO DEI COMUNISTI ITALIANI)........................             1                1.6%
TOTAL MAJORITY..................................................................            36               60.0%
                                                                                      -----------     ---------------


Go Italy (FORZA ITALIA).........................................................            11               18.3%
National Alliance (ALLEANZA NAZIONALE)..........................................             5                8.3%
House of Liberties - Martusciello for Major
(CASA DELLE LIBERTA PER MARTUSCIELLO PER SINDACO)...............................             5                8.3%
Christian Democratic Party (PARTITO DEMOCRATICO CRISTIANO)......................             2                3.3%
White Flower (BIANCO FIORE).....................................................             1                1.6%
                                                                                      -----------     ---------------
TOTAL OPPOSITION................................................................            24               40.0%
                                                                                      -----------     ---------------

                                                                TOTAL CITY COUNCIL          60              100.0%
                                                                                      ===========     ===============


EMPLOYEES OF THE CITY

The following table shows the employees of the City at the dates indicated:

                         EMPLOYEES OF THE CITY OF NAPLES

                                      YEAR ENDED DECEMBER 31,
                   -------------------------------------------------------------
                       2000        2001         2002         2003        2004
                   ---------    ---------    ---------    ---------    ---------
City of Naples.....   13,471       13,457       13,432      13,537      13,303
                   =========    =========    =========    =========    =========

As of December 31, 2004, the City employed 13,303 employees, representing a 1.7% decrease from the December 31, 2003 total of 13,537. The decrease was the result of the retirement of employees without replacing them with new employees in accordance with the cost-cutting measures set forth in a law passed by the City in 2003.

Unions represent City employees. Separate contracts are negotiated on a national basis for non-executive and executive employees. Generally, the contracts are for four-year terms and the economic aspects of the contract are negotiated every two years. The contracts generally expire prior to the negotiation of a new contract. Until the new contract is in effect, the terms of the prior contract are generally respected and upon effectiveness of the new contract retroactive payments are made. The City's national contracts expired on December 31, 2003. New national contracts were entered into on January 1, 2004. Naples has not experienced significant work stoppages by City employees in the past three years. The pensions of City employees are paid by the Central Government entity INPDAP (Institute of Social Security for Public Administration Employees), which was created specifically for public sector employees.

MAJOR ACTIVITIES

The City is responsible for managing City-owned properties. The management of these properties was outsourced to an external company, Romeo Immobiliare, which provides City-wide services such as urban transportation, water, sewers and waste disposal, constructing and managing government housing on behalf of the Central Government, certain pre-schools, museums and cultural sites, local economic promotion, certain social services for the elderly, foster children and handicapped individuals (retirement homes, foster care and renovation for handicapped access) and various local civil services. The City conducts a number of these services through its subsidiaries (joint stock companies (SOCIETA PER AZIONI)). See "Financial Condition of the City--Subsidiaries."

PUBLIC HOUSING. The construction and maintenance of public housing is substantially funded by the Central Government with a lesser part sustained by the City. The Central Government provides its funding allotment through direct project grants to the City, which are then disbursed under the supervision of the City's administration. After several years of low capital expenditures on public housing due to DISSESTO, in 2004 the City spent approximately
(euro)31,011,336 million on housing improvement, renovation and construction.

EDUCATION. Primary and secondary education is principally the responsibility of the Central Government. The City operates nursery schools and kindergartens. The City also provides funding for certain expenses of primary and secondary schools. Furthermore, five universities are located in Naples, however, they are not the responsibility of the City.

WASTE COLLECTION AND DISPOSAL. The City and the Region of Campania share responsibility for waste disposal. Garbage collection is performed by ASIA S.p.A., which is 100.0% owned by the City. Identifying and constructing new dumps is the responsibility of the Region of Campania.

PUBLIC SECURITY. The City maintains a municipal police force of approximately 2,470 officers. The main responsibilities of the police force are traffic control and traffic violations, audits for evasion of City fees and taxes, public building security and enforcement of building codes. In 2004, significant expenses were incurred totaling (euro)78 million for public security purposes.

SEWAGE SYSTEM AND WATERWORKS. The City is responsible for the construction, maintenance and management of the sewage system in the City. As of December 31, 2004, the sewage system consisted of over 1,000 kilometers of sewers. Due to the age of the sewage system, for the past few years the City has budgeted and incurred significant maintenance and capital expenditures for the system. The City supplies drinkable water to its inhabitants through ARIN (AZIENDA RISORSE IDRICHE DI NAPOLI), a joint stock company (SOCIETA PER AZIONI) wholly owned by the City. See "Financial Condition of the City--Subsidiaries." ARIN utilizes a network of approximately 2,360 kilometers of pipes to distribute drinking water to more than 2 million people in the Naples metropolitan area with an average water supply of approximately 104,084,151 cubic meters in 2004. As part of a process towards a more efficient management system of water resources, including sourcing, distribution, depuration and sewerage, the Region of Campania has recently implemented a reorganization plan, whereby the management of water resources has been entrusted to macro-urban areas, each named "AMBITO TERRITORIALE OTTIMALE" ("ATO"), which must assign the activities to private companies by calling for tenders. ARIN, as the leading company in the Region of Campania, would in a good position to obtain such assignments. However, as of December 31, 2004, such assignment had not yet been carried out.

URBAN AND SUBURBAN TRANSPORTATION. The City provides urban transportation through ANM (AZIENDA NAPOLETANA MOBILITA), a joint stock company (SOCIETA PER AZIONI) 100.0% owned by the City and Metronapoli S.p.A., which is 62.0% owned by the City. ANM also provides suburban transportation through CTP (CONSORZIO TRASPORTI PUBBLICI), a consortium 50.0% owned by the City and 50.0% owned by the PROVINCIA DI NAPOLI. See "Financial Condition of the City--Subsidiaries."

URBAN  INFRASTRUCTURE.   City  planning  is  designed  to  promote  the  orderly
development and continual improvement of the City and to provide the infrastructure for a healthy and cultural urban life for its citizens. For these purposes the City prepared and recently approved a regulatory plan (PIANO REGOLATORE) relating to the design, construction and maintenance of urban infrastructure, including roads, subways, waterworks, sewage works, parks, and urban development for residential area projects and redevelopment projects. Building regulations are also imposed for land use control and for safety, fire prevention and sanitation purposes, as well as to ensure the conformity of buildings with zoning and occupancy regulations.

ROADS. There were approximately 1,211 kilometers of public roads in the City as of December 31, 2004. While the City is not responsible for the construction of new roads, it is responsible for their maintenance and lighting.

OTHER TRANSPORT. Naples International Airport (Capodichino) connects Naples with other major Italian and international airports. The operations of Capodichino are conducted by GE.S.A.C. (SOCIETA GESTIONE SERVIZI AEROPORTI CAMPANIA S.P.A.), a limited liability corporation which is owned by British Airport Authorities Plc ("BAA", which owns 65.0% through its subsidiary BAA Italia S.p.A.), the City of Naples and PROVINCIA DI NAPOLI (which own 12.5% each), SEA S.p.A. and Interporto Campano S.p.A. (which own 5.0% each); see "Financial Condition of the City--Subsidiaries." In 2004, approximately 4.63 million passengers traveled on flights arriving at or departing from Capodichino resulting in an 1.0% increase from the approximately 4.59 million passengers registered in 2003. In addition, approximately 25,000 tons of merchandise were transported through the airport in 2004 as compared to 29,000 tons in 2003 (Source: Bank of Italy Annual Report for 2004 - May 2000).

The port of Naples is one of the largest Italian ports with respect to the number of passengers and ships and the fourth-largest with respect to tonnage. In 2004, the port had a flow of approximately 1,027,235 passengers and approximately 19,448,709 tons of cargo as compared to 859,849 passengers and approximately 19,414,315 tons of cargo in 2003 representing a 19.5% and a 0.2% increase, respectively. The port is managed by an autonomous entity (ENTE AUTONOMO PORTO) (Source: Bank of Italy Annual Report for 2004 - May 2005).

CITY PROPERTIES. The City owns properties, including land and buildings (both for public use and residential housing) which at December 31, 2004, had a value of approximately (euro)3,733 million, according to the public registrar's office. All such properties are subject to the DISSESTO procedure. See "Financial Condition of the City--DISSESTO FINANZIARIO."

UTILITIES. As in other parts of Italy, the construction of the network and its maintenance are provided by Telecom Italia S.p.A. The electrical power in Naples is supplied primarily by ENEL, the formerly state-owned electric power distribution company.

                                   THE ECONOMY

REGION OF CAMPANIA

The following discussion of the economy of Campania and the City is based on data of Istat (ISTITUTO NAZIONALE DI STATISTICA), the Bank of Italy (BANCA D'ITALIA), and the Region of Campania.

In 2004, approximately 6.5% of Italy's gross domestic product ("GDP") was generated in Campania and 3.36% of Italy's GDP (as added value) was generated in Naples. In the year ended December 31, 2004, Campania's GDP per capita was approximately (euro)15,496 as compared to approximately (euro)22,930 for Italy as a whole. The unemployment rate in 2004 was 15.6% in Campania (as compared to 8.0% in Italy during the same period).

THE EUROPEAN UNION'S OPERATIONAL PROGRAM FOR CAMPANIA. On August 8, 2000, the European Commission approved an operational program (the "PROGRAM") for Campania to support the Region's development through measures on natural, cultural and human resources, local development systems, urban areas, networks and service centers. The Program is part of the Community Support Framework for the period 2000-2006 (QUADRO COMUNITARIO DI SOSTEGNO) which operates in underdeveloped areas by assisting their development and supporting their economic and social stability. In Italy, such areas comprise the entire MEZZOGIORNO. The total amount of the grant is approximately (euro)9,216 million. The Community contribution amounts to (euro)3,825 million (41.5% of the total), the balance being borne by national and regional authorities and by the private sector. Community funding will be provided by the European Regional Development Fund (65.5%), the European Social Fund (16.5%), the European Guidance and Guarantee Fund (17.0%) and the Financial Instrument for Fisheries Guidance (1.0%).

Funds provided by the Central Government and the European Union are contingent upon their being allocated to specific projects and must be returned to the European Union if not spent on such projects.

The Program principally focuses on six areas: (i) NATURAL RESOURCES (measures relating to the improvement of water resources, soil and coastline protection, upgrading of natural areas, waste processing and energy management with special reference to renewable resources); (ii) CULTURAL RESOURCES (enhancement of the region's cultural resources as a factor contributing to its economic and social development); (iii) HUMAN RESOURCES (measures are closely linked to the Commission's recommendations and the national action plan in the context of the European strategy for employment; research and technological innovation measures are also planned); (iv) LOCAL DEVELOPMENT SYSTEMS (promoting local development systems, in particular industrial districts and export systems, and new companies, supporting demand for high-quality services and upgrading professional qualifications; special emphasis is placed on boosting the competitiveness of tourism and developing its potential); (v) CITIES (enhancement of the City's role in its territorial context as a means of improving competitiveness and the social potential of urban areas); and (vi) NETWORKS AND SERVICE CENTERS (the measures aim to develop transport infrastructures and to accelerate the introduction of the information society in education, public administrations and the production base; actions to internationalize the regional economy are also planned). In addition, technical assistance measures will be provided to assist with the management of, information on, implementation of, control and evaluation of all aspects of the Program.

THE CITY OF NAPLES

GENERAL. Naples is the major business, commercial and cultural center of the Region of Campania. In 2004, the City's GDP per capita was approximately
(euro)14,000 as compared to an average of (euro)15,496 for the Region of Campania as a whole.

Naples is a center for tourism due to its historic value and the proximity of Pompei, Hercolaneum, the Amalfi Coast and the islands of Capri, Ischia and Procida. In 2004, approximately 21.4 million tourists visited the Region as compared to 21.3 million in 2003, representing a increase of 0.7%. The administration has made the restoration of the historic areas of the City, in particular near the port, a centerpiece of its agenda to promote tourism.

EMPLOYMENT. The unemployment rate for the City of Naples is higher than the Italian national average, as is the case for the Region of Campania as a whole. In 2004, the unemployment rate was 18.9% in Naples and 15.6% in the Region as compared to a national average of 8.0%. Since 1995, the unemployment rate for the City of Naples has decreased by approximately 30.8%.

INFLATION. The table below shows annual increases in the consumer price index of Naples and Italy for the periods indicated.

                         CHANGE OF CONSUMER PRICE INDEX

                                      YEAR ENDED DECEMBER 31,
                   -------------------------------------------------------------
                      2000        2001         2002         2003          2004
                   ---------    ---------    ---------    ---------    ---------
Naples..........      1.9%        2.7%         2.4%         2.7%          2.6%
Italy...........      2.5%        2.7%         2.5%         2.5%          2.2%
                   =========    =========    =========    =========    =========

---------------
Source:  Istat, SERVIZI STATISTICI COMUNE DI NAPOLI.

                         FINANCIAL CONDITION OF THE CITY

SUMMARY

The City of Naples prepares its financial statements in accordance with accounting principles and standards established by the Local Authorities Act (REGOLAMENTO DI CONTABILITA), which requires the preparation of the annual provisional budget (BILANCIO ANNUALE DI PREVISIONE), the pluri-annual budget (BILANCIO PLURIENNALE) and the financial report (RENDICONTO).

The relationships between the City, the Central Government and the regional government are governed by one principal law, Law 267/2000 (the "MUNICIPAL LAW") and by the annual financial laws (LEGGI FINANZIARIE). The City derives the majority of its revenues from transfers, primarily from the Central Government. Municipalities are permitted to levy direct and indirect taxes and charges and fees for services.

The general administration of Naples' finances is the responsibility of the City Board and the City Council. The budget is initially developed by the respective departments of the City and consolidated by the financial services department. After approval by the City Board, the budget is provided to the Board of Auditors for its review and comments. Thereafter, the budget together with an annual report prepared by the Board of Auditors is submitted to the City Council for approval. The City Council is required to approve year-end financial statements no later than on June 30 of each year. The budget for each year is required to be approved by December 31 of the previous year. In practice, however, the budget may be delayed due to the lack of a budget at the Central Government. The City budget is completed after the approval of the Central Government budget, so that the budgeted revenues from Central Government transfers are committed, not estimated. If the City's budget has not been approved by the beginning of the year, expenditures are limited to one twelfth of the previous year's amounts, except for payment of personnel, outstanding obligations, debt payments, taxes and operations necessary to avoid severe damage to the local authority, which are not subject to such limit. At least once a year, by September 30, the administration is required to review the budget for imbalances and to make any necessary adjustments by November 30. Local authorities must include in the budget a reserve of not less than 0.3% and not more than 2.0% of budgeted expenses to be used for extraordinary or greater than expected expenses.

The current surplus is calculated on an accrual basis. The current revenues are required to exceed current expenditures and debt repayments. The issuance of bonds is permitted only for capital investments or to refinance older, more expensive loans, where bonds would provide access to more favorable funding. New borrowing is only permitted if interest expense, net of interest transfers from the central and regional governments, is less than 12 % of the year's current revenue.

MUNICIPAL TREASURER (TESORIERE COMUNALE). Municipalities in Italy are required to effect all payments and collect all revenues through an account with a specially appointed municipal treasurer (TESORIERE COMUNALE). The municipal treasurer intermediates funds between the City and the Bank of Italy. The municipal treasurer is required to deposit all surplus cash on a daily basis into an account at the local branch of the Bank of Italy (TESORERIA UNICA). In the case of Naples, the municipal treasurer is SanPaolo - Banco di Napoli.

IRREVOCABLE PAYMENT DELEGATION (DELEGAZIONE DI PAGAMENTO). The municipal treasurer can be granted an irrevocable authorization to pay interest on, and repay the principal of, debt when due on behalf of the City (DELEGAZIONE DI PAGAMENTO). Upon entering into a bond issue, the City is required to implement such a DELEGAZIONE DI PAGAMENTO by providing the municipal treasurer with the required power as well as a timetable for payments of interest and principal. The City may, but is not required to, provide for a DELEGAZIONE DI PAGAMENTO on loans other than bonds. Historically, the City has made such irrevocable payment delegations on all its financial indebtedness. See "Debt of the City." Once the authority has been delegated, the municipal treasurer is required to make future payments as interest and principal become due. The Municipal law requires the municipal treasurer to allocate appropriate funds in a reserve for payment of interest and principal on debt. Payments are made out of funds arising from tax revenues, transfers from the Central Government, the Region and other public entities and certain non-tax revenues.

REVENUES AND EXPENDITURES. The following table sets forth the current revenues, expenditures, capital revenues and spending for the periods indicated:

                                                                YEAR ENDED DECEMBER 31,
                                      ---------------------------------------------------------------------------
                                                                                                         BUDGET
                                        2001          2002          2003         2004         2005       2006(2)
                                      ---------     ---------    ---------     ---------   ---------    --------
                                                                       ((EURO) MILLIONS)
                                      ---------------------------------------------------------------------------
  Current revenues...............       1,301.5      1,304.5      1,266.0       1,277.0      1,323.0      1,304.0
  Previous Year Balance for
  Current Expenditures(1)........           5.0          7.2            0             0            0          138
  Current Expenditures...........      (1,167.3)    (1,149.8)    (1,112.0)     (1,190.0)    (1,276.0)    (1,373.0)
                                      ---------     --------    ---------     ---------    ---------     --------
  Current Balance................         139.2        161.0        154.0          87.0         47.0         69.0
                                      ---------     --------    ---------     ---------    ---------     --------
  Capital Revenues...............         114.0        248.8        253.0         197.0        117.0        714.0
  Previous Year Balance for
  Capital Expenditures(1)........           1.3            0            0             0            0
  Capital Spending...............        (235.7)      (359.7)      (515.0)       (474.0)        (361)        (834)
                                      ---------     --------    ---------     ---------    ---------     --------
  Balance Before Financing.......          17.5        (51.0)      (108.0)       (190.0)        (197)         (51)
                                      ---------     --------    ---------     ---------    ---------     --------
  New Borrowing..................          93.8         51.2        205.0         501.0          403          211
  Reimbursement of Borrowing.....          74.3         73.4         78.0        (297.0)        (185)        (132)
                                      ---------     --------    ---------     ---------    ---------     --------
  TOTAL BALANCE..................          38.3         28.8         19.0          14.0         21.0         28.0
                                      =========     ========    =========     =========    =========     ========

---------------
(1) Represent surpluses from previous years allocated to Current Expenditures and Capital Expenditures, as indicated.

(2)  Approved by the City Council on January 24, 2006

The City's current balance has shown a surplus since 1991. In the past years until 2002, as a result of increases in current revenues and decreases in expenditures from budgeted amounts, there has been a significant increase in the current balance from the budgeted amount. From 1998 to 2002, capital spending was greater than capital revenues because the City used surpluses from previous years to finance both current expenditures and capital spending. In 2004, the City's current balance decreased while capital revenues decreased. In 2005 current expenditures increased in correspondence to the ending of the current administration and the start of the new administration.

DISSESTO FINANZIARIO

Naples declared DISSESTO in May 1993. DISSESTO occurs when a municipality is either insolvent or unable to further guarantee the supply of basic services. The City remains subject to DISSESTO, which does not affect the payments on financial indebtedness subject to DELEGAZIONE DI PAGAMENTO and does not apply to transactions entered into by the City subsequent to the date on which DISSESTO was declared. The City has made all payments, both interest and principal, on all financial indebtedness since entering DISSESTO.

The primary reason Naples went into DISSESTO was that special entities for which the City was financially responsible made expenditures that were not appropriated in the budget. Recent legislation now provides that unappropriated expenses are not deemed to be expenditures of the municipality and that a creditor only has recourse against the employee, as an individual, who agreed to such unauthorized expenditure. In addition, the special entities (SOCIETA SPECIALI) have been transformed into joint stock companies (SOCIETA PER AZIONI), therefore their indebtedness is not reflected on the financial statements of the City.

The procedure of DISSESTO is governed by Legislative Decree No. 66 of March 2, 1989, which has been amended and the procedures streamlined and simplified on several occasions in the past years. The state of DISSESTO is commenced by a declaration to that effect by the City Council, publication of such notice by the Italian Ministry of the Interior and the appointment by the President of the Republic of Italy of the ORGANO STRAORDINARIO DI LIQUIDAZIONE, a three-person committee (the "STATUTORY RECEIVERS"). The primary purpose of the Statutory Receivers is to perform a full audit of claims entered into prior to the date of DISSESTO (the "PRE-DISSESTO CLAIMS") against the City and to assess the assets available to pay these claims and to recover all unpaid amounts owed to the City. The Statutory Receivers in Naples were appointed by Presidential decree of the Italian Republic dated May 3, 1993.

Upon conclusion of a full accounting and verification of the PRE-DISSESTO Claims and the recovery of credits owed to the City, the Statutory Receivers must present to the Ministry of Interior a plan for repayment of the verified PRE-DISSESTO Claims (the "VERIFIED CLAIMS") for its approval. The Central Government is required to grant a loan through CASSA DEPOSITI E PRESTITI, the amount of which varies based on the number of inhabitants of the entity in DISSESTO. Subsequent debt service for the loan is funded by transfers from the Central Government. In preparing its plan for repayment of Verified Claims, the Statutory Receivers consider whether the size of the loan to be received by the CASSA DEPOSITI E PRESTITI is sufficient to cover all Verified Claims.

As of December 31, 2005, creditors have been paid a total of (euro)689.9 million of the total amount initially owed and the City saved approximately (euro)229.4 million through the simplified procedure described above. As of December 31, 2005, approximately (euro)7.9 million remained outstanding. Funds available to the Statutory Receiver as at that date totaled (euro)13.05 million. In addition, the City has approximately (euro)64.78 million (yet to be received) in credits available to cover these debts.

On February 15, 2006 the ORGANO STRAORDINARIO DI LIQUIDAZIONE approved the official plan of closure of dissesto.

FINANCIAL FEDERALISM

Current (Ordinary) transfers of funds by the Central Government represent approximately 44,27% of the current revenues of the City. The Municipal law transformed the financial relationship between the Central Government and local authorities by focusing on greater financial autonomy and financial responsibility of local authorities.

In order to implement such changes, the collection of certain taxes and fees that were previously the responsibility of the Central Government are or will become the responsibility of the City. This has resulted and will result in a proportional reduction of tax transfers to local authorities by the Central Government. See "--Current Revenues."

Furthermore, the Municipal law established three basic types of Central Government transfers: ordinary transfers, equalization transfers and capital transfers. Ordinary transfers are and will continue to be increasingly based on objective standards such as the size and population of the city and its economic and social indicators. Equalization transfers are allocated by the Central Government where the median income of the residents is lower than the national average, as is the case in Naples. Capital transfers are based on the size and population of the city and made for specific capital expenditures in connection with public work projects and cannot be used to finance current expenditures.

Transfers of funds to local authorities are dependent on the finances of the Central Government. While the City is not aware of any plan to change the current transfer system, there can be no assurance that transfers from the Central Government will continue in the manner or the amounts of the past.

CURRENT REVENUES

SOURCES OF REVENUE. Transfers of funds by the Central Government and the Region represent approximately 47,52% of the revenues of the City. The City collects certain taxes, fees and charges. The specific taxes and fees that municipalities are allowed to levy are as follows: use tax for use of public spaces; waste collection and disposal and sewage treatment and disposal fees; advertising taxes; and real estate taxes (IMPOSTA COMUNALE SUGLI IMMOBILI (ICI)). In addition, in 1998 the Central Government passed a law introducing a new tax regime for the year 1999-2000, whereby each municipality could apply a local personal income tax not to exceed 0.5% of the personal taxable income
(ADDIZIONALE IRPEF). The rate of this local personal income tax could be introduced progressively over a period of three years, through annual increases not to exceed 0.2% each year, up to the 0.5% maximum rate. The rate would become fixed in the third year. The City applied an initial 0.2% tax for the year 1999-2000 and has increased the rate to 0.4% for the year 2001, and to 0.5% for the years 2002, 2003, 2004 and 2005

The following table shows a breakdown of the sources of the City's current revenues for the periods indicated:

                                CURRENT REVENUES

                                                                YEAR ENDED DECEMBER 31,
                                      ----------------------------------------------------------------------------
                                                                                                          BUDGET
                                        2001          2002         2003          2004         2005        2006(2)
                                      ---------     ---------    ---------     ---------   ---------    ----------
                                                                      ((EURO) MILLIONS)
                                      ----------------------------------------------------------------------------
Tax Revenues
IMPOSTE.........................         218.4         214.6         328.1        330.1         340.9        326.2
TASSE...........................         106.5         112.6         112.8        128.0         133.2        134.4
TRIBUTI SPECIALI................           1.2          78.3           2.6          2.6             0            0
                                      --------     ---------     ---------     --------     ---------     --------
   Total tax revenue............         326.1         405.5         443.5        460.7         474,1        460.6
Current Transfers
Central Government..............         715.2         640.9         557.9        560.3         551.6        547.8
Campania........................          27.9          70.4          52.6         33.9          73.0         61.0
Other...........................           4.4           1.0           1.1          5.0           4.2          5.4
                                      --------     ---------     ---------     --------     ---------     --------
   Total current transfers......         747.6         712.3         612.0        599.2         628.8        614.2
Non-Tax Revenue
Public services.................          94.5         111.2          98.3        101.3          93.7         98.0
Rents...........................          27.4          28.0          25.9         40.1          43.3         43.0
Interest income.................           9.5           5.9           6.5          7.2           8.9          3.4
Competitions, refunds and payoffs          0.7           0.2           0            0.3          47.4         31.0
 Profits                                                                                          1.3          1.7

Corrections.....................            --            --             0            0             0            0
Other revenues..................          95.5          41.3          79.4         68.2          25.4         51.6
                                      --------     ---------     ---------     --------     ---------     --------
   Total non-tax revenues.......         227.9         186.6         210.4        217.1         220.0         84,3
                                      --------     ---------     ---------     --------     ---------     --------
Current Revenues................       1,301.5       1,304.4       1,265.5      1,277.0       1,322.9      1,159.1
                                      ========     =========     =========     ========     =========     ========
Previous year balance for current
  expenditures(1)...............           5.0           7.2             0            0             0          138
                                      --------     ---------     ---------     --------     ---------     --------
TOTAL CURRENT REVENUES..........       1,306.5       1,311.6       1,265.5      1,277.0       1,322.9      1,297.1
                                      ========     =========     =========     ========     =========     ========

---------------
(1) Represent surpluses from previous years allocated to current expenditures, as indicated.
(2) Approved by the City Council on January 24, 2006.

TAX REVENUES consist of IMPOSTE, TASSE and TRIBUTI SPECIALI (taxes, fees and special fees). IMPOSTE, the principal source of tax revenue, are real estate taxes (IMPOSTA COMUNALE SUGLI IMMOBILI (ICI)) based on the value of real estate registered with the public registrar's office at a rate of 0.55% for household residences. TASSE include fees for the exploitation of public areas for private use, for the consumption of electric power and for the performance of administrative duties (such as the issuance of stamps or notarizations). TRIBUTI SPECIALI are fees for the right to make street advertisements and fees for water purification. In 2004, tax revenues increased by (euro)17.2 million, or 3.9% as compared to 2003, due to the increase of the TARSU.

CURRENT TRANSFERS are made by the Central Government and the Region of Campania. The transfers take the form of both ordinary transfers and equalization transfers. The median income of the residents of Naples is below the national average and consequently Naples receives significant equalization transfers from the Central Government. The decline in current transfers between 1999 and 2000 was mainly due to the assignment of the employment agreements of approximately 1,500 support staff employees for local schools to the Central Government, thereby decreasing the City's need for Central Government funds to cover the salaries of such employees, as well as a decrease in the number of public projects financed by the Central Government. In 2004, current transfers decreased by (euro)12.8 million, or 2.1% as compared to 2003. The decrease was due mainly to a decrease of (euro)18.7 million in transfers from the Region. This phenomenon was repeated in 2005, but smaller transfers from the Region resulted in a total reduction of current transfers.

NON-TAX REVENUES include revenues from public services, rents, interest income, CONCORSI (credits), RIMBORSI (reimbursements), RECUPERI (recoveries) and corrections. PUBLIC SERVICES include fees charged for services provided by the City (such as sport centers), as well as for the private use of public property (such as parking lots) and fines for traffic law violations and other offenses. RENTS consist of payments made to the City for the lease of City-owned properties. INTEREST INCOME is the interest earned on overdue payments to the City. CONCORSI, RIMBORSI and RECUPERI include value added tax credits payable to the City, social security grants for elderly people and reimbursements by the Central Government, Region of Campania and the PROVINCIA DI NAPOLI for the conduct of elections. CORRECTIONS will result from matching, with equal expenses, the notional rents for schools and other municipal buildings. In 2004, non-tax revenues increased by (euro)6.7 million, or 3.2%, primarily as a result of (i) revenues from public services, and (ii) rents.

CURRENT EXPENDITURES

Current expenditures include personnel, goods and services, current transfers, interest expense and corrections.

The following table sets forth the current expenditures of the City for the periods indicated.

                              CURRENT EXPENDITURES


                                                                YEAR ENDED DECEMBER 31,(1)
                                              --------------------------------------------------------------------------
                                                                                                                  BUDGET
                                                2001          2002         2003          2004         2005        2006(2)
                                              ---------     ---------    ---------     ---------   ---------    --------
                                                                      ((EURO) MILLIONS)
                                              --------------------------------------------------------------------------
Personnel expenses........................      402.6        421.2         419.0         428.4       437.6         441.8
Goods and services........................      493.7        485.4         490.2         536.4       571.9         540.3
Rents, leases and related costs...........        9.8         10.5          12.2          11.2        12.9          13.1
Current transfers.........................       97.3        118.0          64.3          56.7        81.1          80.1
Interest expense..........................       53.5         51.5          50.0          54.3        71.4          61.2
Corrections...............................          0            0             0             0           0             0
Taxes.....................................       28.6         32.0          32.8          34.2        33.7          34.5
Extraordinary expenses....................       81.7         31.2          45.1          69.6        67.6          61.0
Others....................................         --           --            --            --          --         141.2
                                              -------      -------       -------       -------     -------       -------
TOTAL CURRENT EXPENDITURES................    1,167.2      1,149.8       1,112.6       1,190.8     1,276.2       1,373.2
                                             ========      =======       =======       =======     =======       =======

---------------
(1) Pursuant to the Legislative Decree of the Republic of Italy no. 194/96 of January 1, 1996, the accounting criteria employed to compile financial statements of regional and local governmental entities have changed, requiring monies transferred from the City to the Special Entities to be reclassified as payment for goods and services as opposed to current transfers.

(2)  Approved by the City Council on January 24, 2006

PERSONNEL EXPENSES are salaries, social security expenses and expenses in connection with early retirement. GOODS AND SERVICES include amounts spent on goods and services provided by independent contractors, such as street maintenance, and by certain of the City's subsidiaries. CURRENT TRANSFERS are transfers made by Comune di Napoli in favor of other public entities, as redistribution of contributions purposely obtained or as new contributions.

INTEREST EXPENSE is the interest paid on the City's long-term and short-term debt. CORRECTIONS are the accounting adjustments that reflect revenues relating to matters such as regional funding.

The following table sets forth the current expenditures of the City attributable to its major activities for the periods indicated.

                     CURRENT EXPENDITURES BY MAJOR ACTIVITY


                                                                            YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------------------------------
                                                                                                                     BUDGET
           ACTIVITY                                2001          2002         2003          2004         2005        2006(2)
           --------                              ---------     ---------    ---------     ---------   ---------    --------
                                                                               ((EURO) MILLIONS)
                                                 --------------------------------------------------------------------------
Administration................................      375.6       435.9         394.3        419.2         491.1       613.6
Roads and Transportation......................      183.5       138.5         147.4        159.5         145.7       160.2
Education, Culture, Sport and Recreational           99.7                     114.3        116.3         116.4       120.6
Activities....................................                  101.8
Public Security...............................       77.3        71.7          80.4         78.0          78.8        93.4
Housing and Environmental Management..........      294.4       258.3         258.1        303.2         295.9       238.2
Social Services(1)............................      122.7       126.9         106.9        100.6         138.3       138.6
Services and Local Economic Promotion.........       12.0        14.6           8.4         11.0           6.9         5.8
Other.........................................        2.0         2.1           2.4          3.0           3.1         2.2
                                                 --------     -------       -------      -------       -------     -------
TOTAL.........................................    1,167.2     1,149.8       1,112.6      1,190.8       1,276.2     1,373.2
                                                 ========     =======       =======      =======       =======     =======

---------------
(1) Primarily services for elderly and disabled persons as well as foster service.

(2) Approved by the City Council on January 24, 2006

Current Expenditures in 2000 increased as compared to 1999, mainly due to a substantial increase in housing and environmental matters, public security, and other expenses, which was partially offset by a decrease in social services. Current Expenditures in 2001 increased by (euro)130.1 million, or 12.5%, as compared to 2000, mainly due to a substantial increase in administration, education, culture, sport and social activities, partially offset by a decrease in roads and transportation activities. Current Expenditures in 2002 decreased by (euro)17.4 million, or 1.5%, as compared to 2001, mainly due to a decrease in roads and transportation activities. Current Expenditures in 2003 decreased by
(euro)37.2 million, or 3.2%, as compared to 2002, due to a decrease in administrative expenses, and a slight decrease in services and local economic promotion. Current Expenditures in 2004 increased by (euro)78.2 million, or 7.0%, as compared to 2003, due to an increase in expenditures for goods and services. Current Expenditures increased in 2005 by 7.1% due to the increase of administrative costs and costs for cultural, educational and recreational activities.

CAPITAL REVENUES AND CAPITAL EXPENDITURES

CAPITAL REVENUES consist of asset sales, capital transfers and credit collections. Asset sales consist of the sale of City-owned assets. CAPITAL TRANSFERS include contributions from the Central Government, the Region, the European Union and other public entities. The City incurs CAPITAL EXPENDITURES for the development and improvement of facilities for housing, transportation, the renovation of public property for general use and other civic purposes.

The following table sets forth the capital revenues of the City for the period indicated.

                                CAPITAL REVENUES

                                                                            YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------------------------------
                                                                                                                   BUDGET
                                                    2001          2002         2003          2004       2005       2006(1)
                                                 ---------     ---------    ---------     ---------   ---------    --------
                                                                               ((EURO) MILLIONS)
                                                 --------------------------------------------------------------------------
Asset sales...................................        0.1        0.6            0.11          0.2          4.3         32.1
Capital transfers.............................      114.2      248.1          253.29        197.0        112.5        621.6
                                                 --------     ------         -------       ------        -----       ------
TOTAL.........................................      114.3      248.7          253.4         197.2        116.8        653.7
                                                 ========     ======         =======       ======        =====       ======

---------------
(1) Approved by the City Council on January 24, 2006.

The decrease in 2000 was mainly due to a substantial decrease in transfers from the Central Government for works related to the City's subway system. The significant decrease in 2001 was attributable to a substantial decrease in capital transfers from the Central Government and the Region, due to a slowdown in the implementation of certain public projects, including roads and transportation projects such as the subway system, land development and environmental projects and maintenance works for municipal buildings. The increase in 2002 was attributable to the implementation of additional public projects. In 2003, the increase was due to higher transfers from the Central Government. The decrease in 2004 and 2005 was attributable mainly to a decrease in transfers from the Central Government.

The following table sets forth the capital expenditures of the City attributable to its major activities for the periods indicated.

                              CAPITAL EXPENDITURES

                                                                            YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------------------------------
                                                                                                                    BUDGET
                                                     2001         2002         2003          2004       2005         2006(1)
                                                  ---------     ---------    ---------     ---------   ---------    -------
                                                                               ((EURO) MILLIONS)
                                                 --------------------------------------------------------------------------
Administration.............................          13.3          22.7        73.8          150.5       106.6       66.8
Roads and Transportation...................          63.8         265.5       264.7          129.6       126.8      297.2
Education, Culture, Sport and Recreational           21.5          10.5        38.5           35.8        20.1       34.0
Activities.................................
Public Security............................           1.2           1.5         0.1              0         2.0        1.0
Housing and Environmental Management.......         132.9          54.4       119.7          141.2        69.0      108.7
Social Services(1).........................           0.9           1.6         8.3            4.9        27.0        7.2
Services and Local Economic Promotion......           2.2           3.5         9.7           10.7         6.5        2.0
Other......................................           0.0           0.0         0.0            1.3         3.0        0.0
                                                  -------       -------     -------        -------      ------      -----
TOTAL......................................         235.7         359.7       514.8          474.0       361.0      516.9
                                                  =======       =======     =======        =======      ======      =====

---------------
(1) Includes primarily services for elderly and disabled persons as well as foster service.

(2)  Approved by the City Council on January 24, 2006.

Capital expenditures included both capital expenditures financed in part by the City and capital expenditures financed through transfers from the Central Government, the Region and the European Union. The amount financed by the City includes funds accumulated from budget surpluses in previous years, borrowings and asset sales. In 2001, the significant decrease in Capital expenditures was due to a slowdown in implementation of certain public projects, including roads and transportation projects such as the subway system, land development and environmental projects and maintenance works for municipal buildings. Capital expenditures in 2002 and 2003 included both capital expenditures financed in part by the City and capital expenditures financed through transfers from the Central Government, the Region and the European Union. The increases in 2002 and 2003 were attributable to the implementation of additional public projects. In 2004, the decrease was due to a decrease in roads and transportation expenditures. In 2005, expenses for investments increased significantly due to the transfer of funds from the European Union.



SUBSIDIARIES

The City owns interests in 22 companies, seven of which operate in the public service sector. The value of the fixed assets of the City's subsidiaries amounts to nearly (euro)800 million. In addition, these subsidiaries use assets of the City such as infrastructure, warehousing, stations and vehicles. All public service sector subsidiaries were converted into joint stock companies (SOCIETA PER AZIONI) to permit efficient use of cash flow and to increase their asset base.

The following table lists the most significant subsidiaries of the City:

                                               SHAREHOLDING OF THE
                SUBSIDIARY                          CITY (%)              NET ASSETS 2004         NET ASSETS 2005
------------------------------------------   ------------------------    ----------------       ------------------
A.R.I.N. S.p.A..........................               100.00                   180.6                    221.1
A.N.M. S.p.A............................               100.00                    67.0                     91.1
A.S.I.A. S.p.A..........................               100.00                    38.0                     33.0
C.T.P. S.p.A............................                50.00                     6.8                     27.7
GE.S.A.C. S.p.A.........................                12.50                    41.0                     44.1
Mostra d'Oltremare S.p.A................                66.70                   168.6                    168.9
Metronapoli S.p.A.......................                89.00                     2.0                      2.0

                               BALANCE SHEET 2005

                                                                AS OF DECEMBER 31, 2005
                                  ----------------------------------------------------------------------------------
                                                                                                         METRONAPOLI
           SUBSIDIARY             A.R.I.N. SPA   A.N.M. SPA   A.S.I.A. SPA    C.T.P. SPA    MOSTRA SPA       SPA
-------------------------------   ------------- ------------ -------------   -----------   -----------  ------------
                                                                     ((EURO) MILLIONS)
                                  ----------------------------------------------------------------------------------
Liquid asset....................        49,4           5,7           5,2            0,3           4,2           1,4
Credits.........................       226,8         164,4         193,9           96,0           6,5          56,0
Tangible assets.................       317,8          97,9          25,2           61,2         192,1           1,0
Intangible assets...............       132,0           0,7           0,2            1,4           0,2           0,5
Other...........................        60,4          14,9           0,9            4,0           0,1           0,2
                                     -------       -------       -------        -------        ------         -----
TOTAL ASSETS....................       786,4         283,6         225,4          162,9         203,1          59,1
                                     =======       =======       =======        =======        ======         =====
Other liabilities...............       330,1          77,9         178,9           34,4           8,7          48,7
Financial liabilities
(including Retirement Allowance)        15,3          89,2          12,0           70,8           1,3           7,6
Other...........................       229,9          25,4           1,6           30,1          24,2           0,8
                                     -------       -------       -------        -------        ------         -----
Net equity......................       211,1          91,1          32,9           27,6         168,9           2,0
                                     -------       -------       -------        -------        ------         -----
TOTAL LIABILITIES...............       186,4         283,6         225,4          162,9         203,1          59,1
                                     =======       =======       =======        =======        ======         =====


A.N.M.

A.N.M. S.p.A. (AZIENDA NAPOLETANA MOBILITA) is primarily responsible for the operation of the bus and tramway transport in the City of Naples. In 2004, its fleet comprised approximately 1,000 vehicles. The A.N.M. fleet makes approximately 500,000 journeys per day on 167 routes, covering an urban network of approximately 404 kilometers and a suburban network of approximately 119 kilometers. A.N.M. manages five bus depots, one filobus depot, one tram depot, five car parks, two workshops and six electrical control centers.

A surveillance system was installed which constantly monitors the service and allows for the real-time central management of the fleet.

In 2002, ANM incurred a loss of (euro)14.3 million, mainly as a result of a decrease in payments for services transferred from the City and an increase in costs for services. In 2003, ANM's loss amounted to (euro)6.4 million. This improvement was due to a revised organization of the subsidiaries implemented in 2003. In 2004, ANM incurred a loss of (euro)9.6 million, which was primarily attributable to personnel expenses. In 2005, however, ANM recorded a net gain of
(euro)347,874, which represented a substantial reversal of the historical trend and was due primarily to efficiency improvements.

C.T.P.

C.T.P. S.p.A. (COMPAGNIA TRASPORTI PUBBLICI), was converted into a joint stock company in March 2001 and manages the urban and suburban public transport services within the provinces of Naples and Caserta.

The service for the year 2004 was carried out, pursuant to article 46 of Regional Law No.3 dated March 28, 2002, by means of temporary service contracts (CONTRATTI DI SERVIZIO PONTE) between the company and local authorities. In recent years, C.T.P. has extended its scope of activity to services and operations relating to transportation, creating numerous subsidiaries.

At December 31, 2004, the entity employed approximately 1,800 persons. In 2004, its fleet was comprised of approximately 500 buses, which covered approximately 2,300 kilometers and transported approximately 35 million passengers per year. During 2003, C.T.P. completed a process of transformation and reorganization. As of December 31, 2004, a central structure co-ordinated the control and governance of activities of the company and its subsidiaries, and the company was divided into three operating divisions: services, workshops, and assets. The company established NAMET S.p.A. and brought into service 50 methane operated buses, the largest such fleet in Central and Southern Italy. C.T.P. obtained the ISO 9001/2000 and SA 8000 certificates and publishes a report on environmental sustainability on a yearly basis.

In 2004, CTP incurred a net loss of (euro)38.8 million, as compared to a net loss of (euro)43.1 million in 2003 and a net loss of (euro)36.9 million in 2002. In 2005, net loss amounted to (euro)18.6 million. Consequently, CTP continued his march of improvement in efficiency and in reduction of costs. Losses are funded annually in proportion to the share ownership. Annual losses reflect the ongoing need for subsidies to cover expenses not covered by other transfers or reserves.

A.R.I.N.

A.R.I.N. S.p.A. (AZIENDA RISORSE IDRICHE NAPOLI) supplies water to the City of Naples and to the provinces of Avellino, Benevento, Naples and Caserta. It is one of the largest companies supplying water to Southern Italy. As of December 31, 2004, the company supplied more than 1 million inhabitants of the City of Naples and approximately 650,000 inhabitants in the provinces. It had 552 employees and 280,000 user contracts across 26 municipalities of Campania. In 2003, A.R.I.N. also obtained the ISO9001 (Vision 2000) certificate of quality and the research department acquired the SINAL accreditation.

In 2002, ARIN's recorded a net loss of (euro)4.1 million and in 2003, ARIN's net loss amounted to (euro)1.2 million. In 2004, ARIN recorded a net gain of
(euro)41,971, which was primarily due to improved efficiency. In 2005, ARIN recorded a net gain of (euro)714.369, confirming the trend of the previous years.

A.S.I.A.

A.S.I.A. S.p.A. (AZIENDA SERVIZI IGIENE AMBIENTALI) manages health and environmental services for the City of Naples. It was originally incorporated as a special company (AZIENDA SPECIALE) but became a joint stock company in December 2003. A.S.I.A. carries out the collection and transportation of waste refuse of the area. The service provided is limited exclusively to refuse collection and removal. The company is not responsible for recycling or disposal, which are the responsibility of the Region.

The municipal program for the management of urban solid waste disposal, which was recently approved, gives A.S.I.A. the most important role in the new program. The program provides for the change of the TARSU (TASSA SUI RIFIUTI SOLIDI URBANI - solid refuse tax) fee into a tariff as of January 1, 2005, and A.S.I.A. will carry out the assessment and collection of such tariff. As a result, the consideration for the service will no longer be accounted for in the balance sheet of the municipality, but instead will be accounted for in the balance sheet of the company which will have sole responsibility for the management of the revenues.

In 2004, A.S.I.A. recorded a net loss of (euro)9.9 million as compared to a net loss of approximately (euro)29.4 million in 2003. In 2005, the net loss amounted to (euro)5.03 million. The continuous reduction of losses confirms the meaningful improvement of the company's performance and the progressive optimization of the cost and revenue structure.

METRONAPOLI S.P.A

Metronapoli S.p.A was incorporated on July 26, 2000, and became operative as of February 1, 2001, when it was assigned the management of the subway network of the City. The City's subway network is comprised of Line 1 and the four urban funiculars. In addition, it was assigned the urban railway service section of Line 2 by Trenitalia, the subsidiary of FERROVIE DELLO STATO, the national railway operator.

The City of Naples owns Line 1 and the four urban funiculars, and owns a 89.0% stake in Metronapoli. In 2005, the Comune di Napoli acquired 38% of the share capital of the company from Trenitalia. The remaining 11.0% is owned by ANM.
Consequently, Metronapoli, directly or indirectly, is currently completely controlled by the Comune di Napoli.

All of the transport services managed by the company are characterized by high level of frequency and by an equally high number of stops and stations. The transport is largely concentrated in the City of Naples and uses approximately 79 kilometers of railways serving 53 stations. The high level of frequency is guaranteed by a fleet of 30 trains and eight funiculars. Metronapoli transports approximately 250,000 people per day.

In 2004, Metronapoli S.p.A recorded a net profit of (euro)349,226 as compared to a net profit of approximately (euro)0.02 million in 2003 and approximately
(euro)0.04  million in 2002. In the 2005,  the company  recorded a net profit of
(euro)6,333, in spite of the increase of personnel costs and expenses resulting from the reorganization of industrial relationships with Trenitalia.

                                DEBT OF THE CITY

Debt of the City principally consists of loans borrowed in the domestic market from the CASSA DEPOSITI E PRESTITI (approximately (euro)504.3 million at December 31, 2005) and from Italian banking institutions ("INTERNAL FUNDED DEBT") (approximately (euro)349.6 million) and the Notes, of which (euro)386.4 million remained outstanding as of December 31, 2005. The CASSA DEPOSITI E PRESTITI is an entity managed and funded by the Central Government and lends exclusively to local authorities. The City regularly includes borrowings in its budgets provisions to permit short-term borrowings. The Central Government contributes to the debt service of the City. For loans contracted prior to 1980, the Central Government is responsible for 100.0% of debt service. For subsequent years, the amount of contribution depends on the use of proceeds.

The following table sets forth the debt of the City outstanding for the periods indicated:

                                                                       YEAR ENDED DECEMBER 31,
                                                  --------------------------------------------------------------------
                                                    2001          2002           2003          2004          2005
                                                  --------      --------       -------       -------        -------
                                                                            ((EURO) MILLIONS)
                                                  --------------------------------------------------------------------
Fixed Rate Debt............................          758.1         752.5          874.6       1,060.5           1268.0
Floating Rate Debt.........................            8.1           7.7            7.2          25.4             28.0
                                                   -------       -------        -------       -------          -------
Total Debt Outstanding.....................          766.2         760.2          881.8       1,085.9          1,296.0
                                                   =======        ======        =======       =======          =======
Debt for which service is paid with Central
  Government transfers.....................           41.6          80.5           41.0          39.0


The following table sets forth the changes in the debt of the City for the periods indicated:

                                                                      YEAR ENDED DECEMBER 31,
                                                  --------------------------------------------------------------------
                                                    2001          2002          2003          2004           2005
                                                  --------      --------       -------       -------        -------
                                                                            ((EURO) MILLIONS)
                                                  --------------------------------------------------------------------
Outstanding at Beginning of Year...........         791.1         766.2         760.2         881.8        1,085.9
New Borrowings.............................          49.6          67.4         199.7         500.9          396.0
Debt Repayments............................         (74.5)        (73.4)        (78.1)       (296.7)        (185.9)
                                                  -------       -------       -------       -------        -------
Outstanding at End of Year.................         766.2         760.2         881.8       1,085.9        1,296.0
                                                  =======       =======       =======       =======        =======

The following table sets forth the maturity and debt service schedules of the City's debt outstanding on December 31, 2005.

                                         MATURITY OF DEBT AND DEBT SERVICE
-------------------------------------------------------------------------------------------------------------------
 MATURING DURING THE                                                             TRANSFERS FROM
         YEAR            PRINCIPAL DUE     INTEREST DUE(1)     DEBT SERVICE    CENTRAL GOVERNMENT  NET DEBT SERVICE
--------------------    --------------    ----------------    -------------   -------------------  -----------------
                                                 ((EURO) THOUSANDS)
                        -------------------------------------------------------------------------------------------
2006................          58,862             55,769            114,631           26,949               87,682
2007................          63,038             52,494            115,533           25,446               90,087
2008................          56,843             49,566            106,409           18,805               87,604
2009................          52,755             46,622             99,377           14,583               84,794
2010................          53,918             43,940             97,858           12,879               84,979
2011................          49,710             41,309             91,020            6,330               90,387
2012................          44,641             39,077             83,719            6,330               83,086
2013................          44,216             37,094             81,311            5,678               75,633
2014................          46,362             35,191             81,553            5,678               75,875
2015................          48,506             33,195             81,700            5,678               76,022
2016................          47,550             31,165             78,715                -               78,715
2017................          49,903             29,073             78,976                -               78,976
2018................          52,375             26,906             79,282                -               79,282
2019................          54,976             24,631             79,607                -               79,607
2020................          57,708             22,260             79,967                -               79,967
2021................          60,584             19,731             80,314                -               80,314
2022................          63,605             17,093             80,698                -               80,698
2023................          66,786             14,322             81,108                -               81,108
2024................          65,833             11,463             77,296                -               77,296
2025................          32,960              8,606             41,567                -               41,567
2026................          15,279              7,378             22,657                -               22,657
2027................          15,957              6,699             22,656                -               22,656
2028................          16,665              5,991             22,655                -               22,655
2029................          17,405              5,250             22,655                -               22,655
2030................          18,178              4,476             22,654                -               22,654
2031................          18,987              3,666             22,653                -               22,653
2032................          19,832              2,821             22,653                -               22,653
2033................          20,716              1,936             22,652                -               22,652
2034................          21,639              1,012             22,652                -               22,652
2035................           7,265                177              7,443                -                7,443

---------------
 (1) The interest due on floating rate debt was calculated at 12.75% per annum.

SHORT-TERM DEBT

As of December 31, 2005, the City had no outstanding principal amount of short-term debt. Short-term borrowings of the City are limited by law to 25.0% of budgeted current revenues.

DEBT RECORD

Since 1946, the City has never failed to pay when due the full amount of principal of, and interest and premium on, and amortization or sinking fund requirements with respect to, its outstanding public debt. Although the City entered into DISSESTO in 1993, payments on financial indebtedness were not affected. See "Financial Information of the City--Summary--DISSESTO FINANZIARIO."

                                REPUBLIC OF ITALY

AREA AND POPULATION

     GEOGRAPHY. The Republic of Italy is situated in south central Europe on a peninsula approximately 1,120 kilometers (696 miles) long and includes the islands of Sicily and Sardinia in the Mediterranean Sea and numerous smaller islands. To the north, Italy borders on France, Switzerland, Austria and Slovenia along the Alps, and to the east, west and south it is surrounded by the Mediterranean Sea. Its total area is approximately 301,300 square kilometers (116,336 square miles), and it has 7,375 kilometers (4,582 miles) of coastline. The independent States of San Marino and Vatican City, whose combined area is approximately 61 square kilometers (24 square miles), are located within the same geographic area. The Apennine Mountains running along the peninsula and the Alps north of the peninsula give much of Italy a rugged terrain.

     POPULATION. According to ISTAT data, as of January 1, 2005, Italy's population was estimated to be approximately 58.5 million, accounting for approximately 12.8% of the European Union, or EU, population (including the 10 member states that joined on May 1, 2004) compared to 57.9 million as at January 1, 2004. The growth in Italy's population was largely due to the increase in foreigners holding permits to live in Italy. Italy is the fourth most populated country in the European Union after Germany, France and the United Kingdom. According to ISTAT data, as of January 1, 2005, the six regions in the southern part of the peninsula together with Sicily and Sardinia, known as the "Mezzogiorno," had a population of approximately 20.8 million. Northern and central Italy had a population of approximately 26.5 million and 11.3 million, respectively. The breakdown of the resident population by age group, as of January 1, 2005, was as follows:

------------------------------------------------------------------
o under 20                                              19.1%
------------------------------------------------------------------
o 20 to 39                                              28.4%
------------------------------------------------------------------
o 40 to 59                                              27.5%
------------------------------------------------------------------
o 60 and over                                           25.1%
------------------------------------------------------------------

Source: ISTAT

In 2004, for the first time since 1993, the number of births in Italy exceeded the number of deaths. However, Italy's fertility rate is still one of the lowest in the world, while life expectancy for Italians is among the highest in the world. Because population growth has been low in recent years, the average age of the population is increasing. Based on 2002 ISTAT data, population density is approximately 189.1 persons per square kilometer.

     Rome, the capital and largest city, is situated near the western coast approximately halfway down the peninsula, and had a population of 2.5 million in 2004. The next largest cities are Milan, with a population of 1.3 million, Naples, with 1.0 million, and Turin, with 0.9 million. According to the 2001 census, approximately 44.2% of Italy's population lives in urban areas.

     Like other EU countries, Italy has experienced significant immigration in recent years, particularly from North Africa and Eastern European countries. According to ISTAT data, at January 1, 2005 there were approximately 2.4 million foreigners holding permits to live in Italy, a 20.7% increase from January 1, 2004. Foreigners holding permits to live in Italy represented 4.1% of Italy's population at January 1, 2005, compared to 3.4% and 2.7% as at the same date in 2004 and 2003, respectively. Immigration legislation has been the subject of intense political debate since the early 1990s. Italy tightened its immigration laws in March 1998 and initiated bilateral agreements with several countries for cooperation in identifying illegal immigrants. Additional measures to further tighten immigration laws were introduced by the Italian government in early 2002 in an attempt to control the increase of illegal immigrants. In addition in 2002, the Italian government introduced measures aimed at regularizing the position of illegal immigrants. While these legislative efforts have resulted in regularization of large numbers of illegal immigrants, Italy continues to have high numbers of foreigners living in Italy illegally.

GOVERNMENT AND POLITICAL PARTIES

     Italy was originally a loose-knit collection of city-states, most of which united into one Kingdom in 1861. It has been a democratic republic since 1946. The Government operates under a Constitution, originally adopted in 1948, that provides for a division of powers among the legislative, executive and judicial branches.

     THE LEGISLATIVE BRANCH. Parliament consists of a Chamber of Deputies, with 630 elected members, and a Senate, with 315 elected members and a small number of life Senators, consisting of former Presidents of the Republic and prominent individuals appointed by the President. The Chamber of Deputies and the Senate equally share and have substantially the same legislative power. Any statute must be approved by both assemblies before being enacted. Except for life Senators, members of Parliament are elected for five years by direct universal adult suffrage, although elections have been held more frequently in the past because the instability of multi-party coalitions has led to premature dissolutions of Parliament.

     THE EXECUTIVE BRANCH. The head of State is the President, elected for a seven-year term by an electoral college that includes the members of Parliament and 58 regional delegates. The current President, Carlo Azeglio Ciampi, was elected in May 1999. The President has the power to appoint the Prime Minister and to dissolve Parliament. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, to call general elections and to command the armed forces. The President nominates and Parliament confirms the Prime Minister, who is the effective head of Government. The Council of Ministers is appointed by the President on the Prime Minister's advice. The Prime Minister and Council of Ministers are responsible to both houses of Parliament and must resign if Parliament passes a vote of no confidence in the administration.

     THE JUDICIAL BRANCH. Italy is a civil law jurisdiction. Judicial power is vested in ordinary courts, administrative courts and courts of accounts. The highest ordinary court is the CORTE DI CASSAZIONE in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hear claims against the State and local entities, is the CONSIGLIO DI STATO in Rome. The CORTE DEI CONTI in Rome supervises the preparation of, and adjudicates, the State budget of Italy. There is also a Constitutional Court (CORTE COSTITUZIONALE) that does not exercise general judicial powers, but adjudicates conflicts among the other branches of government and determines the constitutionality of statutes. Criminal matters are within the jurisdiction of the criminal law divisions of ordinary courts, which consist of magistrates who either act as judges in criminal trials or are responsible for investigating and prosecuting criminal cases.

     POLITICAL PARTIES. The main political parties are grouped into two opposing coalitions: the ULIVO and the CASA DELLE LIBERTA. The ULIVO coalition was created by former Prime Minister Romano Prodi in 1995 to combine centrist and leftist forces. The ULIVO coalition currently consists of the DEMOCRATICI DI SINISTRA, the largest political party representing Italy's moderate leftist forces and numerous smaller political parties including center-left and leftist forces. The CASA DELLE LIBERTA was created in 1994 to combine center-right and right forces and currently consists of FORZA ITALIA, the center-right political party led by Mr. Silvio Berlusconi, ALLEANZA NAZIONALE, representing the right led by Mr. Gianfranco Fini, the LEGA NORD, the federalist party led by Mr. Umberto Bossi and other smaller political parties. RIFONDAZIONE COMUNISTA, the communist party, is led by Mr. Fausto Bertinotti and is expected to support ULIVO at the upcoming general elections in April 2006.

     Following the general elections held on May 13, 2001, the CASA DELLE LIBERTA obtained a majority in Parliament and Mr. Berlusconi was appointed to form a new Government, which was sworn in on June 11, 2001.

     ELECTIONS. Except for a brief period, no one party has been able to command an overall majority in Parliament and, as a result, Italy has a long history of weak coalition governments. In 1993, Parliament adopted a partial "first past the post" voting system for the election of 75% of the members of both the Senate and the Chamber of Deputies, which was modified in December 2005. In the Senate, the candidate receiving the largest number of votes in a single district wins. The remaining 25% are elected through a proportional representation system.

     In the Chamber of Deputies, votes are cast for lists of candidates presented by each party. Seats in the Chamber of Deputies are awarded based on the number of votes obtained by each list, provided that multiparty coalitions and single parties are not eligible for any seat unless they attain at least 10% and 4% of the total votes, respectively. In addition, a "first past the post" mechanism applies if the winning coalition does not obtain at least 340 seats (out of 630 seats) in the Chamber of Deputies. In order to ensure government stability, if the winning coalition does not obtain at least 340 seats, it is automatically awarded as many seats as it needs to reach 340 seats. This modified voting system will be utilized for the first time in the general elections in April 2006.

     These modifications of the voting system have resulted in a significantly smaller number of Parliamentary seats held by parties with relatively small shares of the popular vote. Historically, however, government stability has depended on the larger parties' coalitions with smaller parties.

     POLITICAL REGIONS. Italy is divided into 20 regions containing 103 provinces. The Italian Constitution reserves certain functions, including police services, education and other local services, to the regional and local governments. Following a Constitutional reform passed by Parliament in 2001, additional legislative and executive powers were transferred to the regions. Legislative competence that historically had belonged exclusively to Parliament was transferred in certain areas (including foreign trade, health and safety, ports and airports, transport network and energy production and distribution) to a regime of shared responsibility whereby the national government promulgates legislation defining fundamental principles and the regions promulgate implementing legislation. Furthermore, in all areas that are not subject to exclusive competence of Parliament or in a regime of shared responsibility between Parliament and the regions, exclusive regional competence will be conferred upon request of the relevant region, subject to Parliamentary approval. In addition, in accordance with this devolution program, regions have been granted the right to levy local taxes and collect national taxes referable to their territory. A portion of these national taxes continues to accrue to a national fund to be divided among regions according to their needs.

     The Italian  Constitution  grants special  status to five regions  (Sicily,
Sardinia,   Trentino-Alto  Adige,   Friuli-Venezia  Giulia  and  Valle  d'Aosta)
providing them with additional legislative and executive powers.

     REFERENDA. An important feature of Italy's Constitution is the right to hold a referendum to abrogate laws passed by Parliament. Upon approval, a referendum has the legal effect of automatically annulling legislation to which it relates. Exceptions to this right are matters relating to taxation, as well as the State budget, the ratification of international treaties and judicial amnesties. A referendum can be held at the request of 500,000 signatories or five regional councils. In order for a referendum to be approved, a majority of the Italian voting population must vote in the referendum and a majority of such voters must vote in favor of the referendum.

THE EUROPEAN UNION

     Italy is a founding member of the European Economic Community, which now forms part of the European Union. Italy is one of the 25 current members of the EU together with Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom, as well as the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, the Slovak Republic, Slovenia, Cyprus and Malta, which joined the European Union on May 1, 2004. Together, these countries had a population of approximately 457 million at the end of 2004.

     The European Union is currently negotiating the terms and conditions of accession to the EU of four candidate countries: Bulgaria, Croatia, Romania and Turkey. Bulgaria and Romania currently are scheduled to join the EU in 2007.

     The EU member states have agreed to delegate sovereignty for certain matters to independent institutions that represent the interests of the union as a whole, its member states and its citizens. Set forth below is a summary description of the main EU institutions and their role in the European Union.

     THE COUNCIL OF THE EU. The Council of the EU, or the Council, is the EU's main decision-making body. It meets in different compositions by bringing together on a regular basis ministers of the member states to decide on matters such as foreign affairs, finance, education and telecommunications. When the Council meets to address economic and financial affairs it is referred to as ECOFIN. The Council mainly exercises, together with the European Parliament, the European Union's legislative function and promulgates:

     o    regulations, which are EU laws directly applicable in member states;
     o directives, which set forth guidelines that member states are required to enact by promulgating national laws; and
     o    decisions, through which the Council implements EU policies.

The Council also coordinates the broad economic policies of the member states and concludes, on behalf of the EU, international agreements with one or more States or international organizations. In addition, the Council:

     o    shares budgetary authority with Parliament;
     o takes decisions necessary for framing and implementing a common foreign and security policy; and
     o coordinates the activities of member states and adopts measures in the field of police and judicial cooperation in criminal matters.

Decisions of the Council are taken by vote. Each Member State's voting power is largely based on the size of its population. The following are the number of votes each Member State can cast:

     o Germany, France, Italy and the United Kingdom each have 29 votes; O Spain and Poland each have 27 votes;
     o    the Netherlands have 13 votes;
     o Belgium, the Czech Republic, Greece, Hungary and Portugal each have 12 votes;
     o    Austria and Sweden each have 10 votes;
     o    Denmark, Ireland, Lithuania, Slovakia and Finland each have 7 votes;
     o    Cyprus,  Estonia,  Latvia,  Luxembourg and Slovenia each have 4 votes;
          and
     o    Malta has 3 votes.

Generally decisions of the Council are taken by qualified majority, which is achieved if:

     o a majority of member states (in certain cases, a two-thirds majority of member states) approves the decision; and
     o votes representing at least 72.3% of all votes are cast in favor of the decision.

THE EUROPEAN PARLIAMENT.  The European Parliament is elected every five years by
direct  universal   suffrage.   The  European  Parliament  has  three  essential
functions:


     o it shares with the Council the power to adopt directives, regulations and decisions;
     o it shares budgetary authority with the Council, and can therefore influence EU spending; and
     o it approves the nomination of EU Commissioners, has the right to censure the EU Commission and exercises political supervision over all the EU institutions.

     Each member state is allocated the following number of seats in Parliament:

                                             1999-2004           2004-2007
                                           -------------------------------------
Austria                                           21                  18
Belgium                                           25                  24
Cyprus                                            --                   6
Czech Republic                                    --                  24
Denmark                                           16                  14
Estonia                                           --                   6
Finland                                           16                  14
France                                            87                  78
Germany                                           99                  99
Greece                                            25                  24
Hungary                                           --                  24
Ireland                                           15                  13
Italy                                             87                  78
Latvia                                            --                   9
Lithuania                                         --                  13
Luxembourg                                         6                   6
Malta                                             --                   5
Netherlands                                       31                  27
Poland                                            --                  54
Portugal                                          25                  24
Slovakia                                          --                  14
Slovenia                                          --                   7
Spain                                             64                  54
Sweden                                            22                  19
United Kingdom                                    87                  78
                                           -------------------------------------
TOTAL                                            626                 732

     THE EUROPEAN COMMISSION. The European Commission traditionally upholds the interests of the EU as a whole and has the right to initiate draft legislation by presenting legislative proposals to the European Parliament and Council. Currently, the European Commission consists of 25 members, one appointed by each member state for a five-year term.

     COURT OF JUSTICE. The Court of Justice ensures that Community law is uniformly interpreted and effectively applied. It has jurisdiction in disputes involving member states, EU institutions, businesses and individuals. A Court of First Instance has been attached to it since 1989.

     OTHER INSTITUTIONS. Other institutions that play a significant role in the European Union are:
     o the European Central Bank, which is responsible for defining and implementing a single monetary policy in the euro area;
     o the Court of Auditors, which checks that all the Union's revenue has been received and that all its expenditures have been incurred in a lawful and regular manner and oversees the financial management of the EU budget; and
     o the European Investment Bank, which is the European Union's financial institution, supporting EU objectives by providing long-term finance for specific capital projects.

MEMBERSHIP OF INTERNATIONAL ORGANIZATIONS

     Italy is also a member of the North Atlantic Treaty Organization (NATO), as well as many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is one of the Group of Eight (G-8) industrialized nations, together with the United States, Japan, Germany, France, the United Kingdom, Canada and Russia and a member of the Organization for Economic Co-operation and Development (OECD), the World Trade Organization (WTO), the International Monetary Fund (IMF), the International Bank for Reconstruction and Development (World Bank), the European Bank for Reconstruction and Development (EBRD) and other regional development banks.

                               THE ITALIAN ECONOMY

GENERAL

     According to OECD data published in November 2005, the economy of Italy, as measured by 2004 GDP, is the sixth largest in the world, after the United States, Japan, Germany, the United Kingdom and France.

     The Italian economy developed rapidly in the period following World War II as large-scale, technologically advanced industries flourished along with more traditional agricultural and industrial enterprises. Between 1960 and 1974, Italian GDP, adjusted for changes in prices, or "real GDP," grew by an average of 5.2% per year. As a result of the 1973-74 oil price shocks and the accompanying worldwide recession, output declined by 2.1% in 1975, but between 1976 and 1980 real GDP again grew by an average rate of approximately 4% per year. During this period, however, the economy experienced higher inflation, driven in part by wage inflation and high levels of borrowing by the Government. For the 1980s as a whole, real GDP growth in Italy averaged 2.4% per year, compared with 2.2% per year for the European Union.

     The 1990s marked Italy's period of slowest  economic growth since World War
II. Tighter fiscal policy, which followed the lira's suspension from the Exchange Rate Mechanism in September 1992, led Italy's economy into recession and, in 1993, real GDP decreased by 0.9%. The economy recovered in 1994 primarily as a result of an increase in exports resulting largely from the depreciation of the lira. The recovery continued in 1995, fueled by additional investment in the manufacturing sector. Expansion after 1995 continued at a more modest pace, with Italy's GDP growth rate lagging behind those of other major European countries. Italy's GDP grew by an average of 1.6% per year during the period 1996 through 1999, compared to 2.3% in the 12 country euro zone during the same period.

     The table below shows the annual percentage change in real GDP growth for Italy and the countries participating in the EMU, including Italy, for the period 1995 through 2004.

                                                     ANNUAL PER CENT CHANGE IN REAL GDP
--------------------------------------------------------------------------------------------------------------------

                          1995      1996     1997     1998     1999     2000      2001     2002     2003     2004
                         --------  -------  -------  -------  -------- --------  -------  -------  -------  --------
Italy                      2.9      1.1       2.0      1.8      1.7      3.0      1.8       0.4      0.3      1.2
euro area(1)               2.3      1.4       2.4      2.8      2.8      3.6      1.6       0.9      0.5      2.1


(1) The euro area represents the countries participating in the EMU.
Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.

     The growth gap between other European countries and Italy since the mid 1990s reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. The effects of these factors were aggravated by the crisis in the emerging markets of South-East Asia, the increasing mobility of capital, the reduction of barriers to international competition and the reduction of subsidies for national industries.

     Italy's real GDP growth rate increased in the second half of 1999 and in 2000 due to improving exports, industrial production and growing domestic demand. The decrease in growth experienced in 2001, 2002 and 2003 was due primarily to the decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of financial markets, a rise in petrol prices in 2000, a slowdown in domestic private sector consumption and investments and a decrease in net exports. The increase in growth in 2004 was lower than the average recorded in the euro area, mainly due to a slowdown in internal consumption and fixed investment and the decrease in exports recorded during the second half of the year.

     The Italian Government historically has experienced substantial budget deficits. Among other factors, this is largely attributable to high levels of social spending and the fact that social services and other non-market activities of the central and local governments account for a relatively significant percentage of total employment. Countries participating in the European Economic and Monetary Union are required to reduce "excessive deficits" and adopt budgetary balance as a medium-term objective. General government net borrowing was reduced to 2.8% of GDP in 1998, mainly due to an increase in general government revenues resulting from the improving economy. Since 1998, Italy has failed during four years (2001, 2003, 2004 and 2005) to maintain general government net borrowing as a percentage of GDP under the 3% reference value set by the Maastricht Treaty. In the remaining years it satisfied the Maastricht Treaty criteria, largely as a result of extraordinary one-off measures, such as the sale of UMTS licenses in 2000 and the disposal of state-owned real estate in 2001 and 2002 and receipts from the tax amnesty introduced in 2003. See "Public Finance -- Measures of Fiscal Balance."

     A longstanding objective of the Government has been to control Italy's debt-to-GDP ratio. Government debt fell relative to GDP between 1994 and 2004; however, it remains above the 60% debt ceiling required under the Maastricht Treaty. The ratio of Government debt-to-GDP was 108.3% in 2002, 106.8% in 2003, 106.6% in 2004 and, based on the Quarterly Cash-Flow Report published on April 5, 2006, 106.4% in 2005. Under the 2006-2009 Program Document, the debt-to-GDP ratio is projected to fall to 100.9% in 2009.

     Historically, Italy has had a high but declining savings rate. As a percentage of gross national disposable income, which measures aggregate income of a country's nationals after providing for capital consumption (the replacement value of capital used up in the process of production), private sector saving averaged 28.8% in the period from 1981 to 1990 and 24.1% in the period from 1991 to 2000. Private sector saving as a percentage of gross national disposable income averaged 19.4% in the period from 2001 to 2004. Because of the high savings rate, the Government has been able to raise large amounts of funds through issuances of Treasury securities in the domestic market, with limited recourse to external financing.

     The Italian economy is characterized by significant regional disparities, with the level of economic development of southern Italy well below that of northern Italy. According to the Bank of Italy, the per capita GDP of the Mezzogiorno was 57.8% of the per capita GDP of northern Italy in 1989 and declined progressively to 57.0% in 2000. The marked regional divide in Italy is also evidenced by a difference in unemployment rates. While unemployment in the north of Italy declined from 6.6% in 1998 to 4.3% in 2004, well below the average unemployment rate of countries in the euro area of 10.0% in 1998 and 8.8% in 2004, the unemployment rate in the Mezzogiorno was 19.6% in 1998 and 15.0% in 2004.

     After increasing modestly from 1995 to 1998, employment grew faster from 1999 through 2004. Employment for the year ended December 31, 2004 grew by approximately 76,000 labor units, or 0.3%. See "-- Employment and Labor."

     Inflation, as measured by the harmonized consumer price index, has declined from rates exceeding 20% in the early 1980s to 2.3% for the year ended December 31, 2004. See "-- Prices and Wages."

2005 DEVELOPMENTS

     Italy's real GDP remained unchanged, compared to the previous year, based on the Quarterly Cash-Flow Report (RELAZIONE TRIMESTRALE DI CASSA) submitted to the Government and Parliament by the Ministry of Economy and Finance on April 5, 2006. Italy's seasonally adjusted average unemployment rate was stable at 7.7% during the last three quarters of 2005, from 7.8% during the first quarter of 2005. Consumer prices, as measured by the harmonized EU consumer price index, increased at an annual rate of 2.0% during the twelve months ended December 30, 2005.

GROSS DOMESTIC PRODUCT

     From 1996 to 1999, average annual real GDP growth in Italy was 1.6%, compared to 2.3% in the euro area, reflecting a range of factors including weak demand in key European export markets, the effects of the Asian crisis in 1998, declining private consumption resulting from the elimination of incentives for car purchases introduced in 1997 and weak disposable income growth. During this period Italy also suffered the lagged effects of fiscal tightening and reform of its social security and welfare systems. In 2000, Italy's GDP growth rose to 3.0%, compared to 3.5% in the 12 country euro area, as the declining exchange rate of the euro and improved economies outside the EU contributed to a significant increase in incoming orders for manufacturing goods and also due to sustained internal demand and investment. Italy's GDP growth rate in 2001 declined to 1.8% but exceeded the growth rate of the euro area (1.6%) for the first time since 1995. Italy's GDP growth rate declined further to 0.4% in 2002 and 0.3% in 2003, the slowest growth since 1993, and rose to 1.2% in 2004. The decrease in real GDP growth in 2001, 2002 and 2003 was due primarily to the decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of financial markets, a slowdown in domestic private sector consumption and investments and a decrease in net exports. During 2004 and the first half of 2005, Italy continued to record weak growth, mainly due to a slowdown in internal consumption and fixed investment and a decrease in exports, while the euro area experienced substantially higher real GDP growth.

     The following tables set forth information relating to nominal (unadjusted for changing prices) and real GDP and expenditures for the periods indicated.

                                   GDP SUMMARY
--------------------------------------------------------------------------------------------------------------------
                                                  2000          2001          2002          2003          2004
                                              ----------------------------------------------------------------------
Nominal GDP (millions of (euro))                1,166,548     1,218,535     1,260,598     1,300,929     1,351,328
Real GDP(1) (millions of (euro))                1,015,077     1,032,985     1,036,945     1,039,581     1,052,308
Real GDP % Change                                     3.0%          1.8%          0.4%          0.3%          1.2%
Population (in thousands, as of December
31)                                                56,960        56,993        57,321        57,888        58,462
Nominal per capita GDP                             20,480        21,380        21,992        22,473        23,115
Real per capita GDP(1)                             17,821        18,125        18,090        17,958        18,000


(1) Constant euro with purchasing  power equal to the average for 1995.
Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004 and ISTAT data

                            REAL GDP AND EXPENDITURES
--------------------------------------------------------------------------------------------------------------------
Real GDP                                1,212,442    1,216,589    1,217,041           1,230,006          1,229,568
Add: Imports of goods and services        310,617      309,145      311,589             319,426            323,776
OF WHICH
Goods                                     256,668      255,040      255,385             276,801            300,648
Services                                   64,458       65,737       65,128              65,455             73,095
Total supply of goods and services      1,523,060    1,525,726    1,528,574           1,549,148          1,552,877
Less: Exports of goods and services       323,816      310,783      303,219             312,373            313,178
                                      -----------   ----------   ----------         -----------          ---------
OF WHICH
Goods                                     261,662      251,172      244,935             252,580            252,598
Services                                   64,927       63,914       63,031              67,354             72,157
Total goods and services available
for domestic expenditure                1,199,244    1,214,943    1,225,355           1,236,775          1,239,699
                                      ============  ==========   ==========          ==========          =========
Selected Domestic Expenditure
Indicators
Private sector consumption                714,701      715,871      722,865             726,805            727,228
Public sector consumption                 231,710      236,795      241,662             243,100            245,988

                                  2001            2002          2003           2004                     2005
                                -------------  -----------   -----------     ---------                -------
                                                               (EURO IN MILLIONS)
Total domestic consumption          946,411      952,666       964,527        969,905                 973,216
Gross fixed investment              248,082      257,969       253,576        259,129                 257,425


(1) In connection with ISTAT's revisions to the national accounting system implemented in December 2005, ISTAT replaced its methodology for calculating real growth, which was based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index. One of the effects of using chain indices is that other than for the first year in the chain (2001 in the above table) component measures will no longer aggregate to totals. Also, as a result of this change in methodology, all "real" revenue and expenditure figures included in this document from and including 2001 differ from and are not comparable to data published in earlier documents filed by Italy with the United States Securities and Exchange Commission.

Source: Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

     PRIVATE SECTOR CONSUMPTION. The growth of private sector consumption, comprising the expenditure by households on goods and services other than new housing, dropped in 2001 and 2002 to 0.8 and 0.4%, respectively, followed by an increase to 1.4% in 2003. In 2004, private sector consumption grew by 1.0%. In the euro area, private sector consumption growth dropped from 1.7% in 2001 to 0.6% in 2002, followed by an increase to 1.1% and 1.2% in 2003 and 2004, respectively. The growth of private sector consumption in Italy in 2004 reflected an increase in demand for durable goods (mainly transport equipment and high-technology products) and services (principally communications, entertainment and cultural services), partially offset by a decrease in demand for non-durable goods (principally food products). Notwithstanding the improvement in private sector consumption, consumer confidence in Italy remained low in 2004 due to uncertainties regarding Italy's economic slowdown. Private sector consumption represented 60.2% of GDP in 2004 and its contribution to real GDP growth during the same period was 0.6%, compared to 0.8% in 2003.

     PUBLIC SECTOR CONSUMPTION. Public sector consumption, or the expenditure on goods and services by the general government, increased by 0.7% in 2004, compared to 2.3% in 2003. Public sector consumption represented 18.3% of GDP in 2004 and its contribution to real GDP growth during the same period was 0.1%, compared to 0.4% in 2003.

     GROSS FIXED INVESTMENT. Gross fixed investment in Italy, comprising spending on capital equipment and structures, including purchases of new housing, rose by 2.1% in 2004, compared to a 1.8% decrease in 2003. In the euro area gross fixed investment also increased by 2.1% in 2004, compared to a 0.4% decrease in 2003. Italy's increase in gross fixed investment was principally due to low interest rates on capital borrowing and operational revenue growth in the industry sector. As a result, in 2004 Italy recorded 3.1% growth in the construction sector, compared to 1.7% growth in 2003, together with an increase in capital spending on machinery and equipment of 2.7%, compared to a 4.2% decrease in 2003. The growth in gross fixed investment was curbed by a 2.9%
decrease in spending on transport machinery in 2004, compared to the 6.1% decrease recorded in 2003, and by a 0.8% decrease of investment in non-tangible goods in 2004, compared to 0.8% growth in 2003. Gross fixed investment contributed positively to real GDP growth by 0.4% during 2004, compared to a negative contribution of 0.4% in 2003.

     NET EXPORTS. In 2004, Italy's exports of goods and services increased by 3.2%, compared to a 1.9% decline in 2003, while imports of goods and services rose by 2.5%, compared to a 1.3% increase in 2003. This growth in Italian exports was lower than the 6.8% average growth recorded in the rest of the euro area. Net exports accounted for 0.4% of GDP in 2004, compared to 0.1% in 2003. In 2004, net exports contributed positively, by 0.2%, to real GDP growth.

     REGIONAL GDP. In the period between 1996 and 2004, average annual GDP growth in southern Italy was 1.7%, faster than the 1.4% growth experienced by northern and central Italy. In 2001 GDP grew by 1.8% in northern and central Italy compared to 1.9% growth in southern Italy. Northern and central Italy GDP growth was 0.2, 0.3 and 1.4% in 2002, 2003 and 2004, respectively, while southern Italy GDP growth was 0.7, 0.4 and 0.8%, respectively, in those years.

     In 2000, the per capita GDP of the Mezzogiorno was 57% of that of the rest of Italy. Irregular workers (unregistered workers and registered workers with unregistered second jobs) in the Mezzogiorno were estimated to constitute a significant proportion of the overall workforce in industry and services available in that region. The Annual Financial Law for 2001 extended until 2005 lower social security charges for employers, aimed at reducing the number of irregular workers.

     GDP GROWTH. Structural shortcomings have hindered Italy's productivity. Italy's share of goods with low value added and high price elasticity is higher than that of any other large industrialized country. As a result, it is more exposed to competition from emerging economies. This was particularly evident in 1997 and 1998 when world prices for goods produced in Asia fell sharply. In addition, most output is produced by small firms that cannot achieve economies of scale in production. During late 1999 and 2000, however, the declining exchange rate of the euro and improved economies outside the EU contributed to a significant increase in incoming orders for manufactured goods. Exports growth slowed down in 2001 and exports declined in 2002 and 2003 due to the fall in worldwide demand and the continuing loss in competitiveness of Italian products. In 2004, exports grew at a rate of 3.2% due to an increase in worldwide demand.

     Based on the Quarterly Cash-Flow Report (RELAZIONE TRIMESTRALE DI CASSA) submitted to the Government and Parliament by the Ministry of Economy and Finance on April 5, 2006, GDP growth rate for 2005 was 0.0%, while the estimate for 2006 is 1.3%. An improvement in the outlook for recovery in GDP growth depends on the successful adoption of Government designed policies to:

     o    promote investments in infrastructure and strategic areas;
     o foster market liberalization and reduce administrative bureaucratic charges and procedures;
     o    reduce the tax burden;
     o    preserve private sector purchasing power; and
     o undertake structural measures to contain the growth of government expenditure.


STRATEGIC INFRASTRUCTURE PROJECTS. ITALY'S ECONOMIC INFRASTRUCTURE IS STILL SIGNIFICANTLY UNDERDEVELOPED COMPARED TO OTHER MAJOR EUROPEAN COUNTRIES.

     In December 2001, Parliament enacted Law No. 443/2001 (the "Strategic Infrastructure Law") which provides the government with special powers for the planning and realization of those infrastructure projects considered to be of strategic importance for the growth and modernization of the country,
particularly  the  Mezzogiorno.   The  Strategic   Infrastructure  Law  aims  at
simplifying the administrative process necessary to award contracts in connection with strategic infrastructure projects and increase the proportion of privately financed projects. In order to implement this strategy the government incorporated INFRASTRUTTURE S.P.A., a wholly owned joint stock company, which is in charge of providing long-term project financing to private sector entities responsible for the realization and management of these projects.

     Also in December 2001, the government approved its first infrastructure program under the Strategic Infrastructure Law. Under this program, investments between 2002 and 2012 were projected to total approximately (euro)125 billion, 45% of which was to be in the Mezzogiorno, including in roadways, railways, mass transport and water supply systems.

     In each of the last four years, the Government announced plans in its Program Document to increase public infrastructure investment in order to decrease the logistical constraints on the expansion of trade, improve the provision of services essential to the growth of Italian firms and reduce the geographical disparities between the north and the south of Italy, which discourage private investment.

PRINCIPAL SECTORS OF THE ECONOMY

     The following tables set forth real GDP by sector and the proportion of such sector of real GDP for the periods indicated.

                       REAL GDP AT MARKET PRICES BY SECTOR
--------------------------------------------------------------------------------------------------------------------
                           2000               2001               2002               2003                2004
                    ------------------------------------------------------------------------------------------------
                      (euro) IN  % OF   (euro) IN   % OF   (euro) IN   % OF   (euro) IN   % OF   (euro) IN   % OF
                      MILLIONS  TOTAL    MILLIONS   TOTAL   MILLIONS   TOTAL   MILLIONS   TOTAL   MILLIONS   TOTAL
                    ------------------------------------------------------------------------------------------------
  AGRICULTURE,           28,219    2.8      28,093    2.7       26,969   2.6       25,572   2.5       28,338   2.7
    FISHING      AND
    FORESTRY
  INDUSTRY
  Manufacturing         233,464   23.0     232,810   22.5      229,868  22.2      227,771  21.9      227,462  21.6
  Construction           48,811    4.8      50,315    4.9       51,615   5.0       52,801   5.1       54,234   5.2
  Extractive
    industries and
    production and
    distribution  of
    energy, gas,
    steam and water      31,907    3.1      32,179    3.1       32,531   3.1       34,230   3.3       34,923   3.3
  Total industry        314,182   31.0     315,304   30.5      314,014  30.3      314,802  30.3      316,619  30.1

                       REAL GDP AT MARKET PRICES BY SECTOR
--------------------------------------------------------------------------------------------------------------------
                           2000               2001               2002               2003                2004
                    ------------------------------------------------------------------------------------------------
                     (euro) IN   % OF   (euro) IN   % OF   (euro) IN   % OF   (euro) IN   % OF   (euro) IN   % OF
                      MILLIONS  TOTAL    MILLIONS   TOTAL   MILLIONS   TOTAL   MILLIONS   TOTAL   MILLIONS   TOTAL
                    ------------------------------------------------------------------------------------------------
  MARKET SERVICES
  Commerce and
    repairs             131,860   13.0     134,403   13.0      133,326  12.9      133,734  12.9      136,517  13.0
  Hotels and
    restaurants          33,653    3.3      34,535    3.3       34,181   3.3       34,044   3.3       33,587   3.2
  Transport and
    communications       67,506    6.7      72,294    7.0       73,481   7.1       73,752   7.1       75,156   7.1
  Financial services     65,655    6.5      65,314    6.3       63,531   6.1       64,098   6.2       62,900   6.0
  IT, research and
    professional
    activity             98,121    9.7     104,349   10.1      111,017  10.7      113,650  10.9      113,213  10.8
  Real estate leases     83,716    8.2      84,965    8.2       85,445   8.2       86,186   8.3       87,187   8.3
  Total market
    services            480,511   47.3     495,860   48.0      500,981  48.3      505,464  48.6       508,560  48.3
  NON-MARKET
    SERVICES
  Public
    administration       48,516    4.8      48,972    4.7       48,862   4.7       49,436   4.8       49,947   4.7
  Education              41,769    4.1      41,880    4.1       42,238   4.1       42,558   4.1       42,999   4.1
  Public health and
    social services      42,144    4.2      44,796    4.3       46,502   4.5       47,160   4.5       49,047   4.7
  Household services      7,191    0.7       7,380    0.7        7,504   0.7        7,666   0.7        7,711   0.7
  Other services         38,833    3.8      39,095    3.8       39,135   3.8       39,123   3.8       41,465   3.9
  Total non-market
    services            178,453   17.6     182,123   17.6      184,241  17.8      185,943  17.9      191,169  18.2
  VALUE ADDED AT
    MARKET PRICES     1,001,366   98.6   1,021,380   98.9    1,026,207  99.0    1,031,781  99.2    1,044,686  99.3
  GDP AT MARKET
    PRICES            1,015,077    100   1,032,985    100    1,036,945   100    1,039,581   100    1,052,308   100


Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.

                            REAL GDP GROWTH BY SECTOR
--------------------------------------------------------------------------------------------------------------------
                                                    2000          2001          2002         2003           2004
                                                  ----------    ----------    ----------   ----------    -----------
                                                      %             %             %            %             %
  AGRICULTURE, FISHING AND FORESTRY                  (2.9)        (0.4)         (4.0)         (5.2)         10.8
  INDUSTRY
  Manufacturing                                       2.0         (0.3)         (1.3)         (0.9)         (0.1)
  Construction                                        3.5          3.1           2.6           2.3           2.7
  Extractive industries and production and            0.1
    distribution of energy, gas, steam
    and water                                        (   )         0.9           1.1           5.2           2.0
  Total industry                                      2.0          0.4          (0.4)          0.3           0.6
  MARKET SERVICES
  Commerce and repairs                                5.0          1.9          (0.8)          0.3           2.1
  Hotels and restaurants                              8.1          2.6          (1.0)         (0.4)         (1.3)
  Transport and communications                        6.1          7.1           1.6           0.4           1.9
  Financial services                                  9.5         (0.5)         (2.7)          0.9          (1.9)
  IT, research and professional activity              9.3          6.3           6.4           2.4          (0.4)
  Real estate leases                                 (1.7)         1.5           0.6           0.9           1.2
  Total market services                               5.6          3.2           1.0           0.9           0.6
  NON-MARKET SERVICES
  Public administration                              (0.2)         0.9          (0.2)          1.2           1.0
  Education                                          (0.3)         0.3           0.9           0.8           1.0
  Public health and social services                   4.8          6.3           3.8           1.4           4.0
  Household services                                  2.8          2.6           1.7           2.2           0.6
  Other services                                     (0.3)         0.7           0.1           0.0           6.0
  Total non-market services                           1.0          2.1           1.2           0.9           2.8
  VALUE ADDED AT MARKET PRICES                        3.4          2.0           0.5           0.5           1.3
  GDP AT MARKET PRICES                                3.0          1.8           0.4           0.3           1.2

Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004. ROLE OF THE GOVERNMENT IN THE ECONOMY

     State-owned enterprises historically have played a significant role in the Italian economy. The State participates in the energy, banking, shipping, transportation and communications industries, among others, through its shareholdings in ALITALIA S.P.A. ("Alitalia"), ENTE NAZIONALE IDROCARBURI S.P.A. ("ENI") and ENEL S.P.A. ("ENEL"). See "Monetary System -- Banking Regulation -- Structure of the Banking Industry" and "Public Finance -- Government Enterprises." The contribution of government-owned enterprises (either wholly owned or in which participations are held) to GDP has fallen significantly since the commencement in the early 1990's of privatizations of these enterprises. See "Public Finance -- Privatization Program."

SERVICES

     In 2004, services represented 66.5% of GDP and 66.1% of total employment. Among the most important service sectors are:

     o commerce, hotels and restaurants, which accounted for 16.2% of GDP in 2004;
     o information technology, research and professional services, which accounted for 10.8% of GDP in 2004;
     o    transport and communications, which accounted for 7.1% of GDP in 2004;
          and
     o    real estate leases, which accounted for 8.3% of GDP in 2004.

 TRANSPORT. Italy's transport sector has been relatively fast-growing and, during the period from 1980 to 1996, grew at more than twice the rate of industrial production growth. The expansion of the transport sector was largely the result of trade integration with European markets. Historically, motorways and railways have been controlled, directly and indirectly, by the Government and have posted large financial losses. In recent years many of these enterprises have been restructured in order to place them on a sounder financial footing and/or privatized.

     Roadways are the dominant mode of transportation in Italy. The road network includes, among others, municipal roads that are managed and maintained by local authorities, roads outside municipal areas that are managed and maintained by the State Road Board (ANAS) and a system of toll highways that in part are managed and maintained by COSTRUZIONI E CONCESSIONI AUTOSTRADE S.P.A. ("Autostrade"), Italy's largest motorway company, which was fully privatized in March 2000. Autostrade manages approximately 3,400 kilometers, of the approximately 6,500 kilometer system of motorways, under a twenty-year concession granted by ANAS. Toll motorways represent approximately 84.6% of the total motorway network.

     Italy's railway network is small in relation to its population and land area. Approximately 30% of the network carries 80% of the traffic, resulting in congestion and under-utilization of large parts of the network. There are approximately 22,200 kilometers of railroad track, of which a large majority are controlled by State-owned railways, with the remainder controlled by private firms operating under concession from the Government. In 2004, Italian railways carried approximately 23.3 billion tons-km of freight and recorded 47.5 billion passengers-km. The Government historically has provided substantial operating subsidies to the State-owned railroads, making passenger tickets less expensive than for most European railroads. In addition, the railway system historically has suffered from overstaffing, high pay and inadequate infrastructure. However, the Government has been restructuring the Italian railway system to improve its efficiency, expand the network and upgrade existing infrastructure.

     In 1992, the Italian State railway company was converted from a public law entity into a commercial State-owned corporation, Ferrovie dello Stato S.p.A. or FS, with greater autonomy over investment, decision-making and management. In 2004 the total annual capital expenditure in fixed assets by Ferrovie dello Stato totaled (euro)8,500 million, compared to (euro)2,720 million in 1997. In 2004 Ferrovie dello Stato recorded a consolidated loss of (euro)125 million, compared to profits of
(euro)31 million in 2003 and (euro)77 million in 2002. In response to EU directives and intervention by the Italian Antitrust Authority (AUTORITA GARANTE DELLA CONCORRENZA E DEL MERCATO), since March 1999 Italy has been implementing a plan aimed at preparing Italy's railways for competition. Italy liberalized railway transportation by creating two separate legal entities wholly owned by Ferrovie dello Stato: Trenitalia S.p.A., managing the transportation services business and Rete Ferroviaria Italiana S.p.A. ("RFI") managing railway infrastructure components and the efficiency, safety and technological development of the network.

     The Government plans to privatize the freight and intercity businesses, while the local transport and infrastructure divisions will continue to be Government-operated. The Government's objective is to devolve to the regions a significant part of the State responsibilities for local railways. Under the planned decentralization process, regions will become responsible for the whole range of local transportation services through contracts entered into with the State. The international segment of railway transport was liberalized in 2000 and as of October 30, 2005, 40 licenses had been granted to international operators.

     Projects for new high-speed train systems (TRENO AD ALTA VELOCITA, or TAV) linking the principal urban centers of Italy with one another and with neighboring European countries, as well as other infrastructure projects designed to upgrade the railway network, are under way.

     La Spezia and Genoa are the two largest Mediterranean ports for container shipping. During the late 1990s, ISTITUTO PER LA RICOSTRUZIONE INDUSTRIALE or IRI, a State holding company, completed the privatization of its international maritime companies. Tirrenia, a state-owned company, operates ferry operations and regional maritime activities.

     Alitalia, Italy's national airline, was partially privatized in 1998 and re-capitalized in early 2002. Currently, 37.7% is owned by the public with the remainder held by the Ministry of Economy and Finance. In 2004, Alitalia recorded losses of approximately (euro)812 million, compared to losses of approximately (euro)520 million in 2003 and a net profit of approximately
(euro)93  million  in 2002.  Due to its  financial  difficulties,  in early 2004
Alitalia entered into negotiations with the State and with trade union representatives in order to agree on a corporate and financial restructuring plan, which was finally approved by its Board of Directors on September 20, 2004 for the period 2005-2008.

     Passenger air traffic in Italy is concentrated, with 53.8% of all air traffic in 2003 attributable to Ciampino and Fiumicino airports in Rome and Linate and Malpensa airports in Milan.

     COMMUNICATIONS. In 1997, Parliament enacted legislation to reform the telecommunications market with the aim of promoting competition in accordance with EU directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations and provided for the appointment of a supervisory authority. The Italian Telecommunication Authority (AUTORITA PER LE GARANZIE NELLE COMUNICAZIONI, or AGCOM), consists of eight members appointed by Parliament and a president appointed by the Government. It is responsible for issuing licenses and has the power to regulate tariffs and impose fines and other sanctions. Each fixed and mobile telephony operator must obtain an individual license, which is valid for 15 years and renewable.

     Italy's telecommunications market is one of the largest in Europe, utilizing an aggregate of approximately 27.9 million fixed lines and 62.7 million mobile telephone lines as of December 31, 2004. The market was deregulated in January 1998 and Telecom Italia, which was privatized in 1997 and later acquired by Olivetti in 1999, remains the largest operator, but is facing increasing competition from new operators that have been granted licenses for national and local telephone services. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered. In January 2000, access to local loop telephony was liberalized.

     In 1995, following the adoption of legislation aimed at developing competition in the mobile telephone business, Telecom Italia Mobile (TIM) was spun-off from Telecom Italia and publicly listed; however, in 2004, in furtherance of a restructuring plan aimed, inter alia, at strengthening its position in the market, TIM merged into Telecom Italia. The Government also granted mobile licenses to other mobile operators. TIM remains the largest mobile operator, followed by Vodafone Italia (controlled by the Vodafone Group) and Wind.

     In 1998, the European Parliament authorized EU member countries to grant a limited number of Universal Mobile Telecommunication System, or UMTS, licenses for third-generation, or 3G, mobile telephony services, through which companies intend to provide additional and enhanced services including high-speed wireless internet access. The allocation process of UMTS licenses in Italy was effected by an auction among pre-qualified applicants. In 2000, five UMTS licenses were granted for terms of fifteen years. Italy raised
(euro)13,815 million through the UMTS license auction.

     Internet and personal computer penetration rates in Italy have grown substantially in recent years. The ratio of personal computers per household increased from 16.7% in 1997 to 43.9% in 2005 while the proportion of PCs connected to the Internet increased to 34.5% in 2005 from 2.3% in 1997.

     TOURISM. Tourism is an important sector of the Italian economy. In 2004, tourism revenues, net of amounts spent by Italians traveling abroad, were approximately (euro)12.2 billion, representing a 22.7% increase from net tourism revenues in 2003. This reflected a decrease in spending by Italian tourists abroad of 9.4% while spending by foreign visitors in Italy increased by 3.8%. In 2004 the numbers of Italians traveling abroad decreased by 15.4%, while the number of foreigners traveling in Italy decreased by 8.3%. See "The External Sector of the Economy -- Current Account."

     FINANCIAL SERVICES. Historically, a significant portion of Italy's domestic investment has been in public debt. However, the percentage of domestic investment allocated to holdings of foreign assets, investment fund units and shares, increased from 18.5% in 1995 to 38.0% in 2003, while the percentage allocated to bonds decreased from 30.6% in 1995 to 18.7% in 2003. This shift generated a substantial increase in fee income for financial institutions. In 2004, investment in holdings of foreign assets, investment fund units and shares decreased to 37.8% of domestic investment, while the proportion of domestic investment allocated to bonds rose to 19.3%.

     Share prices rose in Italy in 2004. The Italian stock exchange recorded a 17% average increase in share prices, compared to increases of 9% in the United Kingdom, 7% in France and 8% in Germany.

     Italian household indebtedness as a percentage of GDP grew from 23% in 1995 to 34% in 2003. However, it remains lower than in other comparable countries in the EU such as Germany, France and the United Kingdom, which registered household indebtedness as a percentage of GDP of 73%, 49% and 97%, respectively, in 2003. Bank lending to Italian residents generally has increased since 1997, accommodating economic expansion. The rate of growth in bank lending was 6.7% in 2003 and 2004. For a description of the Italian banking system, see "Monetary System -- Banking Regulation."

MANUFACTURING

     In 2004, the manufacturing sector represented 21.6% of GDP and 20.7% of total employment. In 2004, manufacturing output decreased by 0.1%, compared to a 0.9% decrease registered in 2003.

     Italy has compensated for its lack of natural resources by specializing in transformational and processing industries. Italy's principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.

     The number of large manufacturing companies in Italy is relatively small in comparison to other European Union countries. The most significant include Fiat (automobiles and other transportation equipment), Pirelli (tires, cables and industrial rubber products), Finmeccanica (aeronautics, helicopters, space and defense), Ferrero (food) and Benetton (clothing). These companies export a significant share of their output and have significant market shares in their respective product markets in Europe.

     Much of Italy's industrial output is produced by small and medium-sized firms, which also account for much of the economic growth over the past 20 years. These firms are active especially in light industry (including the manufacture of textiles, clothing, food, shoes and paper), where they have been innovators, and export a significant share of their production. The profit margins of large manufacturing firms, however, generally have been higher than those of their smaller counterparts. Various Government programs to support small firms provide, among other things, for loans, grants, tax allowances and support to venture capital entities.

     Traditionally, investments in research and development (R&D) activities have been very limited in Italy.

     Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrial countries, reflecting Italian industry's persistent difficulty in closing the technology gap with other advanced economies. Total R&D spending in Italy decreased from 1.13% of GDP in 1993 to 1.00% in 1995 and rose back to 1.16% in 2002. This compares to total R&D spending as a percentage of GDP in 2002 of 2.52% in Germany, 2.20% in France, 1.83% in the EU (including the ten EU member states which joined in May, 2004), 2.67% in the United States and 3.12% in Japan.

     The following table shows industrial production by sector for the years indicated:

                         INDUSTRIAL PRODUCTION BY SECTOR
                               (INDEX: 2000 = 100)
--------------------------------------------------------------------------------------------------------------------
                                                   2000          2001          2002          2003           2004
                                                 ---------    -----------   -----------   -----------    -----------
  Energy products                                   100          99.6          103.8         108.2         110.2
  Minerals, ferrous and non-ferrous metals          100          99.6           98.1          98.5          99.4
  Chemicals and pharmaceutical products             100            97          100.7          98.2         100.6
  Metal products                                    100         101.3             98          99.5           101
  Agricultural and industrial machinery             100         101.5          101.7          96.9          97.8
  Precision instruments and machines                100          97.6           91.7          83.8          83.8
  Transport equipment                               100          96.2           91.8          86.6            86
  Food and tobacco                                  100         103.7          104.9           107         106.6
  Textiles and clothing                             100          99.5           91.8          88.5          84.8
  Wood and wood products                            100         100.7          100.1          98.3         100.8
  Paper and paper products                          100          98.4           99.1         100.9         107.3
  Rubber and plastic materials                      100          98.4           94.9          94.9          94.7
  Other industrial products                         100           101           98.4          88.4          88.3
                                                    ----        ------        -------        ------        ------
  Aggregate Index                                   100          99.4           97.8          96.8          97.3

Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.

ENERGY PRODUCTION

     The demand for energy, measured in terms of million tons of oil equivalent, or MTOE, increased by 1.1% in 2004, compared to a 4.0% increase in 2003. The increase of energy demand was due to an increased demand for industry (1.5%), transportation (1.6%) and "other uses" (5.6%), partially offset by a decrease in demand for heating and agriculture (0.5 and 2.9%, respectively).

     In 2004, oil represented 45.4% of Italy's primary energy consumption, with natural gas accounting for 33.9%, renewable energy resources (which includes solar and wind energy, recyclable material, waste material and biogas) accounting for 7.2%, solid combustibles accounting for 8.7% and net purchased electricity accounting for 5.1%.

     In 2004, Italy imported 94.2% of its oil requirements and 83.7% of its natural gas requirements. The only other significant imported energy source is coal. A referendum held in 1987 rejected the use of nuclear power in Italy.

     The domestic energy industry consists primarily of ENI and ENEL. ENI, 20.32% owned by the Government, is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, petrochemical products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering.

     ENEL is the largest electricity company in Italy and is engaged principally in the generation, importation and distribution of electricity. The Government owns 21.87% of the share capital of ENEL directly and 10.35% through Cassa Depositi e Prestiti S.p.A., which is 70% owned by the Government. Domestic capacity is insufficient to meet current demand and Italy imports a portion of its electricity requirements.

     The  Electricity and Gas Authority  (AUTORITA PER L'ENERGIA  ELETTRICA E IL
GAS) regulates electricity activities and natural gas distribution in Italy with the aim of promoting competition while ensuring adequate levels of service quality. The Authority is led by a board of three members appointed by Parliament and has a large degree of independence and significant powers, including the power to establish base tariffs and the criteria for tariff adjustments and to issue fines and other sanctions. While several companies operate in the gas distribution market, during 2004 natural gas sales by ENI accounted for about 67.6% of domestic consumption. A Government Decree issued in May 2000 in line with European Directives, provided for a partial liberalization of the natural gas market.

Pursuant to that decree after January 1, 2003, no single operator could have a 50% or higher market share of the Italian natural gas market and no single operator would be allowed to control more than 75% of gas imports, with this ceiling subject to a further yearly reduction of 2 percentage points until 2010. Following the determination of gas distribution tariffs by the Authority, ENI sold a 40.2% stake in the share capital of its distribution subsidiary, SNAM Rete Gas, through an initial public offering in December 2001 and a further 9.1% interest in March 2004.

     In recent years, the Italian electricity sector has undergone significant changes. A Government decree issued in 1999, known as the BERSANI DECREE, established a general regulatory framework for the Italian electricity industry that has gradually introduced free competition in power generation and sales to consumers meeting certain consumption thresholds, while maintaining a regulated monopoly structure for power transmission, distribution and sales to other consumers. In particular, the BERSANI DECREE and the subsequent implementing regulations:

     o liberalized, as of April 1, 1999, the generation, import and export of electricity;
     o    liberalized  the sale of  electricity  to  consumers  meeting  certain consumption thresholds, or "Eligible Customers," who may negotiate supply agreements directly with any domestic or foreign producer, wholesaler or distributor of electricity, and provided that other consumers, or "Non-Eligible Customers," would have to purchase electricity from the distributor serving the area in which they are located and pay tariffs determined by the Electricity and Gas Authority;
     o provided that after January 1, 2003, no electricity company is allowed to produce or import more than 50% of the total of imported and domestically produced electricity in Italy;
     o provided for the establishment of the Single Buyer, a central purchaser of electricity from producers on behalf of all Non-Eligible Customers;
     o provided for the creation of the BORSA DELL'ENERGIA ELETTRICA, or pool market for electricity, in which producers, importers, wholesalers, distributors, the GESTORE DELLA RETE, other Eligible Customers and the Single Buyer participate, with prices being determined through a competitive bidding process;
     o provided for the creation of the GESTORE DEL MERCATO, or Market Operator, charged with managing the pool market;
     o provided that the transmission and distribution of electricity are reserved to the Italian government and performed by licensed operators, and in this respect:

          o provided that management and operation of the national transmission grid is licensed to an independent system operator, the GESTORE DELLA RETE or System Operator, with owners of the transmission grid such as Terna S.p.A. (formerly owned by ENEL) retaining ownership of the grid assets; and
          o established a new licensing regime for electricity distribution and provided incentives for the consolidation of electricity distribution networks within each municipality.

     In accordance with the BERSANI DECREE, during 2000 ENEL established three new generating companies (Eurogen, Elettrogen and Interpower or, collectively, Gencos); representing approximately 25% of ENEL's generation capacity. In September 2001 a consortium led by Endesa, a Spanish utility, acquired Elettrogen, the second largest Genco, with a total generation capacity of 5,400 MW. In May 2002 Edipower S.p.A., a consortium led by Edison S.p.A. acquired Eurogen, the largest Genco with a total generation capacity of 7,000 MW. In November 2002, a consortium comprising Acea S.p.A., Electrobel S.p.A. and Energia Italiana acquired Interpower, the third Genco, with a total generation capacity of 2,611 MW.

     Effective January 1, 2000, a new tariff regime, subsequently amended, significantly lowered fixed tariff rates for the generation, transmission and distribution of electricity.

     Terna S.p.A., formerly controlled by ENEL, owns and operates approximately 94% of the transmission assets of Italy's national electricity grid, which was operated by the System Operator until October 31, 2005. In accordance with a governmental decree, enacted in May 2004, and pursuant to an agreement entered into in February 2005, the System Operator transferred to Terna the responsibility to manage the national transmission grid and the related assets with effect from November 1, 2005. In addition, following the effectiveness of this transfer, ENEL is no longer entitled to control more than 5% of the voting rights for the appointment of Terna's directors. ENEL has complied with its obligation to reduce its holding in Terna to no more than 20% by July 1, 2007. In June 2004, ENEL sold a 50% interest in Terna through an initial public offering. A further 13.86% interest was sold in March

2005 through an accelerated bookbuilding process. In May 2005, ENEL entered into an agreement with Cassa Depositi e Prestiti S.p.A. for the sale of most of its remaining shares in Terna to the Cassa (approximately 30%).

     In 2003, the EU adopted a new Directive and a Regulation to further liberalize the electricity market. The new Electricity Directive retains the main principles of the EU directive issued in December 1996, commonly referred to as the Electricity Directive, which it replaces. It enables all consumers to freely choose their electricity supplier by 2007, irrespective of consumption levels, with all non-household consumers enjoying this right of choice from 2004. Further, the new Electricity Directive introduced new definitions of public service obligations and security of supply, established a regulator in all EU member states with well defined functions and requires legal unbundling of network activities from generation and supply. The Regulation establishes common rules for cross-border trade in electricity and lays down principles on charges to be paid as a result of transit flows and access to networks as well as on congestion management. More detailed rules can be issued by the EU Commission acting together with a special committee.

CONSTRUCTION

     In 2004, construction represented 5.2% of GDP and 7.3% of total employment. In 2003 and 2004, construction activity grew by 2.3 and 2.7%, respectively. Gross fixed investment in construction, which includes investment for building renovations and by the public administration, increased by 3.1% in 2004, compared to 1.7% in 2003 and 3.2% in 2002.

AGRICULTURE, FISHING AND FORESTRY

     In 2004, agriculture, fishing and forestry accounted for 2.7% of GDP and 5.2% of total employment. Agriculture's share of Italian GDP has generally declined with the growth of industrial output since the 1960s. Italy's average farm size remains less than half the European Union average. Italy is a net importer of all categories of food except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the north and in the southeast plains, olives are grown principally in central and southern Italy and grapes are grown throughout the country.

EMPLOYMENT AND LABOR

     GENERAL. Job creation has been and continues to be a key objective of the Government. Employment as measured by the average number of standard labor units employed during the year increased cumulatively by approximately 6.0% from 1999 to 2004. A standard labor unit is the amount of work undertaken by a full-time employee over the year and is used to measure the amount of work employed to produce goods and services. This increase was largely attributable to increases in part-time and temporary employment. Following a 1.3% growth in average employment in 2002 and a 0.4% growth in 2003, average employment grew by 0.8% in 2004. The unemployment rate has decreased every year since 1999 reaching 8.0% for the year ended December 31, 2004.

     The following table shows the change in total employment, the official participation rate and the official unemployment rate for each of the last five years.

                                   EMPLOYMENT
--------------------------------------------------------------------------------------------------------------------
                                                     2000          2001          2002          2003          2004
                                                  ----------    ----------    ----------    ----------   -----------
                                                                       (AVERAGE OVER THE YEAR)
  Employment in standard labor units
    (% change on prior year)                         1.75         1.64          1.25          0.43          0.79
  Participation rate (%)(1)                          61.0         61.6          62.1          62.9          62.5
  Unemployment rate (%)(2)                           10.1          9.1           8.6           8.4           8.0

(1)  Participation rate of population aged 15-64.
(2) Does not include workers paid by Cassa Integrazione Guadagni or Wage Supplementation Fund, which compensates workers who are temporarily laid off or who have had their hours cut.

Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.

     EMPLOYMENT BY SECTOR. Of the total employed workforce in 2004, approximately 66.1% were employed in the service sector, 21.3% were employed in industry (other than construction), 7.3% worked in the construction sector, and 5.2% worked in agriculture.

     In 2004, average employment in industry, excluding construction, decreased slightly, by 0.4%. Historically, a declining trend of employment levels in the industry sector began in the 1980s with employment in industry decreasing from 23.0% of the total workforce in 1994 to 21.3% in 2004, principally reflecting a decline in employment in the manufacturing sector.

     In 2004, average employment in agriculture, forestry and fishing increased slightly, by 0.4%. Average employment in agriculture, forestry and fishing has declined constantly since World War II except in 2001 and 2004. Employment in the agriculture sector declined from 7.5% in 1994 to 5.2% in 2004.

     The largest contribution to employment growth in Italy in recent years has come from the services sector, which increased from 62.7% of the total workforce in 1994 to 66.1% in 2004. The growth was mainly attributable to business and household services, with all service sectors other than public administration, transportation, communications, financial services and education experiencing employment growth.

     EMPLOYMENT BY GEOGRAPHIC AREA AND GENDER. Unemployment in southern Italy has been persistently higher than in northern and central Italy, and in 2004, was 15.0% compared to 6.5% in central Italy and 4.3% in northern Italy. The unemployment rate in central and northern Italy declined steadily between 1995 and 2002, remaining substantially stable thereafter, while unemployment in southern Italy has fluctuated, increasing from 1994 to 1999 and decreasing by 4.6% from 1999 to 2004.

     While unemployment for women in Italy historically has been substantially higher than for men, it has decreased at a faster rate (from 14.8% in 1999 to 10.5% in 2004) than for men (from 8.4% in 1999 to 6.3% in 2004). This is in part attributable to the substantial growth in female participation in the labor force, particularly among women aged 25-54. The proportion of economically active women increased from 44.3% in 1995 to 50.6% in 2004, while the participation rate of men increased from 72.5% in 1995 to 74.5% in 2004.
Participation rates for women over age 40 and for women in southern Italy are significantly below European averages.

     The Government believes that a substantial "hidden economy" exists in Italy, consisting of persons who claim, for tax and other purposes, to be unemployed but actually hold a job, or who claim to hold a job but also perform other income-earning activities. The hidden economy is believed to be particularly persistent in areas of high official unemployment and among immigrant workers. The increase in employment in 2001 and 2002 may partly be attributable to the "emergence" of workers that were not previously accounted for in national statistics. According to ISTAT data in 2003 the hidden economy was estimated to equal between 14.8% (equal to (euro)193 billion) and 16.7% (equal to (euro)217 billion) of GDP. The hidden economy includes illegal activities and unreported income from the production of legal products and services.

     GOVERNMENT PROGRAMS AND REGULATORY FRAMEWORK. The Government has adopted a number of programs aimed at correcting the imbalances in employment, including programs that provide money for job training, particularly in southern Italy, and certain incentives to companies that hire young workers. The Government's target set forth in the 2006-2009 Program Document is to reduce unemployment to 7.7% by 2009. During the period 2001-2005, the Government introduced tax incentives for employers in order to promote full-time permanent employment. Collective bargaining of industry-wide labor contracts is the principal means of determining working hour limitations.

     Through the CASSA INTEGRAZIONE GUADAGNI ("CIG"), or Wage Supplementation Fund, the Government guarantees a portion of the wages of workers in the industrial sector who are temporarily laid off or who have had their working hours reduced. Workers laid off permanently as a consequence of restructuring or other collective redundancies are entitled to receive unemployment compensation for a period of 12 months, which is extendable for up to three years for workers nearing retirement age. The number of hours of work paid through CIG declined steadily from 299.9 million hours in 1995 to 147.2 million hours in 2000 before increasing to 227.6 million hours in 2004.

     Italy's labor market historically has been slow to respond to cyclical trends, contributing to a high unemployment rate. This has been attributed to the bargaining power of labor unions and a regulatory framework that makes dismissal of workers difficult. The persistence of high unemployment has contributed to a less confrontational stance on the part of the unions, leading to significant declines in the average number of person-hours lost per year in strikes and industrial actions, from
116.6  million in the period  1978-82 to 43.6 million in the period  1983-90 and
50.2 million in the period from 1991-1997. In the period from 1998-2001, an average of approximately 5.9 million person-hours per year were lost to strikes. In 2002, 2003 and 2004, however, 34 million, 13.1 million and 4.8 million person-hours, respectively, were lost to strikes, principally due to protests against Government reforms and international policy.

PRICES AND WAGES

     WAGES. Unit labor costs historically have been lower in Italy, on average, than in most other European countries. This is due to lower average earnings per employee, combined with higher productivity levels.

     Wages, as measured by gross earnings per standard labor unit increased by an average of 3.0% for the entire economy in 2004 compared with an increase of 3.3% in 2003 and 2.6% in 2002. As in previous years, during 2004 the growth was larger in the public service sector than in private sectors (4.0 and 2.6%, respectively). Labor costs per standard labor unit, measured in terms of unit remuneration (i.e. the total of gross wages and social security charges) increased by 2.9% in 2004, compared to 3.8% in 2003. Labor costs per product unit, or LCPU, increased by 2.3% in 2004, compared to 3.9% in 2003, due to a 0.5% increase in labor productivity in 2004, compared to a decrease of 0.1% in 2003. LCPU growth remains higher than in other major European countries.

     PRICES. The European Union harmonized consumer price index reflects the change in price of a basket of goods and services taking into account all families resident in a given territory. In 2003 and 2004, the inflation rate in the euro area as measured by the European Union harmonized consumer price index remained stable at 2.1%. Since Italy's entry into the EMU in 1999, monetary policy decisions are made for all euro zone countries by the European Central Bank. See "Monetary System -- Monetary Policy."

     Inflation in Italy, as measured by the harmonized consumer price index was 2.3% in 2004, compared to 2.8% in 2003. The 2004 figure was principally attributable to a slowdown in the growth of prices of unprocessed foods and energy and in the growth of the core inflation index (which is the harmonized consumer price index net of energy, unprocessed food, alcohol and tobacco products), driven by a slowdown in the growth of prices of services.

     The following table illustrates trends in prices and wages for the periods indicated:

                                PRICES AND WAGES
--------------------------------------------------------------------------------------------------------------------
                                                     2000         2001          2002          2003          2004
                                                   ---------    ----------    ----------    ----------    ----------
                                                                              (PER CENT)
  Cost of Living Index(1)                             2.6          2.7           2.4           2.5           2.0
  Harmonized Consumer Price Index(1)(2)               2.6          2.7           2.6           2.8           2.3
  Core Inflation Index(3)                             1.9          2.4           2.8           2.6           2.3
  Change in per capita wages                          3.1          3.2           2.5           3.8           2.9
  Change in unit labor costs(4)                       0.7          2.8           3.2           3.9           2.3

(1) The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee. It differs from the harmonized consumer price index in that the cost of living index is smaller in scope.
(2) In accordance with European Commission regulations, since January 2002 the harmonized consumer price index reflects reductions in prices (e.g. seasonal sales and promotional offers) taking place for a minimum period of 15 days (formerly 30 days). As a consequence, figures for 2002 are not directly comparable to previous data.
(3) The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.
(4)  Unit  labor  costs are per capita  wages  reduced  by  productivity  gains.
Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.

                                 MONETARY SYSTEM
          The Italian financial system consists of banking institutions such as commercial banks, leasing companies, factoring companies and household finance companies, as well as non-bank financial intermediaries such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds.

MONETARY POLICY

          THE EUROPEAN SYSTEM OF CENTRAL BANKS. As of January 1, 1999, which marked the beginning of Stage III of European Economic and Monetary Union, the 11 countries joining the EMU officially adopted the euro, and the Eurosystem became responsible for conducting a single monetary policy. Greece joined the EMU on January 1, 2001.

          The European System of Central Banks (ESCB) consists of the European Central Bank (ECB), established on June 1, 1998 and the national central banks of the EU member states. The Eurosystem is formed by the 12 national central banks in the euro area and the ECB. So long as there are EU member states that have not yet adopted the euro (currently Cyprus, the Czech Republic, Denmark, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia, Slovenia, Sweden and the United Kingdom), there will be a distinction between the 12-country Eurosystem and the 25-country ESCB. The thirteen national central banks of non-participating countries do not take part in the decision-making of the single monetary policy, they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.

          The Eurosystem is principally responsible for:

     o defining and implementing the monetary policy of the euro area, including fixing rates on the main refinancing lending facility (regular liquidity-providing reverse transactions with a weekly frequency and a maturity of two weeks, executed by the national central banks on the basis of standard tenders), the marginal lending facility (overnight liquidity facility provided to members of the Eurosystem by the national central banks against eligible assets, usually with no credit limits or other restrictions on access to credit) and the deposit facility (overnight deposit facility with the national central banks available to members of the Eurosystem, usually with no deposit limits or other restrictions);
     o conducting foreign exchange operations and holding and managing the official foreign reserves of the euro area countries;
     o    issuing banknotes in the euro area;
     o    promoting the smooth operation of payment systems; and
     o cooperating in the supervision of credit institutions and the stability of the financial system.

 The ESCB is governed by the decision-making bodies of the ECB which are:

     o the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council;
     o the Governing Council, composed of the six members of the Executive Board and the governors of the 12 national central banks, in charge of implementing the tasks assigned to the Eurosystem and formulating the euro area's monetary policy; and
     o the General Council, composed of the President and the Vice-President of the ECB and the governors of the 25 national central banks of the EU member states. The General Council contributes to the advisory functions of the ECB and will remain in existence as long as there are EU member states that have not adopted the euro.

   The ECB is independent of the national central banks and the Governments of the member states and has its own budget, independent of that of the European
Community; its capital is not funded by the European Community but has been subscribed and paid up by the national central banks of the member states that have adopted the euro, pro-rated to the GDP and population of each such member state. The ECB has exclusive authority for the issuance of currency within the euro area. The ECB had paid up capital of approximately (euro)4 billion at December 31, 2004, of which approximately (euro)726.3 million, or 17.8%, was subscribed by the Bank of Italy.

     THE BANK OF ITALY. The Bank of Italy, founded in 1893, is the lender of last resort for Italian banks and banker to the Treasury. It supervises and regulates the Italian banking industry and operates services for the banking industry as a whole. It also supervises and regulates non-bank financial intermediaries. The Bank of Italy had assets at December 31, 2004 of (euro)163.0 billion.

     THE ECB'S MONETARY POLICY. The primary objective of the ESCB is to maintain price stability. In October 1998 the Governing Council announced the ECB monetary strategy and provided a quantitative definition of price stability, which has been defined as an annual increase in the Harmonized Index of Consumer Prices for the euro area of below 2%. Despite short-term volatility, price stability is to be maintained over the medium term. Moreover, in order to assess the outlook for price developments and the risks for future price stability, a two-pillar approach was adopted by the ECB.

     The first pillar assigns a prominent role to money supply, the growth rate of which is measured through a broad monetary aggregate called M3. This monetary reference aggregate consists of currency in circulation, overnight deposits, deposits with an agreed maturity up to two years, deposits redeemable at a period of notice up to three months, repurchase agreements, debt securities of up to two years, money market fund shares and money market paper. In December 1998, the Governing Council set the first quantitative reference value for M3 growth, at an annual growth rate of 4.5%. This reference value was confirmed by the Governing Council in 1999, 2000, 2001 and 2002. On May 8, 2003 the Governing Council decided to stop its practice of reviewing the reference value annually, given its long-term nature.

     The second pillar consists of a broad assessment of the outlook for price developments and the risks to price stability in the euro area and is made in parallel with the analysis of M3 growth in relation to its reference value. This assessment encompasses a wide range of financial market and other economic indicators, including macroeconomic projections. Based on a thorough analysis of the information provided by the two pillars of its strategy, the Governing Council determines monetary policy aiming at price stability over the medium term.

     The ECB's monetary and exchange rate policy is aimed at supporting general and economic policies in order to achieve the economic objectives of the EU, including sustainable growth and a high level of employment without prejudice to the objective of price stability.

     ECB INTEREST RATES. The minimum bid rate on the main refinancing operations was subsequently raised on several occasions in 2000 to 4.75% on August 31 reflecting concern over the risks to price stability (since June 2000, main refinancing operations have been conducted on the basis of variable rate tenders). As a result of the global economic slowdown in 2001 and the weakness of the economy in the euro area in 2002 and the first half of 2003, the Governing Council progressively lowered interest rates by a total of 275 basis points, with interest rates on the minimum bid rate on the main refinancing operations, the marginal lending and deposit facilities reaching 2.00%, 3.00% and 1.00%, respectively in June 2003. These rates remained unchanged until December 2005. The Governing Council raised interest rates by 25 basis points in December 2005 and in March 2006, with interest rates on the minimum bid rate on the main refinancing operations, the marginal lending and deposit facilities reaching 2.50%, 3.50% and 1.25%, respectively.

     The following table shows the movement in the interest rate on main refinancing operations and on marginal lending and deposit facilities from February 4, 2000 to March 10, 2006.

      ECB MONEY SUPPLY AND CREDIT. The three-month moving average of twelve-month euro money supply growth, a measure that is used to evaluate the divergence from the ECB's 4.5% reference growth rate, remained under the reference rate prior to May 2001 and since then has remained above the reference rate. It grew to 7.6% through December 2001, declined slightly to 6.9% through December 2002, grew sharply in the first half of 2003 to over 8.0% and subsequently declined to 7.5% through December 2003 and 6.6% through December 2004 and remained substantially unchanged through the first quarter of 2005. The growth of M3 through the first half of 2003 was mainly due to shifts in portfolios to more liquid assets resulting from continued uncertainty in financial markets, international political tensions and low long-term and short-term interest rates. In addition, the high growth rate of M3 was attributable to the introduction of the euro in physical form in the countries participating in the EMU on January 1, 2002 and to the decline in the growth of total lending to the private sector, which decreased to a twelve month growth of 4.7% in 2002, compared to 6.7% in 2001. The slowdown in M3 growth recorded from the second half of 2003 to the first quarter of 2005 was mainly attributable to the increased stability of the financial markets, with a resulting decrease in the proportion of liquid assets in investor portfolios and increasing investment in the equity markets and long-term debt investments. The effects of this trend were partially offset by higher investment in money market fund shares. The slowdown in M3 growth during this period was partially offset by a reduction in the spread between long and short term interest rates, which resulted in a growth in the proportion of short term deposits and repurchase agreements.

EXCHANGE RATE POLICY

     Under the Maastricht Treaty, the ECB and ECOFIN are responsible for foreign exchange rate policy. The European Council formulates the general orientation of exchange rate policy, either on the recommendation of the Commission, following consultation with the ECB, or on the recommendation of the ECB. However, the Council's general orientation cannot conflict with the ECB's primary objective of maintaining price stability. The ECB has exclusive authority for effecting transactions in foreign exchange markets.

BANKING REGULATION

     REGULATORY FRAMEWORK. Italian banks are generally organized as joint stock companies and fall into one of the following categories:

     o joint stock companies owned directly or indirectly by the private or public sector or by public foundations;
     o    co-operative banks; or
     o institutions that provide centralized management services to other, usually small-sized banks.

Subject to the principle of "home country control," non-Italian EU banks may carry out banking business and business activities in Italy that are integral to banking as described in Directive No. 2000/12/EC, as amended, or the EU Banking Directive. Under the principle of "home country control," a non-Italian EU bank remains subject to the regulation of its home-country supervisory authorities. It may carry out in Italy those banking activities described in the EU Banking Directive that it is permitted to carry out in its home country, provided the Bank of Italy is informed by the entity supervising the non-Italian EU bank.

     DEREGULATION AND RATIONALIZATION OF THE ITALIAN BANKING INDUSTRY. Historically, the Italian banking industry has been highly fragmented and characterized by high levels of State ownership and influence. During the 1980s, Italian banking and European Community authorities began a process of substantial deregulation. The principal components of this deregulation in Italy were the Amato Law, the Dini Directive, the Ciampi Law, certain fiscal changes and the implementation of EU Directives. The principal components of deregulation at the European level are set forth in EU Directives and provide for:

     o    the free movement of capital among member countries;
     o    the easing of restrictions on new branch openings;
     o the range of domestic and international services that banks are able to offer throughout the European Union; and
     o the elimination of limitations on annual lending volumes and loan maturities.

The effect of the Amato Law, the Dini Directive, the Ciampi Law and the implementation of the EU Directives has been a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services.

     THE AMATO LAW.  The Amato Law was  enacted in July 1990 to  strengthen  the capital base of the Italian banking system by creating incentives for consolidation, and permitting greater private investment. The restructuring process under the Amato Law was intended to create larger and more efficient institutions capable of providing better services and competing more effectively in Italy and abroad. The Amato Law contains two principal provisions:

     o Banks organized as public law entities were allowed to convert into, or to transfer their assets to, one or more joint-stock companies. Banks were also permitted to be members of a holding company structure; and
     o    Consolidations were encouraged through tax incentives.

THE CONSOLIDATED BANKING LAW. In 1993, the Consolidated Banking Law consolidated most Italian banking legislation into one statute. Provisions in the Consolidated Banking Law relate to the role of supervisory authorities, investment in banks, the definition of banking and related activities, the authorization of banking activities, the scope of banking supervision (in particular on a consolidated basis), special bankruptcy procedures for banks, the supervision of financial companies and the approval of securities offerings to be made in Italy. Banking activities may be performed by a single category of banks, which may collect demand and savings deposits from the public, issue bonds and extend medium- and long-term credit, subject to regulations issued by the Bank of Italy. Furthermore, subject to their respective by-laws and applicable regulations, banks may engage in all the business activities that are integral to banking as described in the EU Banking Directive.

     The Consolidated Banking Law was amended by Legislative Decree No. 37 of February 6, 2004 and Legislative Decree No. 310 of December 28, 2004 in order to coordinate its provisions regarding bank institutions with the provisions of Legislative Decree No. 6 of January 17, 2003, which introduced the corporation law reform. The amendments to the Consolidated Banking Law included, among others, amendments relating to the duties and responsibilities of the administrative and supervisory bodies of the companies set by the new models of corporate governance.

     THE DINI DIRECTIVE. Historically, a large number of Italian banks were owned by public law banking foundations, which in turn were controlled principally by local government authorities. The Dini Directive, enacted in November 1994, provided tax incentives for Italian banking foundations to either reduce to below 50% their equity participation in certain public banks originally organized as foundations through either public offerings or sales to certain specified entities including, for example, banking groups, certain financial institutions and insurance companies, or cover more than 50% of the foundations' expenses from income derived from sources other than such banks.

     THE CIAMPI LAW. The Ciampi Law, enacted on December 23, 1998, and Legislative Decree No. 153 of May 17, 1999, collectively referred to herein as the Ciampi Law, provide for, INTER ALIA, the:

     o transformation of public law banking foundations into non-profit private institutions with the exclusive purpose of pursuing projects of social importance in the area of scientific research, education or healthcare;
     o disposition of any remaining controlling participation in banks or financial institutions by 2006; and
     o application of the tax regime for non-profit private institutions (50% reduction in income tax and regional tax on production activities (IMPOSTA REGIONALE SULLE ATTIVITA PRODUTTIVE, or IRAP) to those foundations that disposed of their controlling stakes in banks by May 2003.

THE DRAGHI LAW. The Draghi Law (Legislative Decree No. 58 of February 24, 1998) became effective in July 1998 and aimed at reorganizing laws governing the securities market and publicly traded companies. While the Draghi Law did not amend Italian legislation governing the banking industry, it is generally applicable to Italian public companies. In particular, the Draghi Law introduced new provisions regulating tender offers of securities, savings shares, the solicitation of proxies and the duration of shareholder agreements, with the objective of protecting minority shareholders in general.

     SUPERVISION. The regulation of Italian banks is conducted by the Inter-Ministerial Committee for Credit and Savings (COMITATO INTERMINISTERIALE PER IL CREDITO E IL RISPARMIO, or CICR), the Ministry of Economy and Finance and the Bank of Italy. The principal objectives of regulation are to ensure the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system.

     THE CICR. The CICR is composed of the Economy and Finance Minister, who acts as chairman, and certain other economic ministers of the Italian government. The Governor of the Bank of Italy, although not a member of the CICR, attends all meetings of the CICR but does not have the right to vote at such meetings. The CICR establishes the general guidelines that the Bank of Italy must follow when adopting regulations applicable to banks. The CICR has wide-ranging powers to make policies and issue guidance in banking regulation, acting upon proposals of the Bank of Italy.

     THE MINISTRY OF ECONOMY AND FINANCE. The Ministry has broad powers in relation to banking and financial activities. It authorizes the establishment in Italy of the first branch of non-EU banks, sets eligibility standards to be met by holders of equity interests in the share-capital of a bank and the level of professional experience required of directors and executives of banks and other financial intermediaries. The Ministry may, in cases of urgency, adopt measures that are generally within the sphere of CICR's powers and may also issue decrees that impose administrative sanctions against banks and their managers and place banks in involuntary liquidation (LIQUIDAZIONE COATTA AMMINISTRATIVA) or extraordinary management (AMMINISTRAZIONE STRAORDINARIA).

     THE BANK OF ITALY. The Bank of Italy implements the policies set forth by the CICR by adopting regulations and compliance instructions. The Consolidated Banking Law identifies four main areas of intervention subject to the regulatory power of the Bank of Italy: capital requirements, risk exposure, the taking of participations, including mergers and acquisitions, and administrative and accounting organization and internal controls. The Bank of Italy also issues regulations in other fields (such as transparency in banking and financial operations of credit institutions). The Bank of Italy supervises banks through its own auditing body, which authorizes, among other things, significant investments by banks and examines reports that banks are required to file with the Bank of Italy on a regular basis or with respect to specific transactions. The main supervisory powers of the Bank of Italy include review of bank financial statements and other statistical data, prior review of by-law amendments, bank inspections and the verification of capital ratios, reserve requirements and exposure limits for individual banks.

     The Bank of Italy carries out audits of all banks through its supervisory staff of bank examiners. Audits may be ordinary or special (which are directed toward specific aspects of banking activity). Matters covered by an audit include the accuracy of reported data, compliance with banking laws and regulations, conformity with a bank's own by-laws and compliance with exposure limits.

     The Bank of Italy requires all banks to report monthly statistical information related to all components of their non-consolidated balance sheet. Consolidated accounts must be submitted every three or six months, depending on the type of information requested. Other data reviewed by the Bank of Italy include minutes of meetings of each bank's board of directors. Banks are also required to submit any other data or documentation that the Bank of Italy may request.

     In addition to its supervisory and regulatory role, the Bank of Italy is the lender of last resort for Italian banks, and banker to the Italian Ministry of Economy and Finance. It also operates services for the banking industry as a whole, most notably the CENTRALE DEI RISCHI, a central information database on credit risk.

     On December 28, 2005, a new law introduced some relevant modifications concerning the competences and organization of the Bank of Italy. In particular, in accordance with the new legal framework, the Governor of the Bank of Italy is now appointed for a term of 6 years, renewable only once, while prior to the reform the Governor was appointed for an indefinite term. In addition, the new law transferred most of the competences of Bank of Italy regarding competition in the banking sector to the Antitrust Authority, although joint clearance of Bank of Italy and Antitrust Authority is required in case of mergers or acquisitions.

CREDIT ALLOCATION

     The Italian credit system has changed substantially during the past decade. Banking institutions have faced increased competition from other forms of intermediation, principally securities markets. Lending activity growth increased by 6.7% in 2004 and in 2003, and was higher than euro area growth of 6.3% in 2004. The growth in Italian lending activity was mainly attributable to medium- and long-term lending activity, which grew 13.8% in 2004, compared to 13.6% in 2003, while short-term lending activity decreased 3.8% in 2004, after a 2.0% reduction in 2003. The growth rate in lending activity to companies decreased to 3.5% in 2004, compared to 6.3% in 2003, due principally to a 0.4% decrease in lending activities in the manufacturing sector, compared to 1.4% growth in 2003, and to the slower growth of lending activities in both the construction and service sectors, from 13.1% in 2003 to 8.8% in 2004 and from 11.1% in 2003 to 7.4% in 2004, respectively. Lending activities to the consumer and residential sector continued to experience high levels of growth at 13.6% in 2004, compared to 10.3% in 2003, mainly due to the growing real estate market.

EXCHANGE CONTROLS

     Following the complete liberalization of capital movements in the European Union in 1990, all exchange controls in Italy were abolished. Residents and non-residents of Italy may make any investments, divestments and other transactions that entail a transfer of assets to or from Italy, subject only to limited reporting, record-keeping and disclosure requirements referred to below. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.

     Italian legislation contains certain requirements regarding the reporting and record-keeping of movements of capital and the declaration in annual tax returns of investments or financial assets held or transferred abroad. Breach of certain requirements may result in the imposition of administrative fines or criminal penalties.

                       THE EXTERNAL SECTOR OF THE ECONOMY

FOREIGN TRADE

     Italy is fully integrated into the European and world economies, with imports and exports in 2004 equal to 28.3% and 28.7% of real GDP, respectively. The size of Italy's trade surpluses has declined in recent years. Italy's merchandise exports have suffered from competition with Asian products, reflecting higher prices of Italian products, the improving quality of non-Italian products and the increased commercial presence and improved services offered by non-Italian companies in EU countries. Moreover, Italy's specialization in more traditional merchandise is unable to meet the increased demand for high-technology products characterizing the expansion of world trade. Italy's trade surplus declined from (euro)9.2 billion, or 0.8% GDP in 2001 to
(euro)7.8 billion in 2002 and (euro)1.6 billion, or 0.1% of GDP, in 2003. In 2004, Italy registered a trade deficit of (euro)0.6 billion notwithstanding the expansion of world trade, reflecting the gradual decline in competitiveness of Italian products for the reasons described above and a strengthening of the euro in relation to other currencies.

     The following tables illustrate Italy's exports and imports for the periods indicated. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as "free on board" or "fob." Import amounts include all costs, insurance and freight, frequently referred to as "charged in full" or "cif."

                                            FOREIGN TRADE
------------------------------------------------------------------------------------------------------------
                                                  2000         2001         2002         2003         2004
                                                --------     --------     --------     --------     --------
                                                                       (MILLIONS OF EURO)
 EXPORTS (FOB)
 Agriculture, forestry and fishing                 3,858        4,251        4,171        4,144        3,816
 Extractive industries                               525          546          683          687          790
 Manufactured products                           254,679      265,490      261,520      254,541      274,596
 Food, beverage and tobacco products              13,066       14,009       15,010       14,904       15,743
 Textiles, leather products and clothing          40,078       43,302       41,207       38,945       38,979
 Wood and wood products                            1,510        1,505        1,471        1,326        1,378
 Paper, printing and publishing                    5,933        6,084        6,156        6,017        6,222
 Refined oil products                              5,181        5,061        4,454        5,371        6,355
 Chemical and pharmaceutical products             24,136       25,754       26,906       26,059       27,555
 Rubber and plastic products                       9,389        9,673        9,853        9,845       10,675


                                                  2000         2001         2002         2003         2004
                                                --------     --------     --------     --------     --------
                                                                       (MILLIONS OF EURO)
 Non-metallic minerals and mineral products        9,230        9,406        9,232        8,711        9,104
 Metals and metal products                        21,257       21,986       21,627       21,894       27,370
 Mechanical products and machinery                50,678       53,957       53,126       53,326       58,142
 Electric and precision machinery                 26,383       27,625       25,007       23,761       25,905
 Transport equipment                              30,389       29,620       30,520       29,169       31,879
 Other manufactured products                      17,449       17,508       16,951       15,214       15,288
 Energy, gas and water production                     22           46           35           20           59
 Other                                             1,330        2,656        2,654        5,224        5,387
                                                --------     --------     --------     --------     --------
    Total exports                                260,414      272,990      269,064      264,615      284,647


                                                  2000         2001         2002         2003         2004
                                                --------     --------     --------     --------     --------
                                                                      (MILLIONS OF EURO)
 IMPORTS (CIF)
 Agriculture, forestry and fishing                 9,228        9,021        9,047        9,292        9,266
 Extractive industries                            29,561       28,718       26,282       27,457       31,847
 Manufactured products                           217,023      220,985      220,441      218,090      236,033
 Food, beverage and tobacco products              17,135       18,373       18,450       18,671       19,569
 Textiles, leather products and clothing          18,249       20,189       20,266       20,082       20,787
 Wood and wood products                            3,393        3,249        3,356        3,390        3,498
 Paper, printing and publishing                    7,207        6,719        6,556        6,271        6,313

                                                  2000         2001         2002         2003         2004
                                                --------     --------     --------     --------     --------
                                                                       (MILLIONS OF EURO)
 Refined oil products                              5,378        4,626        5,045        4,735        4,754
 Chemical and pharmaceutical products             33,231       33,991       35,279       35,824       38,476
 Rubber and plastic products                       5,387        5,396        5,509        5,566        6,007
 Non-metallic minerals and mineral
    products                                       2,843        2,955        2,956        2,881        3,024
 Metals and metal products                        26,277       25,674       24,288       24,039       29,675
 Mechanical products and machinery                20,354       20,707       20,720       19,902       21,174
 Electric and precision machinery                 38,269       37,275       34,748       33,600       37,501
 Transport equipment                              35,038       37,544       39,129       38,935       40,574
 Other manufactured products                       4,262        4,287        4,140        4,193        4,679
 Energy, gas and water production                  1,535        1,777        1,879        1,796        1,804
 Other                                             1,160        3,257        3,577        6,363        6,311
 Total imports                                   258,507      263,756      261,226      262,997      285,261
                                                --------     --------     --------     --------     --------
 TRADE BALANCE                                     1,907        9,234        7,838        1,618         (614)
                                                ========     ========     ========     ========     ========

Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.

The Italian economy relies heavily on foreign sources for energy and other natural resources, and Italy is a net importer of chemical and pharmaceutical products, agricultural and food industry products, wood and wood products, minerals, metals and metal products, electric and precision machinery and transport equipment.

     Of all the major European countries, Italy is the most heavily dependent on import of energy, importing approximately 85.0% of its energy requirements in 2004 and 2003. As a result, Italy's trade balance is vulnerable to fluctuations in oil prices.

     Following two years of declining exports of goods at constant prices (2.9% and 2.1% in 2002 and 2003, respectively), Italy registered an increase in exports at constant prices of 3.3% in 2004. The growth in 2004 was primarily due to an increase in exports of metals and metal products, reflecting growth in worldwide demand for steel, and in mechanical products and machinery as well as in transport equipment, particularly automotive spare parts and accessories and ships. The increase in exports in 2004 was principally attributable to a growth in exports to France and Spain, while exports to the U.K. and Germany were stable. Exports to the ten EU member states that joined the EU in May 2004 decreased by 5.9% due principally to lower sales of mechanical products and machinery and textiles. Italy registered higher growth in exports to non-EU countries compared to EU countries for the fourth consecutive year. This growth was principally attributable to exports to Russia and China, which increased by 25% and 13%, respectively, due mainly to exports of mechanical products and machinery and metals and metal products. Italian exports' growth in 2004 was significantly slower than worldwide trade growth at 10.7% in 2004, reflecting a continuing loss of competitiveness of Italian products.

     Imports of goods rose by 3.2% at constant prices in 2004, compared to a 0.9% increase in 2003 and a 1.0% decline in 2002, reflecting primarily increasing imports of machinery, electric machinery, metal and metal products and transport equipment. The growth of imports of goods is primarily attributable to the growth of imports from Germany (8.6%), France (4.7%) and Spain (4.7%), offset by declining imports from the U.K. Imports from non-EU countries continued to grow faster than imports from EU countries, with imports from China, which became Italy's principal non-EU supplier in 2004, increasing by 22.6% and imports from OPEC countries increasing by 14.1%.

GEOGRAPHIC DISTRIBUTION OF TRADE

     As a member of the European Union, Italy enjoys free access to the markets of the other EU member states and applies the external tariff common to all European Union countries. During the past several years, the European Union countries have made significant progress in reducing non-tariff barriers, such as technical standards and other administrative barriers, to trade amongst themselves, and Italy has incorporated into national law most of the European Union directives on trade and other matters. With the accession of ten new members in 2004, the EU has come to encompass many of Italy's most important central and eastern European trading partners. The following table shows the distribution of Italy's trade for the periods indicated.

                              DISTRIBUTION OF TRADE
                                    (CIF-FOB)
------------------------------------------------------------------------------------------------------------
                                                  2000         2001         2002         2003         2004
                                                --------     --------     --------     --------     --------
                                                                       (MILLIONS OF EURO)
 EXPORTS (FOB)
 Belgium-Luxembourg                                7,586        8,838        8,710        7,609        7,754
 France                                           32,933       33,691       33,069       33,033       35,230
 Germany                                          39,558       40,096       37,256       37,233       38,761
 Netherlands                                       6,965        7,280        6,960        6,387        6,701
 United Kingdom                                   18,036       18,474       18,780       18,686       20,153
 Ireland                                           1,890        1,597        1,464        1,391        1,389
 Denmark                                           2,048        2,166        2,090        1,972        2,147
 Greece                                            5,414        5,394        5,721        5,832        6,486
 Spain                                            16,617       16,955       17,354       18,911       20,727
 Portugal                                          3,612        3,652        3,384        3,303        3,419
 Austria                                           5,804        5,928        6,004        6,199        6,988
 Finland                                           1,167        1,305        1,424        1,311        1,438
 Sweden                                            2,631        2,542        2,600        2,680        2,847
                                                --------     --------     --------     --------     --------
 Total EU (excluding new EU members)             144,262      147,917      144,814      144,547      154,040
 New EU members(1)                                12,528       14,493       14,542       15,161       15,816
                                                --------     --------     --------     --------     --------
 Total EU (including new EU members)             156,789      162,410      159,356      159,708      169,856
 Turkey                                             N.A.         N.A.         N.A.        4,721        5,687
 United States                                    26,659       26,243       25,802       21,970       22,368
 Russia                                             N.A.         N.A.         N.A.        3,847        4,963
 OPEC countries                                    8,604       10,432       10,937       10,201       11,028
 Japan                                             4,338        4,705        4,495        4,333        4,333
 China                                             2,380        3,275        4,017        3,850        4,448
 Other Asia                                         N.A.         N.A.         N.A.        8,596        8,979
 Other                                              N.A.         N.A.         N.A.       47,389       52,985
                                                --------     --------     --------     --------     --------
  Total                                          260,414      272,990      269,064      264,615      284,647
                                                ========     ========     ========     ========     ========

(1) Comprises the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, the Slovak Republic, Slovenia, Cyprus and Malta, which joined the EU in May 2004.

Source: ISTAT

                                                  2000         2001         2002         2003         2004
                                                --------     --------     --------     --------     --------
                                                                       (MILLIONS OF EURO)
 IMPORTS (CIF)
 Belgium-Luxembourg                               11,226       12,433       12,283       12,374       13,880
 France                                           29,682       29,648       29,895       29,951       31,278
 Germany                                          45,471       47,077       46,837       47,521       51,319
 Netherlands                                      15,401       16,588       15,433       15,362       16,862
 United Kingdom                                   14,185       13,540       13,390       12,708       12,294
 Ireland                                           3,509        3,592        3,635        4,082        4,185
 Denmark                                           1,769        1,907        1,821        1,925        2,109
 Greece                                            1,329        1,363        1,269        1,463        1,503
 Spain                                            10,769       11,181       12,102       12,729       13,317
 Portugal                                          1,083        1,268        1,389        1,321        1,333
 Austria                                           6,049        6,472        7,216        7,545        7,803
 Finland                                           2,277        1,776        1,667        1,813        1,552
 Sweden                                            3,819        3,521        3,528        3,542        3,833
                                                --------     --------     --------     --------     --------
 Total EU                                        146,571      150,366      150,464      152,336      161,268
 New EU members(1)                                 7,825        8,591        8,906       11,134       12,327
                                                --------     --------     --------     --------     --------
 Total EU (including new EU members)             154,397      158,957      159,370      163,470      173,595
 Turkey                                             N.A.         N.A.         N.A.        3,335        3,971
 United States                                    13,517       12,892       12,548       10,272        9,991
 Russia                                             N.A.         N.A.         N.A.        8,230        9,716

                                                  2000         2001         2002         2003         2004
                                                --------     --------     --------     --------     --------
                                                                       (MILLIONS OF EURO)
 OPEC countries                                   20,955       18,364       15,822       16,792       19,339
 Japan                                             6,421        6,278        5,321        5,281        5,520
 China                                             7,028        7,484        8,307        9,553       11,828
 Other Asia                                         N.A.         N.A.         N.A.        6,395        7,427
 Other                                              N.A.         N.A.         N.A.       39,669       43,874
                                                --------     --------     --------     --------     --------
 Total                                           258,507      263,756      261,226      262,997      285,261
                                                ========     ========     ========     ========     ========


(1) Comprises the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, the Slovak Republic, Slovenia, Cyprus and Malta, which joined the EU in May 2004.

Source: ISTAT

Over half of Italian trade is with other European Union members, with 59.8% of Italian exports and 60.4% of Italian imports attributable to trade with European Union partners in 2004. This proportion increased considerably in 2004 due to the accession of ten new EU member states. However, Italian trade with non-EU countries has grown faster than trade with EU countries (including the ten new member states) since 2001. Germany is Italy's single most important trading partner and in 2004 supplied 18.1% of Italian imports and purchased 13.7% of Italian exports.

     Since 2000 Italy has recorded a negative trade balance with other EU countries. Italy's trade deficit with EU countries was (euro)11.4 billion in 2003 and (euro)12.0 billion in 2004. The negative trade balance with EU countries was mainly due to the trade deficit with Germany, Italy's largest EU trading partner, which increased in 2004, principally due to export competition from emerging market economies.

     Italy also  recorded  an  increase  in its trade  deficit  with  China,  to
(euro)6.7 billion in 2004 from (euro)5.2 billion in 2003, principally due to imports of metal products, machinery, textiles and clothing from China, which more than offset growing exports of Italian metal products, machinery and transport equipment to China. Italy's trade deficit with OPEC countries increased to (euro)7.1 billion in 2004 from (euro)5.7 billion in 2003 due to growth in imports of crude oil, offset in part by an increase in exports of metal products, machinery and electric machinery to OPEC countries.

BALANCE OF PAYMENTS

     The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period. Transactions are divided into three broad groups: current account, capital account and financial account. The current account is made up of: (1) trade in goods (visible trade) and (2) invisible trade, which consists of trade in services, income from profits and interest earned on overseas assets, net of those paid abroad, and net capital transfers to international institutions, principally the European Union. The capital account primarily comprises net capital transfers from international institutions, principally the European Union. The financial account is made up of items such as the inward and outward flow of money for direct investment, investment in debt and equity portfolios, international grants and loans and changes in the official reserves.

     The following table illustrates the balance of payments for the periods indicated.

                          SELECTED BALANCE OF PAYMENTS
------------------------------------------------------------------------------------------------------------
The following table shows the balance of payments for the periods indicated.

                                                  2000         2001         2002         2003         2004
                                                --------     --------     --------     --------     --------
                                                                        (EURO IN MILLIONS)
 Current Account                                    (740)     (10,014)     (17,351)     (12,471)     (22,056)
 Capital Account                                     936          (67)       2,251        1,822        1,779
 Financial Account                                (3,294)       8,532       17,319        8,228       19,041
 Errors and omissions                              3,098        1,549       (2,218)       2,421        1,236

Source: Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

The deterioration of Italy's current account reflects a decrease in the visible trade surplus from (euro)8.8 billion in 2004 to (euro)0.1 billion in 2005 and also a decrease in Italy's invisible trade from a surplus of (euro)1.2 billion in 2004 to a deficit (euro)0.4 billion in 2005, and an increase in the current transfers deficit from (euro)7.7 billion in 2004 to (euro)8.2 billion in 2005. This deterioration was offset in part by a decrease in Italy's income deficit from (euro)14.8 billion in 2004 to (euro)13.6 billion in 2005.

     The increase in Italy's financial account surplus was principally attributable to an increase in its portfolio investment surplus from (euro)26.4 billion in 2004 to (euro)43.4 billion in 2005 (mainly due to higher investment by non-Italians in Italian debt securities, partially offset by an increase in investment by Italians in non-Italian debt and equity securities) and an increase in net inflows to Italian banks of (euro)27 billion, compared to net outflows of (euro)11 billion from Italian banks in 2004. The increase in Italy's financial account was offset in part by net direct investment outflows of
(euro)17.6  billion  in 2005  compared  to net  direct  investment  outflows  of
(euro)2.0 billion in 2004.

     The following table shows total direct investment abroad by Italian entities and total direct investment in Italy by foreign entities as of the dates indicated:


                             DIRECT INVESTMENT BY COUNTRY(1)
------------------------------------------------------------------------------------------------------------
                                                  2000         2001         2002         2003         2004
                                                --------     --------     --------     --------     --------
                                                                         (MILLIONS OF EURO)
 DIRECT INVESTMENT ABROAD
 Netherlands                                      25,588       33,050       30,740       38,716       47,198
 Luxembourg                                       21,659       23,191       23,211       17,383       19,667
 United States                                    19,168       21,312       16,660       14,718       14,063
 United Kingdom                                   14,995       19,768       17,929       16,196       18,022
 France                                           17,241       17,557       15,454       16,716       18,161
 Switzerland                                      10,868       10,175        8,930        8,753        7,877
 Germany                                          11,472       10,776        8,883       10,439       11,756
 Spain                                             7,110        7,034        6,826        7,887        8,118
 Brazil                                            4,538        4,599        2,382        2,775        2,950
 Belgium                                           3,144        3,561        3,228        3,651        3,960
 Argentina                                         2,633        2,418        1,565        1,700        1,625
 Sweden                                              742          683          575          598          646
 Other                                            33,008       30,017       26,163       27,168       28,287
                                                --------     --------     --------     --------     --------
 Total                                           172,166      184,141      162,546      166,700      182,330
                                                ========     ========     ========     ========     ========
 DIRECT INVESTMENT IN ITALY
 Netherlands                                      16,248       15,909       16,712       21,479       29,101
 Luxembourg                                       10,563       12,134       12,618       14,665       16,663
 United States                                    16,078       15,623       14,728       15,547       16,740
 United Kingdom                                   13,993       14,501       14,075       17,791       19,854
 France                                           15,037       16,181       16,354       17,014       18,358

                                                  2000         2001         2002         2003         2004
                                                --------     --------     --------     --------     --------
                                                                         (MILLIONS OF EURO)
 Switzerland                                      17,276       15,757       14,730       14,767       16,317
 Germany                                          10,521       10,053        9,541       11,024       10,677
 Spain                                               834          968          897        1,022        1,448
 Brazil                                               68           62           56           63           96
 Belgium                                           2,194        2,149        2,211        2,368        2,488
 Argentina                                           151          135          124          132          192
 Sweden                                            2,696        2,504        2,329        2,371        2,493
 Other                                            12,347       12,476       11,765       13,445       15,056
                                                --------     --------     --------     --------     --------
 Total                                           118,006      118,452      116,140      131,688      149,483
                                                ========     ========     ========     ========     ========


(1) Does not include real estate investment, investments made by Italian banks abroad and investments made by foreign entities in Italian banks.

Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.

PORTFOLIO  INVESTMENT.   Portfolio  investment  experienced  a  net  surplus  of
(euro)28.3 billion in 2004 compared to (euro)3.4 billion in 2003. Foreign portfolio investment by Italians reached its peak in 1999 at (euro)121.5 billion, and subsequently declined to (euro)17.0 billion in 2002, reflecting a significant reduction in investment in foreign equity and debt securities. Foreign portfolio investments by Italians and increased back to
(euro)51.1 billion in 2003 due to higher investment in both foreign equity and debt investments and declined to (euro)21.1 billion in 2004 mainly as a result of a reduction in investments in debt securities. Investment in Italian securities by foreign investors decreased in 2004 to (euro)47.5 billion from
(euro)54.4 billion in 2003 due to lower investment in Italian public debt securities, partially offset by investments in equity securities and debt securities issued by companies other than banks.

     OTHER INVESTMENT. In 2004 Italy recorded a deficit on "other investments" of (euro)19.7 billion, compared to a surplus of (euro)13.7 billion in 2003, principally due to net outflows by Italian banks being recorded in 2004, compared to net inflows in 2003.

     ERRORS AND OMISSIONS. The amount recorded in the residual "Errors and Omissions" account is a common area of concern for all leading countries in the European Union. The Government believes that this account is largely the result of exporters not reporting payments by non-residents to accounts abroad. Errors and omissions amounted to a positive (euro)1.0 billion in 2004, compared to a negative (euro)2.5 billion in 2003.

RESERVES AND EXCHANGE RATES

     When on January 1, 1999, eleven European countries, including Italy, adopted the euro as their new national currency, the conversion rate between the lira and the euro was irrevocably fixed at Lit. 1,936.27 per euro. The euro was introduced as a physical currency on January 1, 2002. On February 28, 2002, the lira ceased to be legal tender in Italy and was withdrawn from the financial system.

     The following table sets forth, for the periods indicated, certain information regarding the US Dollar/Euro reference rate, as reported by the European Central Bank, expressed in U.S. dollar per euro.

                          US DOLLAR/EURO EXCHANGE RATE
-------------------------------------------------------------------------------------------------------------------
                                                                                YEARLY
                                                                                AVERAGE
                                                                 PERIOD END     RATE(1)        HIGH          LOW
                                                                 ----------     --------     ---------     --------
    PERIOD                                                                      (U.S. $ PER (EURO)1.00)
 2000                                                               0.9305       0.9194        1.0388       0.8252
 2001                                                               0.8813       0.8917        0.9545       0.8384
 2002                                                               1.0487       0.9511        1.0487       0.8578
 2003                                                               1.2630       1.1418        1.2630       1.0377
 2004                                                               1.3621       1.2462        1.3633       1.1802
 2005                                                               1.1797       1.2490        1.3077       1.1667
 2006 (up to and including March 31)                                1.2104       1.2023        1.2294       1.1826


(1) Average of the reference rates for the last business day of each month in the period.

Source: European Central Bank

     The following table sets forth information relating to euro exchange rates for certain other major currencies for the periods indicated.

                               EURO EXCHANGE RATES
------------------------------------------------------------------------------------------------------------
                                                           YEARLY AVERAGE RATE(1) PER (EURO)1.00
                                                ------------------------------------------------------------
                                                  2000         2001         2002         2003         2004
                                                --------     --------     --------     --------     --------
 Japanese Yen                                   108.8192     118.0825     131.7558     133.9083     137.3838
 British Pound                                    0.6194       0.6298       0.6934       0.6793       0.6865
 Swiss Franc                                      1.5088       1.4660       1.5236       1.5436       1.5543


(1) Average of the reference rates for the last business day of each month in the period.

Source: European Central Bank

     In 2004, official reserves decreased to (euro)45.8 billion from $50.1 billion in 2003. In 2004, the Bank of Italy reduced its annual contribution to the reserves of the European Central Bank to (euro)7.3 billion from (euro)7.4 billion in 2003.

     The following table illustrates the official reserves of Italy as of December 31 in each of the years 2000 through 2004.

                                OFFICIAL RESERVES

                                                  2000         2001         2002         2003         2004
                                                --------     --------     --------     --------     --------
                                                                         (MILLION OF EUROS)
 Gold                                             23,098       24,732       25,764       26,042       25,348
 SDRs(1)                                             255          337          103          123          106
 Total position with IMF                           2,916        3,647        3,726        3,289        2,719
 Net foreign exchange                             24,097       23,721       23,447       20,634       17,628
                                                --------     --------     --------     --------     --------
 TOTAL RESERVES                                   50,366       52,437       53,040       50,088       45,801
                                                ========     ========     ========     ========     ========



(1)  Special Drawing Rights

Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.

                                 PUBLIC FINANCE

THE BUDGET PROCESS

     The Government's fiscal year is the calendar year. The budget process begins in March of each year, when the General Accounting Office (RAGIONERIA GENERALE DELLO STATO), a department of the Ministry of Economy and Finance, sends a directive to each Ministry and Government agency to prepare a detailed budget for the next fiscal year and a summary forecast budget for the next three years. Other public sector entities also report to the Ministry of Economy and Finance in March on their cash resources and needs for the following fiscal year.

     In June or July of each year the Ministry of Economy and Finance presents to Parliament a planning document called DOCUMENTO DI PROGRAMMAZIONE ECONOMICA E FINANZIARIA (Economic and Financial Program Document, or "Program Document"). The Program Document sets forth Government programs, reforms and public finance targets for the next four to five years. It describes the macroeconomic framework of the current year and sets forth two sets of forecast general government revenues and expenditures. The first forecast assumes no change from current policy and the second assumes the adoption of the programs contemplated by the Program Document. The Program Document is usually approved by Parliament by mid-August of each year.

     By September 30 of each year the Ministry of Economy and Finance presents to Parliament its revisions, if any, to the Program Document, and the RELAZIONE PREVISIONALE E PROGRAMMATICA (Forecast and Planning Report, or "RPP") a document that shows programs, reforms and public finance targets for the next calendar year.

     In the fourth quarter of each year the Government presents to Parliament its final budgetary package, which consists of the LEGGE DI BILANCIO (Budget
Law) and the LEGGE FINANZIARIA (Annual Financial Law). The Budget Law formally authorizes general government revenues and expenditures for the upcoming calendar year. General government entities may not make payments unless they are provided for in the Budget Law. The Annual Financial Law sets forth the financial framework for the upcoming calendar year within the parameters set by the Program Document. It allocates financial resources to general government entities and amends laws in order to reflect these allocations.

     The Ministry of Economy and Finance and, in particular, the General Accounting Office, is responsible for the management of Government expenditures. The Ministry of Economy and Finance submits to the Government and to Parliament a quarterly cash-flow report (RELAZIONE TRIMESTRALE DI CASSA) that indicates year-to-date revenues and expenditures and divergence from the budget. If this divergence is significant, the Government may submit a supplemental budget to Parliament that, if approved, amends the Annual Financial Law for the then-current fiscal year.

EUROPEAN ECONOMIC AND MONETARY UNION

     Under the terms of the Maastricht Treaty, member states participating in the EMU, or Participating States, are required to avoid excessive government deficits. In particular, they are required to maintain:

     o a budget deficit, or net borrowing, that does not exceed 3% of GDP, unless the excess is exceptional and temporary and the actual deficit remains close to the 3% ceiling. The Commission and the Council may consider an excess budget deficit resulting from a severe economic downturn to be exceptional if the excess results from a decrease in annual GDP or from an accumulated loss of output during a protracted period of very low annual GDP growth relative to its potential, taking into account all relevant factors including cyclical conditions, social and investment policies, fiscal consolidation efforts in "good times," debt sustainability, public investment, the overall quality of public finances and the implementation of structural pension reforms (and their cost); and
     o a gross accumulated public debt that does not exceed 60% of GDP or is declining at a satisfactory pace toward this reference value.

Although Italy's public debt exceeded 60% of GDP in 1998, Italy was included in the first group of countries to join the EMU on January 1, 1999 on the basis that public debt was declining at a satisfactory pace toward the 60% reference value.

     In order to ensure the ongoing convergence of the economies participating in the EMU, to consolidate the single market and maintain price stability, the Participating States agreed to a Stability and Growth Pact (SGP) that became effective on July 1, 1998. The SGP is an agreement among the Participating States aimed at clarifying the Maastricht Treaty's provisions for an excessive deficit procedure and strengthening the surveillance and co-ordination of economic policies. The SGP also calls on Participating States to target budgetary positions aimed at a balance or surplus in order to adjust for potential adverse fluctuations, while keeping the overall budget deficit within the reference value of 3% of GDP.

     Under SGP regulations, Participating States were required to submit a stability and growth program (each such program a "Stability and Growth Program"), and non-participating member states are required to submit revised convergence programs every year. These programs, which cover a three to four-year period, are required to set forth:

     o projections for a medium-term budgetary objective (a country-specific target which, for Participating States having adopted the euro, must fall within 1% of GDP and balance or surplus, net of one-off and temporary measures), and the adjustment path towards this objective;
     o the main assumptions about expected economic developments and the variables (and related assumptions) that are relevant to the realization of the stability program such as government investment expenditure, real GDP growth, employment and inflation;
     o the budgetary strategy and other economic policy measures to achieve the medium-term budgetary objective comprising detailed cost-benefit analysis of major structural reforms having direct cost-saving effects;
     o an analysis of how changes in the main economic assumptions would affect the budgetary and debt position; and
     o if applicable, the reasons for a deviation from the adjustment path towards the budgetary objective.

Based on assessments by the EU Commission and the Economic and Financial Committee, the Council of the EU delivers an opinion on whether:

     o    the economic  assumptions on which the program is based are plausible;
     o    the adjustment path toward the budgetary objective is appropriate; and
     o the measures being taken and/or proposed are sufficient to achieve the medium-term budgetary objective.

     The Council of the EU can issue recommendations to the Participating State to take the necessary adjustment measures to reduce an excessive deficit. When assessing the adjustment path taken by Participating States, the Council will examine whether the concerned Participating State pursues the annual improvement of its cyclically adjusted balance, net of one-off and other temporary measures, with 0.5% of GDP as a benchmark. When defining the adjustment path for those Participating States that have not yet reached the respective budgetary objective or in allowing those that have already reached it to temporarily depart from it, the Council will take into account structural reforms which have long-term cost-saving effects, implementation of certain pension reforms, and whether higher adjustment effort is made in economic good times. If the Participating State repeatedly fails to comply with the Council of the EU's recommendations, the Council may require the Participating State to make a non-interest-bearing deposit equal to the sum of:

          o    0.2% of the Participating State's GDP, and
          o one tenth of the difference between the budget deficit as a percentage of GDP in the preceding year and the reference value of 3% of GDP.

 This deposit may be increased in following years if the Participating State fails to comply with the Council's recommendations, up to a maximum of 0.5% of GDP and may be converted into a fine if the excessive deficit has not been corrected two years after the decision to require the Participating State to make the deposit. In addition to requiring a non-interest-bearing deposit, in the event of repeated non-compliance with its recommendations, the Council may require the Participating State to publish additional information, to be specified by the Council of the EU, before issuing bonds and securities and invite the European Investment Bank to reconsider its lending policy towards the Participating State. If the Participating State has taken effective action in compliance with the recommendation, but unexpected adverse economic events with major unfavorable consequences for government finances occur after the adoption of that recommendation, the Council may adopt a revised recommendation, which may extend the deadline for correction of the excessive deficit by one year.

ACCOUNTING TREATMENT

     Italy historically has used two systems of accounting: state sector and public sector. State sector accounting includes the revenues and expenditures of the Government and certain agencies and entities whose budgets must be approved by Parliament. Public sector accounting includes the Government, agencies and entities comprising the state sector, as well as entities with budgets not subject to Parliamentary approval (including autonomous agencies, regional and local governments and authorities and the national social security agencies) to the extent the Government receives and transfers funds to such entities. Parliament may review the use of funds transferred by the Government to public sector entities and the financial results of such entities.

     Transactions between state-owned joint stock companies and the Government are only included in state sector accounting or public sector accounting to the extent the Government is acting in its capacity as shareholder, for example through the receipt of dividends or the contribution of capital. See "-- Government Enterprises." Certain borrowings of these enterprises are guaranteed, either by operation of law or specific contractual arrangement, by the Government. See "Public Debt -- General."

     Although Italy will continue to use public sector and State sector accounting for most internal budgeting and certain other purposes, it also utilizes general government accounting. General government accounting includes revenues and expenses from both central and local government and from social security funds, or those institutions whose principal activity is to provide social benefits. European Union countries are generally required to use general government accounting for purposes of financial reporting in accordance with European Union requirements. The criteria of general government accounting established by the European system of integrated accounts are being developed and phased in gradually. EUROSTAT is the European Union entity responsible for decisions with respect to the application of such general government accounting criteria.

     ESA 95 NATIONAL ACCOUNTS. In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. These were intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis. The general government revenues, expenditure and debt figures in this annual report from and including 1999 have been restated and are in accordance with, and reflect the changes introduced by the adoption of ESA95 and differ from data included in SEC filings published before January 2001. They reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available.

MEASURES OF FISCAL BALANCE

     Italy reports its fiscal balance using two principal methods:

     o NET BORROWING, or budget deficit, which is consolidated revenues less consolidated expenditures of the general government. This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. Italy also reports its structural net borrowing, which is a measure, calculated in accordance with methods adopted by the EU Commission, of the level of net borrowing after the effects of the business cycle have been taken into account. Structural net borrowing assumes that the output gap, which measures how much the economy is outperforming or underperforming its actual capacity, is zero. As there can be no precise measure of the output gap, there can be no precise measure of the structural budget deficit. Accordingly, the structural net borrowing figures shown in this annual report are necessarily estimates. In 2003, the EU Commission changed the methods to be used to calculate structural net borrowing. Accordingly, 2002 structural net borrowing data is not directly comparable with that provided for subsequent years.
     o PRIMARY BALANCE, which is consolidated revenues less consolidated expenditures of the general government excluding interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.


 The table below shows selected public finance indicators for the period from 2000 through 2004.

              SELECTED PUBLIC FINANCE INDICATORS 2000 THROUGH 2004
------------------------------------------------------------------------------------------------------------
                                                  2000         2001         2002         2003         2004
                                                --------     --------     --------     --------     --------
                                                           (MILLIONS OF EURO, EXCEPT PERCENTAGES)
 General government expenditure(1)               543,200      595,234      605,983      640,195      654,852
 % of GDP                                           46.6%        48.8%        48.1%        49.2%        48.5%
 General government revenues                     534,400      556,493      571,520      598,440      611,200
 % of GDP                                           45.8%        45.7%        45.3%        46.0%        45.2%
 Net borrowing(1)                                  8,800       38,741       34,463       41,755       43,652
 % of GDP                                            0.8%         3.2%         2.7%         3.2%         3.2%
 Primary balance(1)                               66,533       40,829       38,084       27,520       24,782

                                                  2000         2001         2002         2003         2004
                                               ---------    ---------    ---------    ---------    ---------
                                                           (MILLIONS OF EURO, EXCEPT PERCENTAGES)
 % of GDP                                            5.7%         3.4%         3.0%         2.1%         1.8%
 Public Debt                                   1,298,670    1,350,948    1,364,880    1,389,575    1,440,855
 % of GDP                                          111.3%       110.9%       108.3%       106.8%       106.6%


(1) Includes revenues from UMTS licenses (deducted from capital expenditures) for the year 2000 ((euro)13,815 million, or 1.2% of GDP) and revenues from the disposal of state-owned real estate (deducted from capital expenditures) for the year 2001 ((euro)1,600 million, or 0.2% of
        GDP), 2002  ((euro)10,800  million,  or 0.9% of GDP), 2003  ((euro)2,700 million, or 0.2% of GDP) and 2004 ((euro)4,500 million, or 0.4% of GDP).

Source: Annual  Report  of the  Bank of Italy  (May  2005)  for the  year  ended
        December 31, 2004 and Quaderno Stutturale dell'Economia Italiana, dated June 30, 2005.

Large net borrowing requirements and high levels of public debt were features of the Italian economy until the early 1990s. In accordance with the Maastricht Treaty, the reduction of net borrowing and public debt became a national priority for Italy. Net borrowing, however, was higher than the 3% threshold set by the Maastricht Treaty in 2001, 2003 and 2004 and is forecasted to continue to exceed this threshold in 2005 and 2006. Public debt decreased from 108.3% of GDP in 2002 to 106.8% in 2003 and 106.6% in 2004. The decrease in 2004 was primarily due to income from disposals of a portion of the State's interest in ENEL and of state-owned real estate. The decrease in 2003 was due mainly to the privatization of ETI, the sale of a portion of the State's interest in ENEL and the transactions with Cassa Depositi e Prestiti described below under "Government Enterprises." The decrease in 2002 was primarily due to income from disposals of state-owned real estate and an exchange offer with the Bank of Italy described below under "Public Debt -- Summary of Internal Debt." Since 1999 the Government has taken steps to lengthen the average maturity of debt and reduce the variable rate portion that, together with the introduction of the single currency, made Government debt less sensitive to variations in short-term interest rates and exchange rates. While the ratio of public debt-to-GDP has improved substantially, it remains well above the 60% reference rate established by the Maastricht Treaty.

THE COUNCIL RECOMMENDATION TO ITALY RELATING TO ITS EXCESSIVE GOVERNMENT DEFICIT

     On March 18, 2005, Eurostat, the European Commission statistical authority, published a press release detailing government deficit and debt data for the years 2001 through 2004 (including partial estimates for 2004) transmitted by the 25 EU Member States to the Commission as part of the March 1 reporting round under relevant EU regulations. The press release included the following data for
Italy:

                                                                 2001          2002          2003          2004
                                                              ------------  ------------  -----------   -----------
  Primary balance, as a percentage of GDP                             3.6           3.2          2.4           2.0
  Public debt (in millions of euro)                             1,348,360     1,362,074    1,383,088     1,429,917
  Public debt, as a percentage of GDP                               110.7         108.0        106.3         105.8
  Net borrowing (in millions of euro)                              35,963        32,656       37,792        40,877
  Net borrowing, as a percentage of GDP                               3.0           2.6          2.9           3.0
  GDP (nominal value, in millions of euro)                      1,218,535     1,260,598    1,300,928     1,351,794


Source: Eurostat

Eurostat noted that all such data transmitted by Member States is subject to revision, notably through a further data submission due by September 1, 2005. With respect to Italy, Eurostat noted it was engaged in ongoing discussions with ISTAT, the Italian statistical authority, that could lead to an upward revision in Italy's net borrowing statistics, most notably for 2003 and 2004. These ongoing discussions related to the recording of payments to the Government by financial institutions that act as tax collectors (CONCESSIONARI D'IMPOSTA), the sectoral classification of Government-owned entities, the treatment of a government securitisation operation, the recording of transactions with the EU budget, inconsistencies between data on cash and accrual bases and statistical discrepancies in Government accounts.

     On April 28, 2005, the government announced an update to the Annual Program Report for 2005 (RELAZIONE PREVISIONALE E PROGRAMMATICA PER IL 2005) dated September 29, 2004, providing the following revised public finance indicators:

                                                           2004          2005
                                                          --------      -------
                                                          (RESULT)      (TARGET)
  Primary balance, as a percentage of GDP                     2.0          2.1
  Interest expense, as a percentage of GDP                    5.0          5.0
  Net borrowing, as a percentage of GDP                       3.0          2.9
  Public debt, as a percentage of GDP                       105.8        105.3
  GDP (% real growth rate)                                    1.2          1.2

Source: Ministry of Economy and Finance

     On May 23, 2005, following the discussions with ISTAT mentioned above, Eurostat announced upward revisions to Italy's budget deficit and public debt data for 2003 and 2004. Eurostat noted that it continued to be engaged in discussions with Italian authorities relating to the recording of transactions with the EU budget, inconsistencies between data on cash and accrual bases and statistical discrepancies in government accounts, which could lead to a further upward revision in Italy's budget deficit for the period between 2001 and 2004.

     On May 24, 2005, ISTAT released revised budget deficit and public debt data for the four-year period ended December 31, 2004, accounting for Eurostat's decisions. Italy's budget deficit, as a percentage of GDP, was provisionally set at 0.8% in 2000, 3.2% in 2001, 2.7% in 2002 and 3.2% in 2003 and 2004. Public
debt, as a percentage of GDP, was provisionally set at 111.3% in 2000, 110.9% in 2001, 108.3% in 2002, 106.8% in 2003, and 106.6% in 2004.

     On July 12, 2005, the Council performed an overall assessment of Italy's economic situation pursuant to the Maastricht Treaty. The Council concluded that Italy's exceeding of the 3% reference value for budget deficit as a percentage of GDP in 2003 and 2004 was not due to unusual events beyond the control of Italian authorities nor due to a severe and unpredictable economic downturn. In addition, the Council noted that Italy's output gap was estimated to have decreased from 2.1% of potential GDP in 2001 to a negative output GAP equal to 1.3% of potential GDP in 2004, concluding therefore that the slow economic growth in 2003 and 2004 could not be qualified as exceptional under the Treaty and the SGP. Moreover, the Council noted that Italy's budget deficit would continue to exceed the reference value in 2005 and 2006 and a rapid decline in the budget deficit was not expected given the slow pace at which public debt was being reduced and due to Italy's declining primary surplus. Accordingly, the Council adopted a recommendation requiring that Italy's excessive budget deficit be brought within the 3% reference value.

     The Council noted that given Italy's high debt-to-GDP ratio, the high level of structural deficit and Italy's continuing economic slow down, the adjustment path Italy was called to undertake would require a longer time than would otherwise be imposed under the terms of the Maastricht Treaty in order to ensure the adjustment did not prove economically counter-productive. Accordingly, the Council granted Italy an extension to 2007 to correct its budget deficit and set January 12, 2006 as the time limit for the necessary measures to be implemented, provided these resulted in a cumulative reduction in the structural budget deficit of at least 1.6% of GDP over 2006 and 2007 relative to its level in 2005 (with at least half of this correction occurring in 2006).

THE 2005 STABILITY AND GROWTH PROGRAM
     In December 2005 Italy presented the update to its stability and growth program for the period 2005-2009 ("2005 Stability Program") to the Council of the EU and the EU Commission. The 2005 Stability Program is based on the 2006-2009 Program Document approved by Parliament in July 2005, the RPP for 2006 presented to Parliament on September 29, 2005 and Annual Financial Law approved in September 2005. The following table compares the principal finance indicators included in the 2004 Stability Program and the 2005 Stability Program:

                                COMPARATIVE TABLE
            2004 STABILITY PROGRAM AND 2005 STABILITY PROGRAM TARGETS

                                                      2004          2005         2006          2007          2008
                                                    --------      -------      --------      --------      -------
  REAL GDP GROWTH RATE
  2004 Stability Program                                1.2          2.1           2.2           2.3          2.3
  2005 Stability Program                                1.2          0.0           1.5           1.5          1.7
  Difference                                            0.0          2.1           0.7           0.8          0.6

  NET BORROWING, AS A % OF GDP
  2004 Stability Program                                2.9          2.7           2.0           1.4          0.9
  2005 Stability Program                                3.2          4.3           3.5           2.8          2.1
  Difference                                            0.3          1.6           1.5           1.4          1.2

  PUBLIC DEBT, AS A % OF GDP
  2004 Stability Program                              106.0        104.1         101.9          99.2         98.0
  2005 Stability Program                              106.5        108.5         108.0         106.1        104.4
  Difference                                            0.5          4.4           6.1           6.9          6.4


Source: 2004 and 2005 Stability Programs

 On March 14, 2006, the Council of the EU issued an opinion setting forth the following considerations with regard to the achievement of the budgetary targets set forth in Italy's 2005 Stability Program:

     o Information available at the date of the Council's opinion indicated that the growth projections underpinning Italy's 2005 Stability Program were plausible throughout the period covered by the Program.

     o The Program's medium-term objective for the budgetary position is at an appropriate level and reflects the debt ratio and average potential output growth in the long term.

     o Budgetary outcomes could be worse than projected in the 2005 Stability Program. The Council noted that there are significant uncertainties regarding the implementation of the 2006 budget, in particular concerning the magnitude of expenditure savings. In addition, beyond 2006 the Program does not offer information on measures envisaged and may underestimate the magnitude of necessary fiscal correction. Therefore, correction of the excessive deficit by the 2007 deadline set by the Council crucially relies upon a full and effective implementation of the 2006 budget and the specification and implementation of substantial corrective measures for 2007.

     o The Council expressed concern with the pace of Italy's debt reduction, noting that the evolution of the debt to GDP ratio could be less favorable than projected, given the risks to the budgetary targets mentioned above and uncertainty about the stock-flow adjustment. As a consequence of this risk assessment, in the Council's view, a further strengthening of the budgetary position would be necessary to guarantee a sufficiently diminishing debt ratio towards the 60% reference value established by the Maastricht Treaty.

     o Italy continues to be at medium risk with respect to long-term sustainability of its public finances. Italy's past reforms, however, have helped to contain future increases in public expenditure and full implementation of these reforms, notably of the 2004 pension reform, will be crucial to obtain expected results. The currently high level of gross debt and weak budgetary position indicate the necessity for strong consolidation of public finances over the medium-term to reduce risks to public finance sustainability.

     o The 2005 Stability Program can be considered as consistent with a correction of the excessive deficit by 2007, subject to a full and effective implementation of the 2006 budget and the specification and adoption of further substantial measures for 2007.

     In its opinion the EU Council invited Italy to:
     o achieve the structural efforts envisaged in the Program for 2006 and 2007 in order to ensure the correction of the excessive deficit by 2007 in a credible and sustainable manner;
     o spell out the broad measures underlying the adjustment path in 2007 and the outer years of the Program and ensure that the adjustment towards the medium-term objective remains in line with the SGP requirements;
     o ensure that the debt-to-GDP ratio is declining towards the 60% reference value established by the Maastricht Treaty at a more rapid pace, including by paying particular attention to factors other than net borrowing which contribute to the change in debt levels; and

     o improve the budgetary process by increasing its transparency and by an effective implementation of the past and new mechanisms to monitor, control and report expenditure.

On April 5, 2006 the Ministry of Economy and Finance presented to the Government and Parliament the Quarterly Cash-Flow Report (Relazione Trimestrale di Cassa). Based on that Report, real GDP growth rate, net borrowing as a percentage of GDP and public debt as a percentage of GDP for the year ended December 31, 2005 were 0.0%, 4.1% and 106.4%, respectively.

THE 2006-2009 PROGRAM DOCUMENT

     In July 2005 the Government finalized and presented to Parliament its 2006-2009 Program Document, which contemplates as its main objective achieving long-term economic growth.

     Italy's budget deficit was in excess of the 3% threshold established by the Maastricht Treaty for the years 2001, 2003 and 2004, notwithstanding Italy's recourse to extraordinary one-off measures aimed at containing its net borrowing increase. Such measures included the sale of UMTS licenses in 2000, disposals of state-owned real-estate assets since 2001 and the tax amnesty implemented in 2003. One-off measures reduced Italy's budget deficit by 1.5% in 2002, 2.0% in 2003 and 1.5% in 2004. The Government estimated in 2004 that one-off measures in 2005 would represent a significant portion of the measures adopted by Italy to achieve its budgetary target (accounting for 1.0%). However, such measures would be phased-out entirely in 2006.

     The 2006-2009 Program Document projected that structural reforms over the four-year period would include improvement of Italy's infrastructure, a reduction in the tax burden and an increase in incentives to small and medium sized enterprises aimed at increasing investment in research and development. Structural measures would also be aimed at further reducing tax evasion.

     Furthermore, Italy plans to accelerate the pace at which it is reducing public debt as a percentage of GDP by containing public expenditure.

     The following table shows Italy's  principal public finance targets for the
years  indicated,  as  well  as  the  gross  domestic  product,   inflation  and
unemployment assumptions underlying the Program Document.

                      2006-2009 PROGRAM DOCUMENT OBJECTIVES
------------------------------------------------------------------------------------------------------------------
                                                                   2006         2007          2008          2009
                                                                  -------      --------      --------      -------
                                                                                     (TARGET)
  GDP (% real growth rate)                                           1.5           1.5           1.7          1.8
  Unemployment rate (%)                                              8.1           8.0           7.8          7.7

  Net borrowing, as a percentage of GDP                              3.8           2.8           2.1          1.5
  Primary balance, as a percentage of GDP                            0.9           1.8           2.5          3.0
  Public debt, as a percentage of GDP                              107.4         105.2         103.6        100.9

  Structural net borrowing, as a percentage of GDP                   3.0           2.1           1.6          1.1
  Structural primary balance, as a percentage of GDP                 1.7           2.5           3.0          3.4
  Structural net borrowing, net of one-off measures,
    as a percentage of GDP                                           3.0           2.1           1.6          1.1
  Structural primary balance, net of one-off measures,
    as a percentage of GDP                                           1.7           2.5           3.0          3.4


Source: 2006 - 2009 Program Document.

The Program Document targets real GDP growth of 1.5% in 2006, down from the 2.2% growth targeted in the 2005-2008 Program Document. It also targets annual budget deficit reductions with the budget deficit as a percentage of GDP decreasing from 3.8% in 2006 to 1.5% in 2009. The targeted reductions in budget deficits in the 2006-2009 Program Document are significantly less ambitious than those set forth in the 2005-2008 Program Document. This reflects lower targets for primary surplus as a percentage of GDP, increasing from 0.9% in 2006 to 3.0% in 2009, in the 2006-2009 Program Document, compared to targets of 3.3% for 2006 and 4.8% in 2008 in the 2005-2008 Program Document. The Quarterly Cash-Flow Report (RELAZIONE TRIMESTRALE DI CASSA) released on April 5, 2006 revised some of the estimates for 2006 included in 2006-2009 Program Document. In particular, the 2006 targets for real GDP growth and primary surplus were set at 1.3% and 0.6% respectively.

     The objectives set forth in the Program Document and the Quarterly Cash-Flow Report, the latter in respect of 2006, are based on assumptions relating to future economic developments, including international economic trends, and may therefore not be realized. See also "The Italian Economy -- 2005 Developments."


REVENUES AND EXPENDITURES

                  GENERAL GOVERNMENT REVENUES AND EXPENDITURES
------------------------------------------------------------------------------------------------------------

                                                2001(1)        2002         2003         2004         2005
                                               ---------    ---------    ---------    ---------    ---------
                                                                        (MILLIONS OF EURO)
 EXPENDITURES
 CURRENT EXPENDITURES                            548,765      567,051      590,828      612,180      630,241
 OF WHICH
 Total consumption                               227,693      238,456      250,382      262,244      272,669
 OF WHICH


                                                2001(1)        2002         2003         2004         2005
                                               ---------    ---------    ---------    ---------    ---------
                                                                     (MILLIONS OF EURO)
 Wages and salaries                              131,647      137,621      144,749      149,609      155,533
 Cost of goods and services                       96,046      100,835      105,633      112,635      117,136
 Interest expense                                 78,764       71,519       68,514       65,753       64,549
 Production grants                                15,156       14,450       14,213       14,533       13,201
 Social services                                 202,332      214,078      224,485      234,627      241,692
 Other current expenditures                       24,820       28,548       33,234       35,023       38,130
 CAPITAL EXPENDITURES(2)                          52,077       46,932       57,060       54,496       57,050
 Investments                                      29,630       22,468       32,778       33,276       33,499
 Investment grants                                16,891       18,440       19,463       17,728       18,909
 Other capital expenditures                        5,556        6,024        4,819        3,492        4,642
 TOTAL EXPENDITURES                              600,842      613,983      647,888      666,676      687,291
 as a percentage of GDP                             48.1%        47.4%        48.5%        48.0%        48.5%
 REVENUES
 CURRENT REVENUES                                558,872      571,231      579,562      607,301      623,153
 OF WHICH
 Tax revenues                                    360,950      364,728      365,515      380,798      390,911
 OF WHICH
 Direct taxes                                    183,998      179,554      178,745      185,400      189,052
 Indirect taxes                                  176,952      185,174      186,770      195,398      201,859
 Social security contributions                   153,823      161,275      168,776      176,550      182,416
 Revenues from capital                             8,142        8,249        8,087        7,477        8,118
 Other current revenues                           35,957       36,979       37,184       42,476       41,708
 CAPITAL REVENUES                                  3,469        5,667       22,290       11,723        5,964
 TOTAL REVENUES                                  562,341      576,898      601,852      619,024      629,117
 as a percentage of GDP                             45.0%        44.5%        45.1%        44.6%        44.4%

 CURRENT SURPLUS/(DEFICIT)                        10,107        4,180      (11,266)      (4,879)      (7,088)
 as a percentage of GDP                              0.8%         0.3%        (0.8)%       (0.4)%       (0.5)%
 NET BORROWING                                    38,501       37,085       46,036       47,652       58,174
 as a percentage of GDP                              3.1%         2.9%         3.4%         3.4%         4.1%
 PRIMARY BALANCE                                  40,263       34,434       22,478       18,101        6,375
 as a percentage of GDP                              3.2%         2.7%         1.7%         1.3%         0.4%
 GDP (NOMINAL VALUE)                           1,248,648    1,295,226    1,335,354    1,388,870    1,417,241

(1) Eurostat published in July 2002 a decision relating to the methods of accounting for securitizations. Pursuant to the Eurostat decision, Italy is required to account for receipts, aggregating approximately (euro)6.7 billion, from certain real estate and state lottery proceeds securitization transactions, which took place in 2001, in the three-year period 2002-2004 and not in 2001. The general government revenues and expenditures figures presented in the table above take into account the effects of the Eurostat decision.

(2) Includes revenues from the disposal of state-owned real estate (deducted from capital expenditures) for the year 2001 ((euro)1.6 million), 2002 ((euro)10.8 million), 2003 ((euro)2.7 million), 2004 ((euro)4.5 million) and 2005 ((euro)2.7 million).

Source: Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

General government expenditures and revenues have increased in each of the last five years. General government expenditures rose by 3.1 per cent in 2005, compared to 2.9 per cent in 2004. Higher expenditure growth in 2005 was principally due to higher wages and salaries and costs of goods and services, which collectively accounted for 19.2 per cent of GDP in 2005 compared to 18.9 per cent in 2004 as well as higher social services expenditures, which accounted for 17.1 per cent of GDP in 2005 compared to 16.9 per cent in 2004.

EXPENDITURES

     Italy has a comprehensive system of social services, including public health, public education and pension, disability and unemployment benefits programs, most of which are administered by the Government or by local authorities receiving Government funding. These social services are funded in part by contributions from employers and employees and in part from general tax revenues.

     SOCIAL SERVICES. Social Services includes expenditures for pensions, disability and unemployment benefits. The two principal social security agencies for private sector employees, the ISTITUTO NAZIONALE PREVIDENZA SOCIALE ("INPS") and the ISTITUTO NAZIONALE ASSICURAZIONI E INFORTUNI SUL LAVORO ("INAIL"), provide old-age pensions and temporary and permanent disability compensation for all the employees of the private sector and their qualified dependents and coverage for accidents in the workplace or permanent disability as a consequence of employment for workers of the industrial and agricultural sectors and for certain service sector employees. The social security entity for government employees, the ISTITUTO NAZIONALE DI PREVIDENZA PER I DIPENDENTI DELL'AMMINISTRAZIONE PUBBLICA ("INPDAP") provides similar services.

     Old-age pensions in Italy, as in much of the developed world, continue to present a significant structural fiscal problem. Controlling pension spending is a particularly important Government objective given Italy's aging population. The following are the principal reforms to the Italian pension system since 1992:

     o Beginning in 1992, the Government adopted several measures designed to control the growth of pension expenditures. Among other measures, the Government abolished the indexation of pensions to reflect wage increases and froze or delayed early retirement pensions for certain categories of workers, raised the retirement age and increased the minimum contribution period for early retirement pensions.
     o In 1995, Parliament enacted legislation to reform the pension system. Under these reforms, each individual's pension is determined on the basis of the contributions, adjusted for GDP growth, made to the system by the individual or by his employer on his behalf. No additional contributions are made by the Government. The Government, however, continues to provide welfare and disability pensions.
          Individuals with lower levels of contribution to the public pension system are encouraged to seek additional pension benefits through voluntary contributions to private funds.
     o In July 2004, Parliament enacted legislation to further reform Italy's pension system. The reform, which will take effect in 2008, will further raise retirement age and increase minimum contribution periods required to qualify for early retirement pension and old age pension, as shown in the table below. In addition, the reform includes incentives to employees to delay retirement and, as with the 1995 reforms, seek additional pension benefits through contributions to private funds and will substantially delay severance payments.

KEY 2004 PENSION REFORMS

     Expenditures for social services grew by 4.3% in 2004, compared to 4.9% in 2003 and 5.8% in 2002. The decline in growth rate in 2004 reflects slower growth of pension expenditures, decreasing from 4.5% in 2003 to 4.0% in 2004, principally due to the effect of pension reforms that raised the age required to qualify for old age pension effective as of 2004. As a percentage of GDP, in 2004 and 2003 social services expenditures remained stable at 17.3%, up from 17.0% in 2002.

     EXPENDITURES FOR PUBLIC HEALTH AND PUBLIC EDUCATION. Expenditures for public health and education are accounted for under wages and salaries, cost of goods and services and production grants. Italy has a public health service run principally by regional governments with funds provided by the Government. Local health units adopt their own budgets, establish targets and monitor budget developments. Public health care expenditures rose rapidly in 2000 and 2001, by 12.6% and 11.0%, respectively. The growth rate for public health care expenditures increased to 7.1% in 2004 from 2.5% in 2003 due to increasing expenditures for pharmaceutical products. Public health care expenditures as a percentage of GDP amounted to 2.7% in 2004 and 2.6% in 2003.

     Italy has a public education system consisting of elementary, middle and high schools and universities. Attendance at public elementary, middle and high schools is generally without charge to students, while tuition payments based on income level are required to attend public universities. Public schools generally follow a standard curriculum, and nationwide testing is used for graduation purposes. The Government has introduced programs to increase vocational and technical training. In 1997, the Government implemented a major reform of the education system, which, among other things, increased the number of years of compulsory education from eight to ten and imposed higher standards for the end-of-school exam (ESAME DI MATURITA).

     COMPENSATION OF PUBLIC EMPLOYEES. As a percentage of GDP, compensation of public employees decreased to 11.0% in 2004 from 11.1% in 2003. Compensation of public employees increased by 3.0% in 2004 compared to 5.5% in 2003, due to the renegotiation and subsequent renewal of certain collective bargaining agreements, which led to a 5.7 increase in gross wages. The number of public employees decreased by 1.7% in 2004, after remaining substantially unchanged in 2003 and 2002, mainly due to a reduction of public employees in the public education sector.

     INTEREST  PAYMENTS.   Interest  payments  by  the  Government  declined  by
(euro)841 million in 2004, after declining by (euro)3.3 billion and (euro)7.0 billion in 2003 and 2002, respectively. The ratio of interest payments to GDP fell from 12.1% in 1993 to 5.1% in 2004, declining 0.2% from 2003 to 2004 and 0.5% from 2002 to 2003. Average interest rates, which declined steadily from 1991, were stable at 6.0% in 1999 to 2001 and decreased from 5.2% in 2002 to 4.7% in 2004 mainly as a result of the repayment of bonds with higher coupons issued between 1990 and 1995. Between May 1999 and October 2000, the average gross rate on Treasury bills rose from 2.6% to 5.1%, before falling to 1.9% in June 2003 and rising to 2.1% at the end of 2003. It remained substantially stable at 2.1% throughout 2004. Similarly, the gross yield on ten-year domestic bonds rose from 3.9% in January 1999 to 5.7% in September 2000, fell to 3.7% at June 2003 and rose to 4.4% at the end of 2003. It remained stable at 4.4% until June 2004, then fell to 3.8% at the end of the year.

REVENUES

     TAXES. Italy's tax structure includes taxes imposed at the State and local levels and provides for both direct taxation through income taxes and indirect taxation through a value added tax ("VAT") and other transaction-based taxes. Income taxes consist of an individual tax levied at progressive rates and a corporate tax levied at a flat rate. In 2004, the maximum individual tax rate was 45% and the maximum corporate tax rate was 33%. Under the 2005 Budget Law the maximum individual tax rate was reduced to 43%. Corporations also pay local taxes, and the deductibility of those taxes for income tax purposes has been gradually eliminated over the last few years.

     VAT is imposed on the sale of goods and the rendering of services performed for consideration in connection with business or professions and on all imports of goods or services. Italy has issued legislation to harmonize its VAT with applicable European Union directives. The basic VAT rate is 20%, although certain goods and services qualify for an exemption from VAT or a reduced rate. In addition to VAT, indirect taxes include customs duties, taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.

     Italy has negotiated bilateral treaties for the avoidance of double taxation with virtually all industrialized countries.

     Low taxpayer compliance has been a longstanding concern for the Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Government has been under-reporting of income by self-employed persons and small enterprises. The Government's efforts to increase tax compliance during the last four years have led to an increase in the general tax base and to an improvement in compliance.

     In each year 1999 through 2002, Italy enacted reforms to reduce the level of taxation. With the 2000 Budget Law the Government lowered taxes on purchases of a principal residence, on house rents and on building renovations, s established further and higher allowances on personal income tax, lower inheritance and estate taxes, and reduced the tax rate on corporate merging and demerging operations from 27% to 19%. As part of the tax reforms implemented since 2001, income tax rate for companies was reduced from 37% to 33%. Income tax for companies was also partially reformed and consequently renamed IRES (formerly IRPEG). Italy's fiscal burden, which is the aggregate of direct and indirect taxes and social security contributions as a percentage of GDP, rose from 41.9% in 2002 to 42.6% in 2003 before decreasing to 41.7% in 2004, principally due to a reduction in capital gains taxes.

     The following table sets forth the composition of tax revenues for each of the five fiscal years ended December 31, 2004.

                         COMPOSITION OF TAX REVENUES(1)

                                                  2001         2002         2003         2004         2005
                                               ---------    ---------    ---------    ---------    ---------
                                                                        (MILLIONS OF EURO)
 DIRECT TAXES(1)
 Personal income tax                             120,931      120,204      124,238      127,689      132,608
 Corporate income tax                             32,521       29,651       29,022       28,073       33,688
 Investment income tax                            11,363       10,598        8,543        7,914        8,875
 Other(2)                                         12,745        9,860       15,796       18,640        4,401
 Total direct taxes                              177,560      170,313      177,599      182,316      179,572
                                               ---------    ---------    ---------    ---------    ---------
 INDIRECT TAXES(1)
 VAT                                              91,515       93,881       96,177      100,051      105,536
 Other transaction-based taxes                    14,518       16,499       15,789       18,176       17,953
 Production taxes                                 24,586       24,667       26,087       24,906       26,353
 Tax on State monopolies                           7,305        7,685        7,770        8,502        8,511
 National Lottery                                  7,722        8,858        6,839       14,658       12,343
 Others                                            1,988        2,003        5,144        3,167        2,104
 Total indirect taxes                            147,634      153,593      157,806      169,460      172,800
                                               ---------    ---------    ---------    ---------    ---------
 TOTAL TAXES                                     325,194      323,906      335,405      351,776      352,372
                                               =========    =========    =========    =========    =========

(1) The data presented in this table does not correspond to the general Government direct and indirect tax revenue figures contained in the preceding table entitled "General Government Revenues and Expenditures ", primarily because this table is prepared on the basis of State sector (cash basis) accounting criteria while the "General Government Revenues and Expenditures" table is prepared on an accrual basis in accordance with ESA95. Generally, State sector accounting does not include indirect taxes levied by, and certain amounts allocable to, regional and other local governments and entities. However, because this table is prepared on a cash basis, it reflects tax receipts of entities that are excluded from State sector accounting (such as local government entities) that are collected on their behalf by the State (and subsequently transferred by the State to those entities).

(2)  The taxes classified as "other" are non-recurring  and,  accordingly,  this item is highly variable.

Source: Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005

In 2005, direct taxes receipts decreased by 2.7 per cent from (euro)182.3 billion in 2004 to (euro)179.6 billion in 2005, principally due to lower receipts from non-recurring tax receipts, offset in part by higher receipts from personal income and corporate income taxes. Indirect taxes include VAT, excise duties, stamp duties and other taxes levied on expenditures. Indirect tax receipts increased approximately 3.4 per cent from (euro)169.4 billion in 2004 to (euro)172.8 billion in 2005, mainly due to increases in VAT receipts, offset in part by a decrease in receipts from the national lottery.

     IRAP DISPUTE. In November 2003, the Regional Tax Court of Cremona (COMMISSIONE TRIBUTARIA PROVINCIALE DI CREMONA) instituted a proceeding before the European Court of Justice (ECJ), referred to as the IRAP case, requesting that the ECJ issue a preliminary ruling in the case of BANCA POPOLARE DI CREMONA SOC. COOP.A.R.L. V. AGENZIA ENTRATE UFFICIO DI CREMONA on the question of whether Italy's regional tax on production (IMPOSTA REGIONALE SULLE ATTIVITA PRODUTTIVE or IRAP) is incompatible with the EU's prohibition of national turnover taxes other than VAT. IRAP was introduced in 1998 in connection with Italy's regional devolution program. IRAP receipts are reflected in indirect taxes in the "General Government and Revenues" table set forth above and totaled
(euro)31.3 billion, (euro)32.8 billion and (euro)32.3 billion in 2002, 2003 and 2004, respectively. They are collected by the Italian government on behalf of Italy's regions and they represent one of the principal sources of funding of regional expenditures. In March 2005, the EU advocate general opined before the ECJ that IRAP possessed the essential features of VAT and therefore should be ruled to be incompatible with VAT. Italy's position is that IRAP does not violate the EU's prohibition on national turnover taxes other than VAT. The ECJ has not yet delivered its preliminary ruling on the IRAP case. If the ECJ ruled that IRAP is incompatible with EU law, the Italian Government estimates that the retroactive entitlement to reimbursement would be in excess of (euro)120 billion.
Accordingly, in order to avoid material adverse effects on Italy's regional finances, the EU Advocate General requested that the ECJ limit the effects of its ruling from a temporal standpoint by reference to a fixed date. A hearing on this matter was held in December 2005.

GOVERNMENT ENTERPRISES

     The following chart summarizes, certain key data for each of the principal state-owned enterprises for the periods indicated. The Government currently continues to participate in the election of the respective boards of directors but does not directly participate in the management of these companies.

                                            PRINCIPAL GOVERNMENT ENTERPRISES
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     TOTAL        TOTAL
                                                                                     ASSETS    LIABILITIES
                                                                   PERCENT OF      ----------  -----------     NET PROFIT (LOSS)
                                                                    GOVERNMENT         AT DECEMBER 31,         AS OF DECEMBER 31,
                                                                   OWNERSHIP AS    ----------------------- -------------------------
                                                                  OF FEBRUARY 2,
COMPANY                                 INDUSTRY SECTOR               2006(1)         2004        2004      2002     2003     2004
----------------------------------------------------------------- -------------- ----------- ----------- -------- -------- ---------
                                                                                                    (MILLIONS OF EURO)
 Alitalia Linee Aeree Italiane S.p.A.  Airline                         49.9%          4,476       4,024        93    (520)    (812)
 Cassa Depositi e Prestiti             Banking/Financial Services      70.0%        107,533     103,152        72    N.A.      286
 ENEL S.p.A.                           Electricity/Utility             32.2%(2)      69,385      48,407     2,008   2,509    2,700
 ENI S.p.A.                            Energy                          30.3%(2)      72,524      36,829     4,593   5,585    7,274
 Ferrovie dello Stato S.p.A.           Railroads                      100.0%         91,818      55,820        77      31     (125)
 Poste Italiane S.p.A.                 Post                           100.0%(2)      47,886      46,339      N.A.    N.A.      215
 Finmeccanica S.p.A.                   Aerospace/Defense               32.4%         28,622      24,898       203     199      526
 RAI Holding S.p.A.                    Broadcasting                    99.6%          2,341       1,581       (17)     82       82
 GRTN S.p.A.                           Energy transmission            100.0%          3,388       3,293        11      12       15

(1) The percentages refer to the holding company (S.p.A.), while the financial data refers to the entire group on a consolidated basis.

(2) Including the share indirectly owned by the Government through Cassa Depositi e Prestiti S.p.A. In December 2003 the Treasury transferred shares representing 10.35% of ENEL, 10% of ENI and 35% of Poste Italiane to Cassa Depositi e Prestiti ("CDP"), a wholly owned entity with historical responsibility for promoting local development and managing postal savings instruments, in exchange for the transfer by CDP to the Treasury of approximately (euro)11 billion. These transfers were part of a series of transactions that included the conversion of CDP into a joint stock company, the further assumption by the Treasury of a portion of CDP's assets and liabilities, and the subsequent sale by the Treasury of a 30% minority stake in CDP to 65 Italian banking foundations for an aggregate consideration of (euro)1.1 billion.

Source: Ministry of Economy and Finance
\
     Finmeccanica is Italy's second largest manufacturer in the aerospace and defense sector. Due to Finmeccanica's involvement in the defense sector, the Government has maintained a significant interest in the share capital of the company through the Ministry of Economy and Finance (approximately 32%), has retained a golden share, and has limited the maximum ownership of any shareholder to 3%.

PRIVATIZATION PROGRAM

     PRIVATIZATIONS MANAGED BY THE ITALIAN TREASURY. Since 1994, the Treasury has carried out a number of privatizations in the financial institutions sector, the telecommunications sector, integrated oil companies and electricity utilities. Based on Treasury data, from February 1994 to December 2004 the Government raised approximately (euro)136 billion (including revenues from the IRI disposal program), making the Italian privatization program one of the largest privatization programs in Europe.

     The Italian Treasury currently holds majority or controlling interests in 27 public companies. Italy recorded lower receipts from privatizations in 2005 than targeted in its 2005-2008 Program Document. However, Italy continues to rely on proceeds from privatizations, state-owned real estate disposals and securitizations to reduce public debt as a percentage of GDP and achieve the targets set out in its 2006-2009 Program Document.

     The table below illustrates the principal Italian privatizations since 1994 managed by the Treasury since 1994 that generated proceeds of over (euro)100 million.

                                  PRINCIPAL PRIVATIZATIONS MANAGED DIRECTLY BY THE ITALIAN TREASURY
                                                    (FROM 1994 TO DECEMBER 2004)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     GROSS PROCEEDS    PERCENTAGE OF
                                 INDUSTRY                                                              IN MILLIONS        CAPITAL
COMPANY NAME                      SECTOR        OFFER DATE         OFFERING TYPE                         OF EURO        DISPOSED OF
----------------------------------------------------------------------- ------------------------------------------------------------
 IMI                             Banking          Feb 1994        Public Offering                           927           27.90(1)
 INA                             Insurance       June 1994        Public Offering                         2,343           47.45(1)
 IMI                             Banking         July 1995        Private Placement                         472           14.48
 INA                             Insurance        Oct 1995        Private Placement                         871           18.37
 ENI                             Oil              Nov 1995        Public Offering                         3,254           15.05(1)
 INA                             Insurance       June 1996        Exchangeable                            1,684           31.08
 IMI                             Banking         July 1996        Marketed block trade                      259            6.94
 ENI                             Oil              Nov 1996        Public Offer                            4,586           16.19(1)
 Istituto San Paolo di Torino    Banking         June 1997        Public Offer                              148            3.36
 ENI                             Oil             July 1997        Public Offering                         6,833           18.21(1)
 Telecom Italia                  Telecom          Nov 1997        Public Offer/Private                   11,818           29.18
 Seat                            Publishing       Nov 1997        Competitive bidding                       854           44.74
 ENI                             Oil             July 1998        Public Offer                            6,712           15.20(1)
 BNL                             Banking       Sept/Dec 1998      Public Offer/Private Placement          3,464           68.25
 ENEL                            Utility          Nov 1999        Public Offer                           16,550           32.42
 Mediocredito Centrale           Banking          Dec 1999        Trade sale                              2,037          100.00
 Banco di Napoli                 Banking          Nov 2000        Government tender in Public Offer         494           16.16
 ENI                             Oil              Feb 2001        Competitive Bidding                     2,721            5.00
 Telecom Italia                  Telecom          Dec 2002        Private placement Trade Sale            1,434            2.67
 ENEL                            Electricity      Nov 2003        Private Placement                       2,173            6.60
 ENEL                            Electricity      Oct 2004        Public Offer                            7,636           18.86


(1) Inclusive of bonus shares which were allocated to Italian retail investors who retained the shares sold for a specified period.

Source: Ministry of Economy and Finance

     The legislation governing privatizations contemplates a variety of methods of sale, including public offerings (including employee offerings), public auctions, private placements and trade sales and also allows the creation of stable core shareholder groups. In addition, this legislation grants the State certain special powers in connection with any transfer of a controlling interest in certain state-owned companies operating in public service sectors.

     Under Italian law, and in order to achieve the public finance objectives established with the Maastricht Treaty, all proceeds of the privatization of entities directly owned by the Treasury are deposited into a fund established in 1993 (FONDO PER L'AMMORTAMENTO DEI TITOLI DI STATO), prior to their use for the purchase or repayment of outstanding Treasury securities.

     The original purpose of the privatization program was to reduce the level of direct Government ownership; thereby lowering the level of State subsidy and improving industrial efficiency. The privatization program has resulted in a major structural change in the Italian industrial and financial markets, with a significant decrease in direct Government involvement in the management of industrial and financial companies.

     The success of the privatization program is largely attributable to capital market reforms, to the implementation of a clear regulatory framework and to the increased interest by Italian retail investors in the equity market. The Italian Stock Exchange was privatized in 1997 and initiatives have been introduced to protect minority shareholders, promote transparent corporate governance and eliminate barriers to changes in corporate control. Increased participation by retail investors in domestic capital markets has been a leading contributor to the success of Italy's privatization program. Prior to the commencement of Italy's privatization program in 1993, Italy's domestic retail investors historically had demonstrated a strong preference for investing in Government bonds and other fixed income securities rather than equities. As Italy has historically benefited from one of the highest domestic saving rates in Western Europe, the success of Italy's privatization program has been largely attributable to the Government's ability to attract domestic savings and promote the growth of equity investment. The Government has attained this goal through a combination of innovative offer structures, attractive retail incentive packages and widespread marketing campaigns. Between 1991 and 2004, the ratio of overall market capitalization of Italian Stock Exchange listed companies to nominal GDP increased from 12% to 43%, having reached a peak of 70% in 2000. At December 31, 2004 total market capitalization was (euro)569 billion, up from (euro)487 and
(euro)458 billion as of December 31, 2003 and 2002, respectively.

     PRIVATIZATIONS MANAGED BY IRI. IRI has played a major role in the Italian privatization program. Proceeds from the privatization activities of the IRI group were (euro)56.6 billion for the period from July 1992 to December 2001. During the three years ended December 31, 2002, IRI paid to the Ministry of Economy and Finance, its shareholder, dividends totaling (euro)6.2 billion. On June 27, 2000 IRI was put into liquidation proceedings having completed its mandate. In connection with its liquidation IRI made advance payments to the Ministry of Economy and Finance amounting to (euro)8.0 billion in 2000 and
(euro)3.0 billion in 2001. On November 30, 2002, IRI merged into Fintecna S.p.A.

                                 MAJOR PRIVATIZATIONS MANAGED DIRECTLY BY IRI IN THE PERIOD 1999-2001
----------------------------------------------------------------------------------------------------------------------
                                                                                              GROSS
                                                                                            REVENUE IN     PERCENTAGE
                                                                                            MILLIONS OF    OF CAPITAL
COMPANY NAME           INDUSTRY SECTOR       OFFER DATE            OFFER TYPE                  EURO       DISPOSED OF
---------------------- --------------------- --------------------- ---------------------- -------------- -------------
Autostrade             Infrastructure        Oct 1999              Private Placement          2,536          30.0
                       Infrastructure        Dec 1999              Secondary Public Offer     4,185          52.0

Aeroporti di Roma      Infrastructure        Nov 1999/June 2000    Private Placements         1,379          54.2

Finmeccanica           Aerosp./Defense       June 2000             Secondary Public Offer     5,505          43.8

Cofiri                 Financial services    Feb 2001              Private Placement            508         100.0

Source: Treasury's evaluations based on IRI data

GOVERNMENT REAL ESTATE DISPOSAL PROGRAM

     The Government plans to dispose of its real estate assets to reduce the costs associated with owning those assets and to further reduce State debt.

     In September 2001, the Government approved new legislation to accelerate its real estate disposal program in light of the disappointing results attained in 2000 and early 2001. The program has been extended to all of the State's real estate assets, including real estate assets owned by social security entities, and includes a securitization program. The Government completed its first real estate securitization transaction in December 2001. The proceeds of this securitization transaction totaled (euro)2.1 billion, which were paid to the Government in December 2001 and, pursuant to Eurostat methodology, accounted for in the three-year period 2002-2004. The Government completed its second real estate securitization transaction in December 2002, raising proceeds of
(euro)6.6 billion. In December 2004 and December 2005 the Government disposed of additional real estate assets through sales to two real estate investment funds, raising proceeds of (euro)3.3 billion and (euro)600 million in 2004 and 2005, respectively.

                                   PUBLIC DEBT

GENERAL

     The Annual Financial Law and the Budget Law authorize the incurrence of debt by the Government. See "Public Finance -- The Budget Process." The Annual Financial Law sets a gross limit on issuances of Treasury securities other than BUONI ORDINARI DEL TESORO or BOTs, which are zero-coupon notes with a three-, six-, or twelve-month maturity. The Budget Law sets a net limit on all issuances of Treasury securities, excluding issuances to refinance outstanding Treasury securities. In addition to Treasury securities and borrowings, Italy's public debt includes debt incurred by public social security agencies, regional and local governments and other authorities.

     The Treasury administers the public debt and the financial assets of Italy. The Bank of Italy provides technical assistance to the Treasury in connection with auctions for domestic bonds and acts as paying agent for Treasury securities.

     While Italy's debt-to-GDP ratio has decreased from 124.3% of GDP in 1994 to 106.5% of GDP in 2004, it remained substantially higher than the 60% Maastricht reference value at the end of 2004.

     The following table summarizes Italy's public debt as at December 31 in each of the years 2000 through 2004, including debt represented by Treasury securities and liabilities to holders of postal savings.

                                   PUBLIC DEBT
-------------------------------------------------------------------------------------------------------------------------
                                                  2000            2001            2002            2003            2004
                                               ----------      ----------      ----------      ----------      ----------
                                                                       (MILLIONS OF EURO)
 Debt incurred by the Treasury:
 Short term bonds (BOT)(1)                        102,093         113,810         113,740         119,645         118,750
 Medium and long term bonds (initially
   incurred or issued in Italy)                   937,248         948,244         946,535         952,084         979,506
 External bonds (initially incurred or
   issued outside Italy)(2)                        69,471          79,795          81,201          84,147          85,262
 Total Treasury Issues                          1,108,812       1,141,849       1,141,476       1,155,876       1,183,518
 Postal savings(3)                                117,895         138,207         151,939         101,067         117,734
 Debt incurred by:
 FS bonds and other debt(4)                        11,012           6,932           4,889           3,408           1,753
 ANAS bonds and other debt(5)                       2,141             900             384             218              52
 Other State sector entities(6) (7)                13,115           9,960           9,503          40,105          37,817
 Other general government entities(7)              45,695          53,512          56,816          88,549          98,881
 TOTAL PUBLIC DEBT                              1,298,670       1,351,360       1,365,007       1,389,223       1,439,755
 AS A PERCENTAGE OF GDP                             111.3%          110.9%          108.3%          106.8%          106.5%
 Treasury accounts(8)                             (19,331)        (21,487)        (21,185)        (13,048)        (15,709)
 Total public debt net of Treasury accounts     1,279,339       1,329,873       1,343,822       1,376,175       1,424,046


(1) BOTs (BUONI ORDINARI DEL TESORO) are short-term, zero-coupon notes with a maturity of three, six or twelve months.
(2) Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements.
(3) Postal savings are demand, short- and medium-term deposit accounts, as well as long-term certificates that may be withdrawn by the account owner prior to maturity with nominal penalties. As of the date of conversion of Cassa Depositi e Prestiti ("CDP") into a joint stock company in 2003, the Ministry of Economy and Finance assumed certain postal savings liabilities as described in greater detail below.
(4) Includes FS bonds, which are securities issued by FERROVIE DELLO STATO S.P.A., or FS, the State railway entity and other debt incurred by FS and assumed by the Treasury by law in 1996.
(5) Includes ANAS (AZIENDA NAZIONALE PER LE STRADE) bonds, which are securities issued by ANAS, the State Road Board and other debt incurred by ANAS.
(6) Includes loans and securities issued by the Institute of Credit for Public Works (CREDIOP) and certain other entities. All indebtedness included in this line item is net of Treasury securities owned by such entities. The indebtedness of INFRASTRUTTURE S.P.A., relying on the TAV project (high-speed railroad infrastructure), is included since 2004.
(7) The increase in debt of "other State sector entities" and "other general government entities" in 2003 was largely due to the conversion of CDP into a joint stock company in 2003, as described in greater detail below.
(8) The line item "Treasury accounts" includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. See "Monetary System -- Monetary Policy."

Source: Ministry of Economy and Finance

     On December 5, 2003, the Ministry of Economy and Finance issued a Decree pursuant to which CASSA DEPOSITI E PRESTITI ("CDP"), an administrative entity with historical responsibility for promoting local development, including by lending to local government entities, and managing postal savings instruments, was converted into a joint stock company, wholly owned by the Italian Treasury. Subsequently, in December 2003, the Treasury sold a 30% stake in CDP to 65 Italian banking foundations.

     From December 12, 2003, the date of its conversion into a joint stock company, CDP is no longer considered part of the general government and its liabilities are no longer accounted for as public debt. In connection with the conversion of CDP into a joint stock company:

     o the Ministry of Economy and Finance assumed (euro)101 billion of CDP's postal bonds and accounts, shown in the table above as "Postal Savings." Prior to December 2003, Italy accounted for CDP's entire postal savings liabilities under "Postal Savings";
     o the remaining approximately (euro)73 billion of CDP's obligations in respect of postal savings ceased to be accounted for as a portion of public debt; and
     o loans totaling (euro)28 billion, granted by CDP to local government entities, which previously had not been accounted for as public debt as they were loans made from one general government entity to another, were thenceforth included in public debt of local government entities (shown in the table above under "other general government entities") or in the debt of central government, when it was fully committed to the refunding ("other State sector entities" in the table above). The increase in debt of "other State sector entities" and "other general government entities," shown in the table above, is largely the result of this recharacterization.

 Debt management continues to be geared towards lengthening the average maturity of public debt, which steadily increased from 5.73 years at December 31, 2000 to
6.43 years at December 31, 2004. The average maturity of public debt decreased to 5.56 years at December 31, 2002 due principally to a bond exchange with the Bank of Italy on December 31, 2002. The Ministry of Economy and Finance issued to the Bank of Italy (euro)15.4 billion of BTPs with interest rates ranging from 5.0% to 6.5% and maturing between 2012 and 2031 in exchange for (euro)39.4 billion of outstanding 1.0% BTPs maturing between 2014 and 2044 issued in 1993.

     The Government's objectives with respect to the management of public debt are to minimize the cost of borrowing in the medium-term and to reduce the volatility of interest payments. In accordance with these objectives, the Treasury has, in the past, gradually increased the proportion of total Government bonds in circulation represented by fixed-rate securities, while reducing the proportion represented by floating rate and short-term securities, from approximately two-thirds to less than one third.

     The following table shows the total of debt securities issued by the Treasury and outstanding as of the dates indicated. Total Treasury issues differ from Italy's total public debt as the former do not include liabilities to holders of postal savings accounts, debt incurred by FERROVIE DELLO STATO S.P.A. and ANAS (AZIENDA NAZIONALE PER LE STRADE) and debt incurred by other state sector entities and other general government entities.

                                  DECEMBER 31,      MARCH 31,       JUNE 30,
                                      2005            2006            2006
                                  ------------    ------------    ------------
                                               (MILLIONS OF EURO)
 Short term bonds (BOT)                117,806         136,250         142,803
 Medium and long term bonds
   (initially issued in Italy)       1,006,589       1,021,144       1,050,189
 External bonds (initially
   issued outside Italy)(1)             87,798          87,113          85,629
                                  ------------    ------------    ------------
 Total Treasury issues               1,212,193       1,244,507       1,278,620
                                  ============    ============    ============


(1) Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements. The total amounts of external bonds shown above include outstanding debt under Italy's (euro)10 billion Commercial Paper program, with maturity of less than one year. All amounts of debt outstanding under Italy's Commercial Paper Program are repaid in full every year by year-end.

     The amount of external bonds shown above is not directly comparable to the total amount of external bonds indicated in the table "External Bonds of the Treasury as of June 30, 2006" below, which does not take into account (i) the effect of currency swaps and (ii) the amount of debt outstanding under Italy's Commercial Paper Program.

Source: Ministry of Economy and Finance

     In addition to its direct indebtedness, the Government also guarantees certain third-party indebtedness, such guarantees arising by operation of law. Under Italian commercial law, a sole shareholder guarantees the company's indebtedness incurred while such joint stock company is wholly-owned by such shareholder. Such guarantee is limited to cases of insolvency of a joint stock company. Therefore, indebtedness of joint stock companies incurred during the period that such companies are or were wholly-owned by the Government is guaranteed by the Government by operation of law. In 1993, Parliament extended this provision to all preexisting indebtedness of State holding companies converted to joint stock companies.

SUMMARY OF INTERNAL DEBT

     Internal debt is debt initially incurred or issued in Italy, regardless of the currency of denomination. Italy's total internal public debt as at December 31, 2004 was (euro)1,347,206 million, an increase of (euro)59,074 million from December 31, 2003.

The following table summarizes the internal public debt as at December 31 in each of the years 2000 through 2004.

                              INTERNAL PUBLIC DEBT
-------------------------------------------------------------------------------------------------------------------
                                                    2000         2001          2002          2003         2004
                                                 -----------  ------------  -----------   -----------  ------------
                                                                        (MILLIONS OF EURO)
  Debt incurred by the Treasury:
  Short Term Bonds (BOT)(1)                         102,093       113,810      113,740       119,645       118,750
  Medium and Long Term Bonds
  CTZ(2)                                             62,416        48,577       59,193        52,636        45,603
  CCT(3)                                            239,740       228,214      215,470       197,540       197,435
  of which:
  Floating rate                                     238,240       228,214      215,470       197,540       197,435
  CTE(4)                                              1,500           --            --            --            --
  BTP(5)                                            635,092       671,453      671,872       691,705       707,890
  BTP(euro)i(6)                                                                               10,203        28,578
  Total                                           1,039,341     1,062,054    1,060,275     1,071,729     1,098,256

  Postal bonds(7)                                    69,255        73,387       77,250        57,522        53,094
  Postal accounts(7)                                 48,640        64,820       74,689        43,545        64,640
  FS bonds and loans(8)                               5,578         2,065        1,032         1,032             0
  ANAS bonds and loans (9)                            1,622           384          384           218            52
  Other State sector entities(10)                    11,282         8,507        7,352        11,204        37,141
  Other general government entities(11)              39,647        46,430       47,991        74,795        94,023
  Total internal public debt                      1,215,365     1,257,647    1,270,106     1,288,132     1,347,206

  Treasury accounts(12)                             (19,331)      (21,487)     (21,185)      (13,048)      (15,709)

  Total internal  public debt net of
    Treasury account                              1,196,034     1,236,160    1,248,921     1,275,084     1,331,497


(1) BOTs (BUONI ORDINARI DEL TESORO) are short-term, zero-coupon notes with a maturity of three, six or 12 months.
(2) CTZs (CERTIFICATI DEL TESORO ZERO-COUPON), introduced in 1995, are zero-coupon notes with maturities of eighteen or twenty-four months.
(3) CCTs (CERTIFICATI DI CREDITO DEL TESORO) are medium- and long-term notes at a variable interest rate with a semiannual coupon.
(4)  CTEs (CERTIFICATI DEL TESORO DENOMINATED IN ECU) were CCTs issued in ECU.

(5) BTPs (BUONI DEL TESORO POLIENNALI) are medium- and long-term notes that pay a fixed rate of interest, with a semiannual coupon.
(6) BTP (INFLATION-LINKED BTPS) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the euro-zone harmonized index of consumer prices, excluding tobacco.
(7) "Postal Bonds" are long-term certificates that may be withdrawn by the account owner prior to maturity with nominal penalties, and "Postal Accounts," are demand, short- and medium-term deposit accounts held by the private sector and by the Treasury on behalf of public companies, such as INFRASTRUTTURE S.P.A., FINTECNA S.P.A. and companies formed in connection with securitization transactions carried out by the Treasury. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance assumed certain postal savings liabilities as described in greater detail above under "Debt -- General."
(8) Includes FS bonds and other debt incurred by FS and assumed by the Treasury by law in 1996.
(9)  Includes  ANAS  bonds and other  debt  incurred  by ANAS.
(10) Includes loans and securities issued by the Institute of Credit for Public Works (CREDIOP) and certain other entities. All indebtedness included in this line item is net of Treasury securities owned by such entities.
(11) All indebtedness included in this line has been treated as funded debt in this "Public Debt" section. A small portion, however, may have had a maturity at issuance of less than one year or may have been incurred or issued abroad. The increase in debt of "other general government entities" in 2003 was largely due to the conversion of CDP into a joint stock company in 2003, as described in greater detail above under "Debt -- General."
(12) The line item "Treasury accounts" includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. See "Monetary System -- Monetary Policy." Source: Ministry of Economy and Finance

     The following table divides the internal public debt into floating debt and funded debt as at December 31 in each of the years 2000 through 2004. Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

                                                    2000          2001         2002          2003          2004
                                                 -----------   -----------  ------------  -----------   -----------
                                                                        (MILLIONS OF EURO)
  Floating internal debt(1)                          78,604       108,131       119,680       92,189       111,390
  Funded internal debt                            1,136,761     1,149,516     1,150,426    1,195,943     1,235,816
  Total internal public debt                      1,215,365     1,257,647     1,270,106    1,288,132     1,347,206


(1) Includes BOTs with a maturity at issuance of three and six months and postal accounts.

Source: Ministry of Economy and Finance

Italy reduced the ratio of short-term bonds to total debt issued from 23.22% in 1994 to 9.16% in 2000. This ratio has remained stable at approximately 10% in the four years to December 31, 2004. Italy reduced the ratio of CCTs to total debt issued from 21.38% in 2000 to 16.67% in 2004. The ratio of BTPs to total debt issued increased from 56.99% in 2000 to 59.78% in 2004.

SUMMARY OF EXTERNAL DEBT

     External  debt  is  debt  initially   incurred  or  issued  outside  Italy,
regardless of the currency of denomination. Total external public debt as at December 31, 2004 was (euro)92,549 million, a decrease of (euro)8,542 million from December 31, 2003.

          The following table summarizes the external public debt as at December 31 in each of the years 2000 through 2004.

                              EXTERNAL PUBLIC DEBT

                                                   2000         2001         2002         2003         2004
                                                 -------      -------      -------      -------      -------
                                                                         (MILLIONS OF EURO)
 External Treasury Bonds(1)                       69,471       79,795       81,201       84,147       85,262
 FS bonds and loans(2)                             5,434        4,867        3,857        2,376        1,753
 ANAS bonds                                          519          516           --           --           --
 Other State sector entities                       1,833        1,453        1,018          814          676
 Other general government entities                 6,048        7,082        8,825       13,754        4,858
 Total external public debt                       83,305       93,713       94,901      101,091       92,549


(1) Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements. All amounts of debt outstanding under Italy's $10 billion Commercial Paper program are repaid in full every year by year-end.

(2) Includes FS bonds and other debt incurred by FS outside Italy and assumed by the Treasury by law in 1996.

Source: Ministry of Economy and Finance

 The following table sets forth a breakdown of the external public debt of the Treasury, by currency, as at December 31 in each of the years 2000 through 2004. The amounts shown below are nominal values at issuance, before giving effect to currency swaps, and do not include external public debt of other state sector entities and other general government entities. The US$ amount shown below includes US$989 million of debt originally incurred outside Italy by FS and assumed by the Treasury by law in 1996. Italy often enters into currency swap agreements in the ordinary course of the management of its debt.

                                                  2000         2001         2002         2003         2004
                                               ---------    ---------    ---------    ---------    ---------
                                                                            (MILLIONS)
 Euro                                             21,496       25,310       21,753       21,354       20,328
 British Pounds                                    1,305        2,505        2,005        2,605        2,855
 Swiss Francs                                      5,800        6,800        7,800        8,800        9,800
 U.S. Dollars                                     29,074       30,866       38,591       45,675       49,589
 Japanese Yen                                  1,675,000    1,475,000    1,475,000    1,325,000    1,225,000
 Norwegian Kroner                                     --           --        2,000        4,000        4,000
 Australian Dollars                                   --           --           --           --        1,000

Source: Ministry of Economy and Finance


Although historically Italy has not relied heavily on external debt, the Treasury raised approximately US $76.3 billion by issuing bonds denominated in euro and currencies other than euros during the period 2000 through 2004. As of December 31, 2004, external debt accounted for approximately 6.43% of total public debt, compared to 6.41% at December 31, 2000. As of December 31, 2004, external Treasury bonds denominated in euro and those denominated in currencies other than euro accounted for 5.09% and 2.17% of total Treasury bonds, respectively.

     Italy accesses the international capital market through a Global Bond Program registered under the United States Securities Act of 1933, a US$ 40 billion Medium-Term Note Program established in 1998 and a $10 billion Commercial Paper Program established in 1999. The Global Bond Program has been Italy's principal source of funding from the international capital markets since 2001. Italy introduced collective action clauses (CACs) in the documentation of all New York law governed bonds issued after June 16, 2003.

DEBT SERVICE

     The aggregate nominal amount, before giving effect to currency swaps, of scheduled repayments in respect of the principal amount on Treasury securities constituting external debt outstanding as at December 31, 2004 was as follows:

                                                                         2013
                                   2005         2006      2007-201     AND AFTER
                                 -------      -------     --------     ---------
                                                  (MILLIONS)
 Euro                              3,000        2,000        8,763        6,565
 British Pounds                      105           --          600        2,150
 Swiss Francs                      1,300        2,000        6,500           --
 U.S. Dollars                      4,100       15,000       22,989        7,500
 Japanese Yen                    225,000      200,000      350,000      450,000
 Norwegian Kroner                     --           --        2,000        2,000
 Australian Dollars                   --           --        1,000           --


Source: Ministry of Economy and Finance

DEBT RECORD

     Since its founding in 1946, the Republic of Italy has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

                               OFFICIAL STATEMENTS

Information included herein which is identified as being derived from a publication of the City or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of the City. All other information herein and in the Registration Statement of which this Prospectus is a part, other than that included under the caption "Underwriting" herein, is included as a public official statement made on the authority of Dott. Enrico Cardillo, ASSESSORE ALLE RISORSE STRATEGICHE, City of Naples.



                 AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

The Authorized Representative of the City in the United States of America is Mr. Donald J. Puglisi, Puglisi & Associates, whose address is 850 Library Avenue, Suite 204, P. O. Box 885, Newark, Delaware 19715.

              SCHEDULE OF OUTSTANDING DEBT AS OF DECEMBER 31, 2005

                                                                                                        OUTSTANDING AT
                                                  FINAL YEAR OF     ORIGINAL AMOUNT ISSUED   DECEMBER 31, 2005 / JANUARY 1, 2006
                    LENDER                       MATURITY (EURO)            (EURO)                          (EURO)
----------------------------------------------  -----------------  ------------------------  -----------------------------------
Cassa Depositi e Prestiti......................             2006            157,519.35                              1,318.87
Cassa Depositi e Prestiti......................             2007           98,667,696.14                       18,080,059.25
Cassa Depositi e Prestiti......................             2008           75,906,776.84                       19,242,047.93
Cassa Depositi e Prestiti......................             2009           20,258,021.45                        5,948,034.15
Cassa Depositi e Prestiti......................             2010           71,651,021.29                       29,295,996.51
Cassa Depositi e Prestiti......................             2011           77,306,461.39                       36,500,854.72
Cassa Depositi e Prestiti......................             2012            8,949,337.30                        3,952,400.43
Cassa Depositi e Prestiti......................             2013               26,223.10                            4,842.30
Cassa Depositi e Prestiti......................             2015           61,974,827.89                       26,931,786.03
Cassa Depositi e Prestiti......................       After 2015          246,888,570.85                      364,866,017.50

Banca OPI......................................             2012           11,331,937.47                       10,279,064.65
Banca OPI......................................             2025          127,059,338.16                      127,059,338.16
Banca OPI   floating...........................             2023              450,000.00                          417,067.11
Banca OPI   floating...........................             2024              350,000.00                          337,402.45
Banca OPI                                             After 2025          121,551,037.03                      120,390,040.51

Crediop floating...............................             2015            3,873,426.74                        2,899,493.98
Crediop floating...............................             2025           13,023,047.00                       13,023,047.00
Crediop floating...............................       After 2025           47,530,228.17                       47,277,707.41

Unicredit floating.............................             2015            4,648,112.09                        3,368,080.13

Banca Nazionale Lavoro floating................             2024            7,769,200.00                        7,460,396.08
Banca Nazionale Lavoro.........................             2025           23,996,000.00                       23,996,000.00
Banca Nazionale Lavoro.........................             2035           20,695,512.07                       20,620,539.00

Monte Paschi Siena.............................             2024           10,000,000.00                        9,601,356.59
Prestito Obbligazionario.......................             2006          154,937,069.72                       15,493,706.98
Prestito Obbligazionario.......................             2024          400,000,000.00                      389,128,000.00
                                                                                             -----------------------------------
     TOTAL.....................................                                                             1,296,174,597.74
                                                                                             ===================================


                        SCHEDULE OF OUTSTANDING DEBT AS OF JANUARY 1, 2001, 2002, 2003, 2004 AND 2005 BY LENDER


                                                                 OUTSTANDING AT JANUARY 1,
                                                 -----------------------------------------------------------
                     LENDER                        2001         2002         2003         2004         2005
                                                 -------      -------      -------      -------      -------
                                                                             ((EURO) MILLIONS)
 CASSA DEPOSITI E PRESTITI ....................    448.7        454.1        479.0        632.0        427.3
 BANCA OPI ....................................    182.6        173.8        164.2        154.3        143.5
 ISTITUTI DI PREVIDENZA .......................     25.3         24.0         22.8         21.4         20.0
 I.B.S. PAOLO DI TORINO (CREDIOP) .............     36.5         32.4         28.0         23.5         18.6
 OTHER ........................................      5.0          4.4          4.2          4.1         45.5
 PRESTITO OBBLIGAZIONARIO .....................     93.0         77.5         62.0         46.5        431.0
                                                 -------      -------      -------      -------      -------
      TOTAL OUTSTANDING DEBT                       791.1        766.2        760.2        881.8       1085.9
                                                 =======      =======      =======      =======      =======


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